As filed with the Securities and Exchange Commission on May 24, 2011

Registration No. 333-174293

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taomee Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang Latham & Watkins LLP c/o 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong (852) 2912-2503	Karen M. Yan Latham & Watkins LLP c/o 49th Floor, Jin Mao Tower 88 Century Boulevard Shanghai, PRC 200121 (86-21) 6101-6018	James C. Lin Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central, Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary Shares, par value US$0.00002 per ordinary share(2)(3)	165,312,500	US$0.55	US$90,921,875	US$10,557(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes 21,562,500 ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-174441). Each American depositary share represents 20 ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED May 24, 2011

7,187,500 American Depositary Shares

Taomee Holdings Limited

Representing 143,750,000 Ordinary Shares

This is an initial public offering of our American depository shares, or ADSs. We are offering 7,187,500 ADSs. Each ADS represents 20 ordinary shares, par value US$0.00002 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$9.0 and US$11.0 per ADS. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “TAOM.”

The underwriters have an option to purchase up to 1,078,125 additional ADSs from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 11.

	Initial Public Offering Price	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Taomee
Per ADS	US$	US$	US$
Total	US$	US$	US$

Delivery of the ADSs will be made on or about                     , 2011.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

Oppenheimer & Co.	Pacific Crest Securities	Stifel Nicolaus Weisel	CICC

The date of this prospectus is                     , 2011

You should rely only on the information contained in this document or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only accurate on the date of this document.

Until                     , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factor,” before deciding whether to buy our ADSs.

Our Business

We are one of the leading children’s entertainment and media companies in China. Our mission is to create exceptional entertainment experiences for children that are fun, safe and trusted by parents. We attribute our market leading position to our content development capabilities that leverage our innovative culture, experience in the children’s entertainment market in China, and knowledge of virtual worlds to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. In 2010, we ranked as the largest online entertainment community for children in China, measured by market share and active accounts, according to iResearch, an independent research company, in a January 2011 report commissioned by us, or the iResearch Report. Our success online has translated into growing demand for our content offline in print media, merchandising, television, film and live performances.

Our children’s online entertainment community is the largest such community in China where, in June 2010, an estimated 89.6 million children in the five to 15 age group used the Internet, primarily to visit virtual worlds and/or other entertainment communities for children, according to the iResearch Report. In the first quarter of 2011, we had approximately 27.3 million active accounts, defined as registered accounts that were accessed at least once during the quarter. Our online entertainment community, www.61.com, hosts four of the top six most visited virtual worlds by children in the five to 15 age group in China, based on a July 2010 survey conducted by iResearch and included in the iResearch Report.

We have a proven track record in creating leading virtual worlds for children in China. The “Seer” and “Mole’s World” virtual worlds we developed ranked as the most and second most visited virtual worlds for children in China, respectively, according to the iResearch Report. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure.

We offer a wide range of children’s books and magazines, based on our franchises developed either by our staff writers or by partnering with authors and publishers. Two books based on our franchises were among the top five best-selling children’s books sold in 2010 according to a ranking compiled by Beijing OpenBook, an independent information services provider for the publishing industry in China.

We also license our franchises to leading makers of consumer products for children in China, such as “Mengniu” in beverages and “Roly China” in apparel. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises.

We have expanded to film and television through the co-production of, or investments in, two animation series with over 100 planned episodes and two feature films, based on our “Mole’s World” and “Seer” franchises, which we expect to release in 2011. We also stage, with event organizers, carnivals and live performances featuring our franchises.

Our success is in part due to our efforts to reinforce parental trust by creating a safe and enjoyable entertainment environment with wholesome, age-appropriate content and standard-setting security safeguards.

We believe we were the first children’s entertainment company in China to launch a separate online monitoring portal, “Taomee Mom,” which we believe increases online safety for children through parental engagement.

Our online business achieved significant scale through the strength of our robust technology platform and targeted distribution network. Our reliable and flexible proprietary technology platform, coupled with our experienced research team, allows us to quickly expand our user base, gather user feedback, enhance the online experience of our users and shorten development cycles. Our distribution network of over 65,000 retail outlets were located near schools or other places frequented by target users in over 2,100 towns and cities across 31 provinces in China as of March 31, 2011.

We have achieved substantial growth since we launched our first virtual world, Mole’s World, in September 2008. Our net revenues grew from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$12.4 million in the first quarter of 2011. For 2009, 2010 and the first quarter of 2011, 97.3%, 93.6% and 95.0% of our net revenues, respectively, were generated primarily from subscription fees that allow users to access premium features and from sales of virtual items, and the remaining 2.7%, 6.4% and 5.0% of our net revenues, respectively, were generated primarily from royalties and license fees from our offline business. Our gross profit grew from US$0.01 million in 2008 to US$5.1 million in 2009 and US$30.1 million in 2010, and amounted to US$10.4 million in the first quarter of 2011. We incurred a net loss of US$0.9 million in 2008. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and amounted to US$9.1 million in the first quarter of 2011.

Our Market

The children’s entertainment and media market consists of print, television, film, online entertainment and other media formats specifically targeting children. These market sectors of children’s entertainment and media have achieved significant growth over the past decade in China.

According to the iResearch Report, children’s online entertainment communities have become a dominant form of entertainment for children. 67.7% of Internet users between the ages of five to 15 choose the Internet as their favorite media format, over all other traditional media formats. Approximately 89.6 million children in China, or 51.2% of the total number of children in the five to 15 age group in China, use the Internet, primarily to participate in virtual worlds and/or other entertainment communities for children, according to the iResearch Report.

Our Strengths

We believe that the following competitive strengths contribute to our leading position in the children’s entertainment and media industry in China:

•	our position as the largest children’s online entertainment community in China;

•	proven abilities in creating popular content for children based on innovative culture;

•	strong brand and franchises that offer multiple monetization opportunities;

•	trust established through commitment to online safety;

•	robust, scalable and advanced technology platform; and

•	visionary and experienced management team.

Our Strategy

Our goal is to leverage our leading position in the children’s online entertainment community to become the top children’s entertainment and media brand across multiple media formats in China. To achieve our objective, we intend to pursue the following strategies:

•	extending our leading position in children’s online entertainment in China;

•	further strengthening our content development capabilities;

•	enhancing our brand and diversifying our franchise portfolio across multiple media formats;

•	maintaining technological advantages and optimizing online infrastructure; and

•	capturing investment and strategic cooperation opportunities.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially adversely affect us:

•	our limited operating history;

•	our dependence on a limited number of virtual worlds for substantially all of our revenues;

•	our ability to develop and operate new virtual worlds that are commercially successful;

•	our ability to respond to competitive pressure;

•	our ability to protect our intellectual property rights;

•	our ability to implement our growth strategies successfully;

•	our ability to maintain an effective system of internal control over financial reporting; and

•	regulatory environment in China.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Corporate History and Structure

We commenced operations of our business of children’s online entertainment through Shanghai Taomee Network Technology Co., Ltd., or Shanghai Taomee, a limited liability company established in China, in October 2007. To enable us to raise capital from international investors, our holding company, Taomee Holdings Limited, was incorporated under the laws of the Cayman Islands in September 2008.

Foreign ownership in Internet related businesses is subject to restrictions under current PRC laws, rules and regulations. To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China primarily through Shanghai Taomee, our significant variable interest entity, or VIE, in China via a series of contractual arrangements entered into with it and its shareholders. We exercise effective control through these arrangements and receive economic benefits generated from them.

However, these contractual arrangements may not be as effective in providing us with control over the significant VIE as direct ownership of it. In addition, the significant VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. For detailed analysis of risks associated with these contractual arrangements, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our principal shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIE immediately following this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Direct ownership

Contractual arrangements: See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Shanghai Taomee and its Shareholders.”

(1)	Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., together, the Qiming Funds.

(2)	Shanghai Taomee is our VIE in China and is 30% owned by Mr. Jason Liqing Zeng, our chairman, 23.75% owned by Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, 17.375% owned by Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, 15.75% owned by Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer, 8.125% owned by Mr. Bin Wang and 5% owned by Mr. Yuliang Feng.

Corporate Information

Our principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China. Our telephone number at this address is (86-21) 6128-0056 and our fax number is (86-21) 3367-4012. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our corporate information website is located at www.taomee.com. The information contained on our corporate information website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Conventions Used in This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 20 ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.00002 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“we,” “us,” “our company,” “our” or “Taomee” are to Taomee Holdings Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated VIE controlled by us.

References to share information and per share data reflect the 50-for-1 share split effected on February 14, 2011, in which every ordinary share and Series A preferred share was subdivided into 50 ordinary shares and 50 Series A preferred shares, respectively, and the par value of the shares was changed from US$0.001 per share to US$0.00002 per share for each ordinary share and Series A preferred share.

Unless otherwise indicated, information in this prospectus: (i) assumes that the underwriters do not exercise their option to purchase up to an aggregate of 1,078,125 additional ADSs representing 21,562,500 ordinary shares from us, and (ii) does not include 100,000,000 ordinary shares issuable upon exercise of outstanding options or reserved for future issuance under our share incentive plans.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated combined financial statements included elsewhere in this prospectus, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB6.5483 to US$1.00, the noon buying rate in effect on March 31, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.” On May 20, 2011, the noon buying rate was RMB6.4917 to US$1.00.

THE OFFERING

ADS offered by us	7,187,500 ADSs

The ADSs	Each ADS represents 20 ordinary shares, par value US$0.00002 per share. The ADSs may be evidenced by an ADR.

•	The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional shares	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,078,125 additional ADSs representing 21,562,500 ordinary shares.

Offering Price	We currently estimate that the initial public offering price will be between US$9.0 and US$11.0 per ADS.

Ordinary shares outstanding immediately after the offering	723,250,000 ordinary shares (or 744,812,500 ordinary shares if the underwriters exercise the option to purchase additional ADSs in full).

ADSs outstanding immediately after the offering	7,187,500 ADSs (or 8,265,625 ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Use of proceeds

We will receive net proceeds from this offering of approximately US$64.2 million, assuming an initial public offering price per ADS of US$10.0, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

•	approximately US$10.0 million to further develop and expand our online business;

•	approximately US$10.0 million to further develop and expand our offline business; and

•	the balance to fund our working capital and for general corporate purposes, including potential acquisitions, partnerships, alliances and licensing opportunities.

NYSE trading symbol	TAOM

Lock-up	We, our directors, executive officers, all of our existing shareholders, option holders and Saban Media Ventures LLC, or Saban, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 503,125 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Saban Investment	Subject to the completion of this offering of our ADSs, three of our shareholders have agreed to sell to Saban an aggregate of such number of ordinary shares equal to US$10.0 million divided by the price per ordinary share, which is the initial public offering price per ADS divided by the number of ordinary shares in each ADS. See “Corporate History and Structure” and “Principal Shareholders.”

Summary Consolidated Financial Data

The following summary consolidated combined statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated combined balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated combined financial statements, which are included elsewhere in this prospectus. The following summary consolidated combined statement of operations data for the three-month periods ended March 31, 2010 and 2011 and the summary consolidated combined balance sheet data as of March 31, 2011 have been derived from our unaudited consolidated combined financial statements included elsewhere in this prospectus. Our summary consolidated combined balance sheet data as of December 31, 2007 and the summary consolidated combined statement of operations data for the period from October 8, 2007 (inception date) to December 31, 2007 have been derived from our unaudited consolidated combined financial statements that are not included in this prospectus.

You should read the summary consolidated combined financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated combined financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary, which include only normal recurring adjustments, for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of our results expected for future periods.

	For Period from October 8, 2007 (inception date) to December 31, 2007	For Years Ended December 31,			For Three Months Ended March 31,
		2008	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(US$ in thousands, except share and per share data)
Consolidated Combined Statement of Operations Data:
Net revenues:
Online business	—	125	6,877	33,683	6,116	11,776
Offline business	—	—	189	2,290	396	623

Total net revenues	—	125	7,066	35,973	6,512	12,399
Cost of services(1):
Online business	—	(115)	(1,913)	(5,166)	(995)	(1,668)
Offline business	—	—	(90)	(686)	(47)	(288)

Gross profit	—	10	5,063	30,122	5,470	10,444

Operating expenses:
Product development expenses(1)	(7)	(314)	(1,444)	(4,649)	(759)	(2,092)
Sales and marketing expenses(1)	(14)	(183)	(893)	(1,570)	(275)	(1,035)
General and administrative expenses(1)	(39)	(407)	(1,161)	(5,729)	(1,256)	(1,649)
Other operating income	—	—	—	278	—	174

Total operating expenses	(60)	(904)	(3,498)	(11,670)	(2,290)	(4,602)

Income (loss) from operations	(60)	(894)	1,565	18,452	3,180	5,842
Interest income, net	3	4	7	240	10	105
Other income (expenses), net	—	2	(10)	(115)	—	5

Income (loss) before income taxes and share of profit in equity investments	(57)	(888)	1,562	18,577	3,190	5,952

Income tax (expense)/benefit:
Current	—	—	(22)	(7)	—	(933)
Deferred	—	—	(271)	2,511	421	134

Total income tax (expense)/benefit	—	—	(293)	2,504	421	(799)

Net income (loss) before share of profit in equity investments	(57)	(888)	1,269	21,081	3,611	5,153
Share of profit in equity investments	—	—	49	494	17	3,977

Net income (loss)	(57)	(888)	1,318	21,574	3,628	9,130
Deemed dividend on Series A convertible redeemable preferred shares	—	—	(210)	(469)	(117)	(120)

Net income (loss) attributable to holders of ordinary shares	(57)	(888)	1,108	21,105	3,511	9,010

Earnings (loss) per share:
Basic	—	$(0.0018)	$0.0020	$0.0367	$0.0061	$0.0157
Diluted	—	$(0.0018)	$0.0020	$0.0360	$0.0061	$0.0146
Weighted average number of shares used in calculating earnings (loss) per share(2):
Basic	500,000,000	500,000,000	467,123,300	450,000,000	450,000,000	450,000,000
Diluted	500,000,000	500,000,000	467,123,300	458,482,370	450,140,050	482,579,336
Pro forma earnings per share(3):
Basic				$0.0367		$0.0157
Diluted				$0.0362		$0.0148
Weighted average number of shares used in calculating pro forma earnings per share:
Basic				575,000,000		575,000,000
Diluted				583,482,370		607,579,336
Cash dividends declared per share				0.0174

(1)	Includes share-based compensation expenses as follows:

	For Period from October 8, 2007 (inception date) to December 31, 2007	For Years Ended December 31,			For Three Months Ended March 31,
		2008	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(US$ in thousands)
Share-based compensation expenses:
Cost of services	—	—	1.0	14.8	0.7	50.0
Product development expenses	—	—	10.1	80.9	1.7	114.2
Sales and marketing expenses	—	—	0.2	69.1	0.1	13.8
General and administrative expenses	—	—	61.9	5.6	1.9	95.6

Total	—	—	73.2	170.4	4.4	273.6

(2)	Calculated based on the number of ordinary shares of our company after the recapitalization transaction in April 2009, which has been retrospectively reflected as if the recapitalization transaction occurred at the beginning of the first period presented.

(3)	Pro forma basic and diluted earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the weighted average number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible redeemable preferred shares.

	As of December 31,				As of March 31, 2011
	2007	2008	2009	2010	Actual	Pro Forma(1)
					(unaudited)	(unaudited)
	(US$ in thousands)
Consolidated Combined Balance Sheet Data:
Cash and cash equivalents	664	348	10,835	43,087	54,101	54,101
Accounts receivable, net	—	135	800	438	253	253
Total current assets	946	642	12,338	47,684	60,054	60,054
Total assets	984	900	13,461	53,032	66,512	66,512
Total current liabilities	15	764	7,063	34,297	38,097	38,097
Advances from customers	—	47	3,497	8,684	11,097	11,097
Deferred revenue	—	46	1,904	10,783	13,638	13,638
Dividends payable	—	—	—	8,950	6,400	6,400
Mezzanine equity:
Series A convertible redeemable preferred shares	—	—	5,159	5,628	5,747	—
Ordinary shares	10	10	9	9	9	12
Additional paid-in capital	993	993	988	1,158	1,432	7,716
(Accumulated deficit) retained earnings	(67)	(955)	153	11,258	959	959
Total equity	969	136	1,239	13,107	22,668	28,415
Total liabilities, mezzanine equity and equity	984	900	13,461	53,032	66,512	66,512

(1)	The pro forma balance sheet information as of March 31, 2011 assumes the conversion upon completion of the initial public offering of all convertible preferred shares outstanding as of March 31, 2011 into ordinary shares.

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements relating to events subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face as described below.

Risks Related to Our Business

Our limited relevant operating history makes it difficult to evaluate our business and prospects. We have incurred net losses in the past and may experience net losses or earnings declines in the future and we may not sustain our historical revenue growth rate or profitability.

We commercially launched our first virtual world, Mole’s World, in September 2008. Our limited operating history may not be able to provide a meaningful basis for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies operating in a new and rapidly evolving industry, which may adversely affect our business and results of operations. These risks may include our potential failure to:

•	retain existing users and attract new users;

•	develop, license, or acquire additional virtual worlds that are appealing to users;

•	anticipate and adapt to changing user preferences;

•	adapt to competitive market conditions;

•	timely respond to technological changes or resolve unexpected network interruptions;

•	adequately and efficiently operate, upgrade and develop our online entertainment community;

•	maintain adequate control of our expenses; and

•	attract and retain qualified personnel.

We incurred net losses of US$57,386 and US$887,591 for the period from October 8, 2007 (inception date) to December 31, 2007 and for the year ended 2008, respectively. We cannot assure you that we will not incur net losses in the future. We have experienced significant revenue growth in a relatively short period of time. Our net revenues increased from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$12.4 million in the first quarter of 2011. We may not sustain our historical levels of revenue growth in future periods due to a number of factors, including, among others, economic factors out of our control, competition in the virtual world industry, in which market share can be quickly acquired or lost, and the greater difficulty of growing at sustained rates from a larger net revenue base. We expect that our total operating expenses will increase as we further grow our business. We incur substantial costs and expenses to develop, market and operate a virtual world and may not collect revenues in connection with the virtual world for some time after its commercial launch or at all. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

As we currently depend on a limited number of virtual worlds for substantially all of our revenues, if any of these virtual worlds incur any adverse developments or if we are unable to develop, purchase or license additional virtual worlds that are attractive to users and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected.

Two of our virtual worlds, Seer and Mole’s World, contributed to the majority of our revenues in 2010. We anticipate that these and other existing virtual worlds of ours will continue to account for a substantial portion of our revenues in the near term. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	failure by us to make quality upgrades, enhancements or improvements to the existing virtual worlds in a timely manner;

•	delay in or discontinuation of regular content updates;

•	any reduction in or failure to grow the user base of these existing virtual worlds, any decrease in their popularity in the market due to intensifying competition or other factors;

•	any decrease in or failure to grow the amount of revenues generated from the existing virtual worlds; or

•

any breach of virtual world related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our existing virtual worlds.

In addition, in order to achieve our long-term profitability and financial and operational success, we must continually develop, purchase or license new virtual worlds that are attractive to users. Although we currently have new virtual worlds in development, such as Mole Hero, they may not be released on time, may not be profitable or popular among children in China.

The success of our internally developed virtual worlds will require additional investment prior to commercial launch. Furthermore, our ability to purchase or license successful virtual worlds will depend on their availability on acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these virtual worlds, and our ability to obtain government approvals required for the purchase or licensing and operation of these virtual worlds.

The virtual worlds that we develop, purchase or license may not be attractive to users, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors’ products. If we are not able to successfully develop, purchase or license virtual worlds appealing to users, our future profitability and growth prospects will decline.

We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies.

We believe that there are a number of competing developers and operators in China providing virtual worlds and other forms of online and offline entertainment to children. Given the relatively low capital requirements and entry barriers to operating virtual worlds, we expect more companies to enter the children’s online entertainment industry in China and a wider range of virtual worlds targeting children to be introduced to the China market in a relatively short period of time. We believe our principal competitor in online children’s entertainment in China is Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island, and Zhejiang Bcast Education Software Co., Ltd., the developer of Hezi World. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children’s entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models, and if these prove to be more attractive to children on a temporary or permanent basis, our users may switch to our competitors’ services and products at our expense. For example, when Tencent introduced Roco Kingdom on July 15, 2010, it offered a six-month free trial period and did not charge users until January 9, 2011. We believe Roco Kingdom targeted the same user base as our virtual worlds and the free trial period may have attracted some of our users to try their product. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or maintain our user base and number of active paying accounts when competitors launch promotional campaigns targeting our user base, which could have a material adverse effect on our revenues and profitability.

We face risks and uncertainties regarding the growth of the virtual world industry for children and market acceptance of our virtual worlds and virtual items.

The virtual world industry for children, from which we currently derive most of our revenues, is a relatively new and evolving industry and concept. The growth of the virtual world industry for children and the level of demand and market acceptance of our virtual worlds are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, some of which are beyond our control. These factors include:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our virtual worlds, and the rate of any such growth;

•	whether the online entertainment market in China, and in particular the online entertainment market for children, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary spending on children’s entertainment;

•	the availability and popularity of other forms of entertainment, particularly console system games; and

•	our ability to timely update our existing virtual worlds and other services and introduce new virtual worlds and other services that attract existing and new users.

If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, our business, financial condition and results of operations may be materially and adversely affected.

Our new virtual worlds may attract our users away from our established virtual worlds, and enhancements and updates to our established virtual worlds may result in certain users deciding not to participate in them, which could materially and adversely affect our business, results of operations and financial condition.

Our new virtual worlds may attract our users away from our established virtual worlds, particularly with respect to virtual worlds with similar story lines. Although we intend to target different types of users with new virtual worlds and therefore minimize users of our existing virtual worlds migrating to later launched virtual worlds, such movement may nevertheless occur and may lead to fewer active users, reduced network effect and lower spending on subscriptions and virtual items.

In addition, in order to retain our existing users and to attract new users, we periodically introduce new features and make changes to our established virtual worlds based on feedback gathered from our users. However, these changes may result in some of our exiting users deciding not to participate in our virtual worlds, either temporarily or permanently. Our users may not respond well to enhancements to our virtual worlds or policy changes in our online entertainment community, which could materially and adversely affect our business, results of operations and financial condition.

We have no control over our distributors or licensees except through agreements we entered into with them. Our brands and reputation could be harmed and our results of operations could suffer if our distributors or licensees fail to comply with our agreements with them.

We rely on our distributors to distribute our prepaid cards, through which our users pay subscription fees and purchase online virtual items. We also rely on our licensees to manufacture and distribute products of our licensed franchises. We have limited ability to manage the activities of our distributors and licensees, who are independent from us, except through the enforcement of agreements with them. If a significant number of our distributors or licensees fail to comply with our agreements with them, such as distribution targets, brand and service promotion arrangements, quality control standards, or protocols on approving the presentation or portrayal of our franchises, our brands and reputation could be harmed and our results of operations could suffer as a result.

We may not be successful in effectively promoting our brand or enhancing our brand recognition, and any negative publicity, regardless of its veracity, may harm our brand.

Promoting the “Taomee” brand and enhancing its recognition as a family-friendly brand dedicated to children’s entertainment is an integral part of our growth strategy. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brand, products and services, company or management could materially and adversely affect public perception of our brand and the virtual worlds and other products and services we offer. Any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image among children and their parents and, in turn, result in decreases in the number of users and average net revenues per paying account from the operation of our online business. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of the “Taomee” brand or our virtual worlds could materially and adversely affect our prospects and results of operations.

Unauthorized use of our intellectual property by our distributors, licensees or third parties, and the expenses incurred in protecting our intellectual property rights, may harm our brands and reputation and adversely affect our business.

We regard our copyrights, trademarks and other intellectual property as critical to our success. Unauthorized use of our intellectual properties may harm our brands and reputation and adversely affect our business.

We have historically relied on a combination of trademark and copyright law, trade secret protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect our intellectual property rights. Although our contracts with distributors and licensees prohibit the unauthorized use of our franchises, brands and other intellectual property rights, we cannot assure you that they will always comply with these terms. Although we presently enter into confidentiality agreements with most of our employees, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology, know-how or other intellectual property will not otherwise become known to, or be independently developed by, third parties.

We maintain 131 and five trademark registrations in China and Taiwan, respectively, and are in the process of applying for registration of an additional 126 and one trademarks in China and Taiwan, respectively. In addition, we have obtained 14 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, and 103 copyright registrations for artworks owned by us. We also registered 30 domain names, including www.61.com, our primary operation website. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. If we fail to effectively manage our distributor relationships or our distributors fail to adhere to our agreements with them, our results of operations could suffer as a result.

Although we no longer rely on any single distributor as we did before 2010, we do rely on a number of provincial and regional distributors to sell our prepaid cards. Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to users in China as compared to the United States. Also, compared to adult online users, children have fewer means to make payment through online payment channels. As a result, although we make our prepaid cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2008, 2009, 2010 and the first quarter of 2011, 83.5%, 80.1%, 87.1% and 85.1%, respectively, of our net sales proceeds collected were from the sales of prepaid cards to our distributors, respectively. Our largest distributor accounted for 92.0%, 83.6%, 25.9% and 9.8% of our net sales proceeds generated from prepaid card sales in 2008, 2009, 2010 and the first quarter of 2011, respectively. Although we typically enter into annual contracts with and provide performance based incentives to our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. We plan to enter into contracts with distributors at the city level, as opposed to provincial or nation-wide level. Maintaining relationships with a significant number of distributors may be difficult and time-consuming. If we fail to maintain good relationships with, or to effectively manage, our distributors, if these new distributors may not strictly adhere to our agreements with them or provide targeted distribution in locations frequented by target users, or if the distributors promote our competitors’ service and products at our expense, our results of operations could suffer as a result.

Unauthorized character enhancements, other hacking or cheating activities, and undetected programming errors or defects in our virtual worlds could harm our online business and reputation and materially and adversely affect our results of operations.

With the increase in the number of virtual world users in China, virtual world operators have increasingly encountered problems arising from the use of unauthorized character enhancements, theft of user account passwords and other hacking or cheating activities. We have from time to time detected a number of users who have gained an unfair advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed detection mechanisms in our virtual worlds to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues.

In addition, our virtual worlds may contain undetected programming errors or other defects. Continued occurrences of unauthorized character enhancements, other hacking or cheating activities, and undetected errors or defects in our virtual worlds may negatively impact the image of our virtual worlds and users’ perception of their reliability, decrease the number of users, reduce the users’ interest in purchasing virtual items, shorten the life span of the virtual worlds and adversely affect our results of operations. A constant recurrence of these activities may require us to shift our management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to develop and launch new virtual worlds and could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully execute our growth strategies, including our current expansion into print media, merchandising, film, television and live performance, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we have expanded from the online business to the offline business, such as film and television. We may enter into more media fields or license to makers of broader categories of consumer products targeting children. We may adopt the business model of procuring and re-selling products bearing our franchises, instead of licensing our franchises. Expansion into these or other new businesses or adoption of these and other new business models present operating and marketing challenges that are different from those that we currently encounter. We face competition from existing players within these markets who may have more experience and resources. We may need to satisfy different regulatory requirements and obtain additional licenses or permits from relevant regulatory authorities. If we cannot successfully address these new challenges and compete effectively in these markets or under these business models, we may not be able to enter into or operate these offline businesses, attract a sufficiently large number of audience or customers, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected as a result. For example, if the films currently in production cannot be released for any reason, or if the releases do not generate sufficient sales, we may not be able to recover our costs and fail to achieve growth through film production as a result. Pursuing these and other growth strategies may also require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances, such as the investment we made in December 2009 in Elyn Corporation, a Cayman Islands company, which operates our virtual worlds in Taiwan, Hong Kong and Macau through its subsidiary in Taiwan. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies may be adversely affected by a number of factors. These factors include diversion of management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated legal liabilities, and tax and accounting issues in association with the acquisition and business combination. If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of personnel. If we are not able to realize the benefits envisioned for such acquisitions, our business and results of operations could be materially and adversely affected.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems and resources. For example, during the period following the commercial launch of our first virtual world in September 2008 to March 31, 2011, the total number of our employees increased from 52 to 467. We intend to increase our employee headcount even further by adding research and development personnel and customer service representatives. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and to improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our users, our distributors and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our failure to anticipate or successfully implement new technologies could render our game engines, development platforms or virtual worlds unattractive or obsolete, and reduce our revenues and market share.

Our proprietary engines for powering our virtual worlds, our flexible and secure software framework and anti-cheating expertise are critical to our success. The virtual world industry is subject to rapid technological changes. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities and our virtual worlds competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which virtual world technology has been and will continue to be developed, we may not be able to timely upgrade our engines or the software framework for our virtual world development in an efficient and cost-effective manner, or at all. New technologies in virtual world programming or operations could render our technologies, our existing virtual worlds or the virtual worlds that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees, which could result in a decline in our revenues and market share.

We may be subject to intellectual property infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing some of our existing virtual worlds.

We cannot assure you that our virtual world characters, our plots, or other content posted on our websites, has not infringed or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business within the relevant statute of limitation. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our development team and technical support team. To the extent these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees or we may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims against us, our results of operations could be materially and adversely affected.

We could be liable for our users’ privacy being compromised, which may have a material adverse effect on our reputation and business.

Although we seek to provide a safe playing environment for our users by implementing a sophisticated security mechanism, our virtual worlds are subject to infiltrating behaviors from child predators and others who hack the accounts of our users to gain progression advantages, access these users’ accounts, or for other purposes. Despite our efforts to employ security features to filter offensive content and monitor users’ interactions, there is no guarantee that we can successfully keep our users free from predatory behavior, offensive contact or other acts that violate the privacy of our users. A significant number of failures to prevent our users’ exposure to such infiltration would severely harm our reputation and business.

We could be liable for breaches of security of our website and third-party payment systems, which may have a material adverse effect on our reputation and business.

In 2008, 2009, 2010 and the first quarter of 2011, 16.5%, 19.9%, 12.9% and 14.9%, respectively, of our net sales proceeds collected were generated from sales of our virtual currency through third-party payment systems. In such transactions, secure transmission of confidential information, such as users’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official website, is essential for maintaining user confidence. We currently provide password protection for all of our users’ accounts. In addition, we are developing new tools to better ensure the security of our users’ accounts in the future. While we have not experienced any breach of our security to date, we still must prevent future breaches and current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of the expanded user base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third-party payment operators, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract users and may have a material adverse effect on our business.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus packaged introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our virtual worlds may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

Unexpected network interruptions, network security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. All of the servers operating our virtual worlds, all of the servers handling log-in, billing and data back-up matters for us, and all of our backup servers are hosted and maintained by third-party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures that may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption, virus or other inadequacy that causes interruptions in the availability of our virtual worlds or deterioration in the quality of access to our virtual worlds could reduce our users’ satisfaction and ultimately harm our business and results of operations.

We face risks associated with the licensing of our virtual worlds overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this prospectus, we have granted to Elyn Corporation, a Cayman Islands company we invested in, an exclusive license to operate Mole’s World, Seer and Flower Fairy in Hong Kong, Macau and Taiwan. We finalized the terms of a licensing agreement for a leading Internet company in Southeast Asia to operate one of our virtual worlds in April 2011. We may license our existing and new products in other countries and regions in the future. The offering of our products in the international markets could expose us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our products in, international markets;

•	difficulties in maintaining the reputation of our company and our products, given that our virtual worlds are operated by licensees in the international markets pursuant to their own standards;

•	difficulties in protecting our intellectual property rights internationally and the associated costs;

•

difficulties and costs relating to compliance with the different commercial, legal and tax requirements of the international markets in which we offer our products, such as foreign ownership restrictions, game import regulatory procedures, taxes and other restrictions;

•	difficulties and uncertainties in obtaining software export contract registration license from the relevant PRC authorities;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Benson Haibing Wang, our chief executive officer, Mr. Paul Keung, our chief financial officer, Mr. Crow Zhen Wei, our chief technology officer, Mr. Roc Yunpeng Cheng, our chief operating officer and Mr. Frank Chenghua Zhu, our vice president. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose users, distributors, know-how and key professionals and staff members. Each of our executive officers has entered into employment agreements and confidentiality agreements and the majority of them have entered into non-competition agreements with us. However, if any dispute arises between our officers and us, the non-competition provisions contained in their non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may not be successful in attracting and retaining qualified personnel and our business and results of operations could be negatively impacted.

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing user needs depends in part on our ability to attract and retain experienced personnel for our online and offline businesses in technology, graphic design, operation and other functions. The effective operation of our information technology system, call center, logistics and other back office functions also depends in part on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares and ADSs.

Our founders, Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yupeng Cheng, who beneficially own our shares through a number of holding entities, and the Qiming Funds together hold 89.5% of our outstanding share capital on an as-converted basis, and will hold 68.4% of our outstanding share capital upon completion of this offering and the sales of ordinary shares to Saban. Accordingly, our founders and the Qiming Funds have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, these principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders, including those who purchase shares in this offering.

Our operating results fluctuate from period to period, making them difficult to predict and may not be indicative of future performance.

Our operating results from period to period are highly dependent upon, and will fluctuate as a result of a variety of factors, including:

•

seasonal trends in revenue generation as a result of seasonal fluctuations of online play time, which peaks during summer and winter school vacation periods, which usually occur in the first and third quarters of each year when children have more online playtime, and falls during second and fourth quarters of each year, and generally increases during the Chinese New Year holidays, which occurs in the first quarter of each year, when children are given extra pocket money;

•	the introduction of virtual worlds and other online and offline services and products;

•	the quality, variety, popularity and mix of virtual items and online and offline services and products available for purchase and related promotional efforts;

•

the period of time over which we recognize revenue for some of our virtual items in our virtual worlds, which in certain cases is based on the estimated lifespan of our virtual items, which may be adjusted from time to time;

•	content development costs and licensing or royalty payments; and

•	the expansion of our distribution network and the related discounts and rebates.

For example, as a result of the seasonality effect discussed above, our revenue decreased in the fourth quarter of 2010 as compared to the third quarter of 2010 and we expect a similar decrease in revenue in the second quarter of 2011 as compared to the first quarter of 2011. Additionally, because most of our operating expenses are expected to increase in absolute amount in the near future as we continue to expand our business, our net income during any given quarter may be adversely affected by any decrease in revenue due to the seasonality effect.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance.

If we fail to establish or maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Our company was founded in October 2007, and our first virtual world was commercially launched in September 2008. Prior to this offering, we have been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated combined financial statements for 2008, 2009 and 2010, we and our auditors, an independent registered public accounting firm, identified certain material weakness and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. The material weakness observed was our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and to prepare and review financial statements and related disclosures under U.S. GAAP for SEC reporting and compliance purposes. The significant deficiencies observed were that we lacked adequate documentation for internal control policies at the entity level and a number of financial reporting and asset management procedures. We also identified a deficiency in the procedures for compiling our operating data when we detected an error in the algorithm of the software program we used to compile operating data, which program is separate from our financial reporting system.

Following the identification of the material weakness and significant deficiencies, we undertook certain remedial steps to address them, including adding accounting and finance personnel with US GAAP experience, hiring a chief financial officer in February 2011, providing access to training programs to accounting personnel, and adopting internal controls and other financial closing and reporting policies. We also plan to implement more rigorous internal control procedures to ensure the accuracy of our operating data. To further our efforts in this regard, we have implemented two separate software programs using two separate software engineers that compile the operating data based on the same source data, and cross-check the results from their calculations in order to timely detect any error in the calculations.

However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate this material weakness and significant deficiencies and other deficiencies in our internal controls over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and we also plan to engage external consultants to help us with such compliance. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We have a limited insurance coverage which could expose us to significant costs and business disruption.

Other than insurance for some of the vehicles used in our business, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiary, Shanghai Shengran Information Technology Co., Ltd., or Shanghai Shengran, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online virtual worlds, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on our VIE, Shanghai Taomee, to hold and maintain the licenses necessary to operate our virtual worlds in China. We do not have any equity interest in Shanghai Taomee but receive its economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Shanghai Taomee and its shareholders which provide us with a substantial ability to control Shanghai Taomee. For a description of these contractual arrangements with Shanghai Taomee, see “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Shanghai Taomee and its Shareholders.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Circular, issued by the MII, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Under the MII Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local Internet content provision license holder. The MII Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the MII Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of Shanghai Shengran and Shanghai Taomee are not in violation of any provisions of applicable PRC laws and regulations, and (ii) each contract under Shanghai Shengran’s contractual arrangements with Shanghai Taomee and its shareholders is valid and legally binding. However, there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the MII Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Shanghai Shengran or Shanghai Taomee’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

Our virtual worlds are deemed online games by relevant PRC government authorities and we are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. As advised by our PRC counsel, King & Wood, there is uncertainty with respect to the implementation of the GAPP Notice; however, the GAPP is unlikely to directly affect our control over our PRC subsidiary and VIEs without joint actions with other authorities including the Ministry of Culture, based on the GAPP Notice, since (i) according to the relevant provisions of the Regulation on the Main Functions, Internal Organization and Staffing of the GAPP issued by the General Office of the State

Council on July 11, 2008, or the Regulation on Three Provisions, the GAPP is authorized to approve the publication of online games before their launch on the Internet, while the Ministry of Culture is authorized to administer and regulate the overall online game industry; (ii) a circular on the interpretation of the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on the Internet, it will only be regulated by the Ministry of Culture, and that if an online game is launched on the Internet without prior approval of the GAPP, the Ministry of Culture, instead of the GAPP, is the direct authority to investigate the game; and (iii) the original set of our contractual agreements with our significant VIE took effect in June 2009, which was prior to the effective date of the GAPP Notice. There are, however, uncertainties regarding the interpretation and application of the GAPP Notice. Accordingly, we cannot assure you that the GAPP will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our online virtual worlds, the GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

Our contractual arrangements with Shanghai Taomee and its shareholders may not be as effective in providing control over Shanghai Taomee as direct ownership of this company.

We conduct our business in China through Shanghai Taomee. Our contractual arrangements with Shanghai Taomee and its shareholders provide us with effective control over Shanghai Taomee. See “Corporate History and Structure—Our Corporate Structure—Contractual Arrangements with Shanghai Taomee and its Shareholders.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of Shanghai Taomee and accordingly, we consolidate the results of operations, assets and liabilities of Shanghai Taomee in our financial statements.

Although we have been advised by King & Wood, our PRC legal counsel, that each contract under these contractual arrangements is valid and legally binding, these contractual arrangements may not be as effective in providing us with control over Shanghai Taomee as direct ownership of this company. If Shanghai Taomee or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of Shanghai Taomee may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Shanghai Taomee is jointly owned by Mr. Jason Liqing Zeng, our chairman, Mr. Benson HaibingWang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer, Mr. Bin Wang and Mr. Yuliang Feng. In addition, except for Mr. Bin Wang and Mr. Yuliang Feng, the above other individuals are also directors or executive officers of Shanghai Taomee. The PRC Company Law provides that a director or member of management owes a fiduciary duty to the company he directs or manages. The abovementioned individuals, except for Mr. Bin Wang and Mr. Yuliang Feng, must therefore act in good faith and in the best interests of Shanghai Taomee and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of Shanghai Taomee.

Conflicts of interests between these individuals’ role as shareholders or directors of Shanghai Taomee and their duties to our company may arise. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause Shanghai Taomee to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Shanghai Taomee, and receive economic benefits from it. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shanghai Taomee, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties need to be periodically filed with local tax authorities and may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Shengran and Shanghai Taomee do not represent pricing at arm’s length and adjust Shanghai Taomee’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Shanghai Taomee, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. For example, due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. Any prolonged slowdown in the Chinese economy, in particular the information technology industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our products, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Uncertainties in PRC government policies and regulations regarding virtual worlds and online games and children’s Internet use in China may adversely affect our business

In April 2007, the GAPP, the MII, the Ministry of Education, the Ministry of Public Security, and other relevant government authorities jointly issued a circular concerning the mandatory implementation of an addiction prevention program in virtual worlds and online games, which aims to protect the physical and psychological health of minors. This circular requires all virtual worlds to incorporate an addiction prevention program and an identity verification system, both of which limit the amount of time that a minor or other user may continuously spend participating in a virtual world or playing an online game. Failure to do so may subject us to certain penalties, such as suspension of Internet publishing operation and relevant Internet-access services or revocation of relevant licenses.

On June 3, 2010, the Ministry of Culture, or the MOC, adopted the Provisional Administration Measures of Online Games, or the Online Games Administration Measures, which became effective as of August 1, 2010. The MOC also issued a notice regarding the implementation of the Online Games Administration Measures. We are required to establish the identity verification systems within three months of the effectiveness of the Online Games Administration Measures for online games and virtual worlds which started operation after August 1, 2010, and within six months for those which started operation prior to August 1, 2010. Failing to do so may subject us to an order from relevant authorities to rectify and a fine up to RMB20,000 (US$3,054).

However, since the users of our virtual worlds are principally minors, the implementation of an identity verification system has practical difficulties, mainly because minors do not have PRC identity cards. We understand that the purpose of identity verification system required under the abovementioned circular issued in 2007 is to facilitate addiction prevention, hence, we have implemented addiction prevention programs for all users of our virtual worlds. We have established the identity verification system in all of our virtual worlds (including the two virtual worlds launched after August 1, 2010) and are currently using it as one of the ways for registration. We plan to use the identity verification system as the only option for registration once required by relevant authorities.

In addition, a notice jointly issued by several central governmental agencies in February 2007 increased the punishment for Internet cafés admitting minors. As Internet cafés provide means for children to access the Internet especially in smaller cities, this restriction may adversely affect our plan for growth in these cities. Further strengthening of these regulations, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet, online games, and, in particular, the Internet use and access to online games and virtual worlds by children, may result in less time spent by users or fewer users, which may materially and adversely affect our business results and prospects for future growth.

The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we or the third-party publishers we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the Ministry of Culture and the Ministry of Public Security, have the authority to issue and implement regulations governing various aspects of the online game industries.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our virtual worlds. An Internet content provider, or ICP, such as Shanghai Taomee, must obtain an ICP license in order to engage in any commercial ICP operations in China. Online game operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We hold the Internet culture operation license issued by the Ministry of Culture and the Internet publishing license issued by GAPP. Prior to obtaining the Internet publishing license from GAPP, we worked with third party publishers to publish Mole’s World, Seer, Flower Fairy, Magic Haqi and Gong Fu Pai. The term of our agreements with that publisher in connection with these five virtual worlds will expire on December 2, 2014, January 3, 2015, February 7, 2015, August 11, 2015 and April 10, 2016, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties will be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and have been informed that the GAPP is aware of this practice and does not object to such practice, through which a virtual world operator publishes its virtual worlds via a third-party publisher, so long as the Internet publication of these virtual worlds has been approved by the GAPP. The process for GAPP approval is lengthy. We have obtained approvals for the Internet publications of Mole’s World, Seer, Magic Haqi, Flower Fairy, and Gong Fu Pai from the GAPP. If this practice is later challenged by the GAPP, or if we cannot obtain the GAPP approval for our virtual worlds to be launched in future or fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

As virtual worlds and online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC laws and regulations applicable to virtual worlds. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

Users of our virtual worlds acquire and accumulate some virtual assets, such as performance-enhancing items, clothing, accessories and other in-game items. Such virtual assets can be highly valued by users. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of virtual worlds such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by users. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by users, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by users. In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our virtual world operations revenues are collected through the sale of our prepaid cards. The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice also applies to virtual worlds we operate. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, Ministry of Culture and Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what virtual currency is and requires that entities obtain the approval from the Ministry of Culture before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. We have obtained the approval from the Ministry of Culture for the issuing of our virtual currency. These restrictions on virtual currency may result in lower sales of our prepaid cards, and could have an adverse effect on our revenues from online business.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Shanghai Taomee, as a “software enterprise,” enjoys a full exemption from enterprise income tax, or EIT, in 2009 and 2010 and a 50% reduction in the EIT rate from 2011 to 2013. The reduced applicable EIT rate of Shanghai Taomee would be 12.5% from 2011 to 2013. Shanghai Taomee’s tax holiday period was approved by relevant tax authorities in May 2010. Shanghai Shengran received certification as a “software enterprise” in September 2010, and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. If Shanghai Taomee and Shanghai Shengran fail to maintain their respective qualification as a “software enterprise,” the effective EIT rate will increase, which could adversely affect our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time.

Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiary in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The registered capital of Shanghai Shengran is US$2.5 million. As of the date of this prospectus, Shanghai Shengran has made allocations to its statutory reserve fund in compliance with the applicable PRC laws and regulations. Furthermore, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiary. If earnings from our PRC subsidiary were to decline, our earnings and cash flow would be materially and adversely affected. Our cash flows are principally derived from dividends paid to us by our PRC subsidiary. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiary and its ability to pay dividends out of its earnings. Our PRC subsidiary does not have a history of paying dividends. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiary after January 1, 2008 and payable to us may be subject to a 10% withholding tax if the PRC tax authorities determine that we are a non-resident enterprise, unless there is an applicable tax treaty with China that provides for a different withholding arrangement and we are deemed to be entitled to such favorable treatment.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise is considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the

Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us and to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law and related implementation regulations, PRC EIT withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, any gain realized on the transfer of ADSs or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct our business primarily through our subsidiary and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Loans by us to our subsidiary in China, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the

State Administration of Foreign Exchange, or SAFE, or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiary. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our cash inflows and outflows are denominated in Renminbi. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends declared in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary is able to make payments of current accounts, like dividends to its offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC authorities will not take further measures in the future to restrict access to foreign currencies for current account transactions. We may also have different views with the PRC authorities with respect to certain foreign exchange transactions. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

All our individual shareholders who are subject to Circular 75 have completed registration with SAFE with regard to the establishment of our company or their shareholding in our company as required under Circular 75, and they have also filed application for change of registration to reflect our company’s investment activities and later share subdivision. We are committed to compliance with Circular 75 and have taken steps to ensure that our shareholders and beneficial owners who are subject to Circular 75 also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiary and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

All employee participants in our share incentive plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either current account or the capital account. In January 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our stock incentive plan will be subject to the Stock Option Rule after this offering. Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our stock incentive plan to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiary in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The regulations require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the above regulations remain unclear, and this offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, because we do not constitute a special purpose vehicle, as defined by the New M&A Rules, which is required to obtain approval from the CSRC for overseas listing, and no public record is found indicating that any of the issuers having similar onshore corporate structures and already listed on an off-shore stock exchange has been required by the CSRC to procure the approval of the CSRC prior to its listing.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events, all of which may disrupt our business. If any significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading for our ADSs may not develop after this offering so you may not be able to resell your ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have the ADSs listed on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs would be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose parts or all of your investment in our ADSs.

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

As of December 31, 2010, our existing investors paid an average of approximately US$0.0080 per share for our ordinary shares on an as converted basis, assuming our Series A preferred shares being converted into ordinary shares immediately upon the completion of this offering. If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.40 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2010, after giving effect to the conversion of our Series A preferred shares and this offering at an assumed initial public offering price of US$10.0 per ADS, the midpoint of the estimated public offering price range shown on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options or other share-based awards. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, as disclosed under “Description of Share Capital—Registration Rights,” certain holders of our ordinary and preferred shares have the right to cause us to register the sale of an aggregate of 145,000,000 shares under the Securities Act, based on the midpoint of the estimated initial public offering price range shown on the cover of this prospectus and subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

Pursuant to our third amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon ten days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiary and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted our third amended and restated articles of association to be effective upon the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2011 or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements with our affiliated entity, Shanghai Taomee, will be treated for purposes of the PFIC rules. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our 2011 taxable year or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, a significant decrease in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies.

When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our expectations with respect to increased revenue growth and our ability to sustain profitability;

•	our services and products under development or planning;

•	our ability to attract users and further enhance our brand recognition; and

•	trends and competition in the children’s entertainment and media market and industry, including those for online entertainment.

This prospectus also contains data related to the children’s online entertainment industry in China, including projections that are based on a number of assumptions. These market data, including data from iResearch, Entgroup, and Frost & Sullivan, include projections that are based on a number of assumptions. The children’s entertainment and media market and children’s product market in China may not grow at the rates suggested by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the children’s online entertainment industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$64.2 million after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and assuming an initial public offering price of US$10.0 per ADS, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.0 per ADS would increase (decrease) the net proceeds to us from this offering by US$6.7 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds we will receive from this offering as follows:

•	approximately US$10.0 million to further develop and expand our online business;

•	approximately US$10.0 million to further develop and expand our offline business; and

•	the balance to fund our working capital and for general corporate purposes, including potential acquisitions, partnerships, alliances and licensing opportunities.

As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive upon the completion of this offering. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the net proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our subsidiary and VIE in China or make additional capital contributions to our subsidiary or VIEs in China to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On May 6, 2009, we issued 125,000,000 shares of Series A convertible redeemable preferred shares for aggregate cash proceeds of US$4,948,718, net of direct and incremental equity issuance costs of US$51,282 to new investors. As the Series A preferred shares were negotiated with independent third-party investors, the cash proceeds received represented the fair value of the issued Series A preferred shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated combined statements of operations and amounted to US$210,092, US$468,580 and US$119,516 in 2009, 2010 and the first quarter of 2011, respectively. These amount were considered deemed dividends for the years ended December 31, 2009, and 2010 and the three months ended March 31, 2011.

In November 2010, we declared a cash dividend of US$10.0 million to be paid out of our current cash reserves to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010, and an additional US$2.55 million in March 2011, and plan to pay the rest in the second half of 2011. The ordinary shareholders will receive approximately US$0.0174 per share and each Series A preferred shareholder will participate in the dividend distribution on an as-converted basis.

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and VIEs in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiary or VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 125,000,000 ordinary shares immediately upon the completion of this offering at a conversion ratio of one Series A preferred share to one ordinary share; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A preferred shares into 125,000,000 ordinary shares immediately upon the completion of this offering; and (ii) the issuance and sale of 143,750,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$10.0 per ADS, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the overallotment option is not exercised).

You should read this table together with our consolidated combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(US$ in thousands)
Series A convertible redeemable preferred shares, US$0.00002 par value, 125,000,000 shares authorized, issued and outstanding	5,747	—	—

Equity:
Ordinary shares (US$0.00002 par value, 875,000,000 shares authorized, 450,000,000 shares issued and outstanding, and 575,000,000 shares issued and outstanding on a pro forma basis)	9	12	15
Additional paid-in capital(1)	1,432	7,176	71,363
Accumulated other comprehensive income	959	959	959
Retained earnings	20,268	20,268	20,268

Total equity(1)	22,668	28,415	92,605

Total capitalization(1)	28,415	28,415	92,605

(1)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.0 per ADS would increase (decrease) each of additional paid-in capital, total equity and total capitalization by US$6.7 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of March 31, 2011, we had net tangible book value of US$22.0 million, or US$0.05 per ordinary share and US$1.0 per ADS. Net tangible book value represents the amount of total consolidated assets, excluding intangible assets and capitalized film costs, minus the amount of total consolidated liabilities and mezzanine equity. Our pro forma net tangible book value as of March 31, 2011 was approximately US$27.7 million, or US$0.05 per ordinary share and US$1.0 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the automatic conversion of all our outstanding Series A preferred shares into 125,000,000 ordinary shares upon the completion of this offering.

Without taking into account any other changes in net tangible book value after December 31, 2010, other than to give effect to (i) the automatic conversion of all of our outstanding Series A preferred shares into 125,000,000 ordinary shares upon the completion of this offering; and (ii) our sale of the 7,187,500 ADSs offered in this offering, at an assumed initial public offering price of US$10.0 per ADS, which is the mid-point of the estimated public offering price range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value at March 31, 2011 would have been US$91.9 million, or US$0.13 per ordinary share, or US$2.60 per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.08 per ordinary share, or US$1.60 per ADS, to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of US$0.37 per ordinary share, or US$7.40 per ADS, to purchasers of ADSs in this offering.

The following table illustrates this dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	0.50	US$	10.00
Net tangible book value as of March 31, 2011	US$	0.05	US$	1.00
Pro forma net tangible book value as of March 31, 2011	US$	0.05	US$	1.00
Increase in pro forma as adjusted net tangible book value attributable to this offering	US$	0.08	US$	1.60
Pro forma as adjusted net tangible book value after the offering	US$	0.13	US$	2.60
Amount of dilution in pro forma as adjusted net tangible book value to new investors in the offering	US$	0.37	US$	7.40

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value by US$98.6 million, or US$0.14 per ordinary share and US$2.80 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.41 and US$8.20 per ordinary share and per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis described above, as of March 31, 2011, the differences between our existing shareholders, including holders of our Series A preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid (assuming an initial public offering price of

US$ per ADS) before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	575,000,000	80%	US$	5,872,585	7.6%	US$	0.01	US$	0.20
New investors	143,750,000	20		71,875,000	92.4		0.50		10.00

Total	718,750,000	100%	US$	77,747,585	100.0%	US$	0.11	US$	2.20

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$79.1 million, US$84.9 million and US$2.40, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering, total consideration to be paid by new investors and average price per ordinary share and per ADS to new investors are subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options and the exclusion of the 4,500,000 restricted ordinary shares granted on May 24, 2011 that are not vested as of the date of this offering. As of March 31, 2011, there were 62,465,000 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of US$0.15 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.5483 to US$1.00, the exchange rate set forth as of March 31, 2011. No representation is made that the RMB amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 20, 2011, the exchange rate was RMB6.4917 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2010
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May (through May 20, 2011)	6.4917	6.4967	6.5073	6.4915

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, or other similar charges, fines, penalties or multiple damages, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, will be recognized and enforced in the courts of the Cayman Islands under the common law doctrine of obligation, without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

King & Wood has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

CORPORATE HISTORY AND STRUCTURE

Our History

We commenced operations of our business of children’s online entertainment in October 2007 through Shanghai Taomee, a limited liability company established in China. Shanghai Taomee holds our licenses required for the above business under PRC laws and is in charge of the operation of our websites for our virtual worlds. To enable us to raise capital from international investors, our holding company, Taomee Holdings Limited, was incorporated under the laws of the Cayman Islands in September 2008.

In November 2008, we incorporated Taomee Holdings (HK) Limited, or Taomee HK, our wholly-owned subsidiary in Hong Kong. In June 2009, Taomee HK established its wholly-owned subsidiary, Shanghai Shengran, in China. Taomee HK is our base for overseas investors relationship and investment management as we continue to explore investment and acquisitions opportunities outside of mainland China. For discussions of tax implications related to Taomee HK, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—Hong Kong.”

PRC laws, rules and regulations currently restrict foreign-invested entities engaging in the operation of Internet-related businesses, including virtual worlds, in China. To comply with PRC laws, rules and regulations, we operate our virtual worlds through our VIE, Shanghai Taomee. In June 2009, through Shanghai Shengran, we entered into certain contractual arrangements with Shanghai Taomee and its shareholders through which we gained effective control over the operations of Shanghai Taomee.

In April 2009, we issued in a private placement an aggregate of 125,000,000 Series A preferred shares for an aggregate purchase price of US$5.0 million to the Qiming Funds.

In December 2009, we entered into a share subscription agreement with Elyn Corporation, a company incorporated under the laws of the Cayman Islands, and its shareholder and certain other parties thereto, to acquire a minority interest in Elyn Corporation, with the consideration of certain operation rights of several of our virtual worlds licensed to Elyn Corporation in the areas of Hong Kong, Macau and Taiwan, which subsequently sub-licensed these rights to Taiwan Taomee Co., Ltd., its wholly-owned subsidiary in Taiwan. Our equity interest in Elyn Corporation was subsequently reduced in February 2011 when we sold a 10.5% equity interest in Elyn to our series A shareholders and a new investor.

In October 2010, Shanghai Taomee invested in a minority stake in Shenzhen Ruigao Information Technology Co., Ltd., or Shenzhen Ruigao, a newly established Chinese company principally engaged in the research and development of hardware and platform for handheld game consoles in China, also see “Related Party Transactions—Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel.”

In November 2010, Shanghai Taomee established its wholly-owned subsidiary, Shanghai Taomee Animation Co., Ltd., or Taomee Animation, in China, which primarily engages in the business of animation design and development.

On February 14, 2011, our shareholders approved a 50-for-1 share split of each of our ordinary shares and Series A preferred shares which became effective immediately. At the same time, the par value of the shares was changed from US$0.001 per share to US$0.00002 per share. Unless otherwise noted, all share information and per share data included in the prospectus and accompanying financial statements have been adjusted to reflect this share split and change in par value.

Subject to the completion of this offering of our ADSs, Saban agreed to purchase from each of Joy Union Holdings Limited, a BVI company owned by Mr. Benson Haibing Wang, our chief executive officer, Universys Holdings Ltd., a BVI company owned by Mr. Crow Zhen Wei, our chief technology officer, and Charming China Limited, a BVI company owned by Mr. Roc Yunpeng Cheng, our chief operating officer, an aggregate of such number of ordinary shares equal to US$10.0 million divided by the price per ordinary share, which is the initial public offering price per ADS divided by the number of ordinary shares in each ADS. Assuming an initial public offering price of US$10.0 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, with one ADS representing 20 shares, the aggregate number of ordinary shares sold by these shareholders to Saban would be 20,000,000 shares. As a result of these transactions, Saban is expected to hold 2.8% of our ordinary shares upon the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. The transfer to Saban is being made pursuant to a private purchase exempt from registration with the U.S. Securities and Exchange Commission.

Saban has agreed, subject to certain customary exceptions, not to offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ordinary shares acquired in its investment for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters.

We additionally granted Saban a non-voting observer seat on our board of directors for a period of eighteen months after the closing of this offering and certain registration rights.

Our Corporate Structure

The following diagram illustrates our principal shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIE immediately following this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Direct ownership

Contractual arrangements: See “—Contractual Arrangements with Shanghai Taomee and its Shareholders.”

(1)	Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., together, the Qiming Funds.

(2)	Shanghai Taomee is our VIE in China and is 30% owned by Mr. Jason Liqing Zeng, our chairman, 23.75% owned by Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, 17.375% owned by Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, 15.75% owned by Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer, 8.125% owned by Mr. Bin Wang and 5% owned by Mr. Yuliang Feng.

We have entered into contractual arrangements with Shanghai Taomee and its shareholders, through which we exercise effective control over operations of Shanghai Taomee and receive economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Taomee and thus consolidate its results in our consolidated combined financial statements. However, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership of it. In addition, the VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.”

Contractual Arrangements with Shanghai Taomee and its Shareholders

Our relationships with Shanghai Taomee and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Shanghai Taomee and Shanghai Shengran is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Taomee and Shanghai Shengran, Shanghai Taomee is not required to transfer any funds generated from its operations to Shanghai Shengran.

Loan Agreement. Certain shareholders of Shanghai Taomee, namely Messrs. Jason Liqing Zeng, Benson Haibing Wang, Crow Zhen Wei, Roc Yunpeng Cheng and Bin Wang entered into a loan agreement with Shanghai Shengran, under which Shanghai Shengran provided an interest-free loan of RMB2.5 million (US$0.4 million) to these shareholders, solely for their respective contributions to the increased capital of Shanghai Taomee. The loan has a term of ten years, which can be extended if mutually agreed by the parties. Shanghai Shengran has the right to determine the method of loan repayment, including requiring the shareholders to transfer all of their respective equity interest in Shanghai Taomee to Shanghai Shengran and/or its designee.

Option Agreement. Shanghai Taomee’s shareholders have entered into an option agreement with Shanghai Shengran, under which each shareholder of Shanghai Taomee granted Shanghai Shengran an exclusive option to purchase or have its designee purchase his equity interest in Shanghai Taomee at the purchase price equal to the lowest price permitted by the PRC laws, and agreed to assist Shanghai Shengran in obtaining all necessary government approvals as may be then required in connection with the purchase. Shanghai Shengran may exercise such option at any time to the extent permitted by the PRC laws. In addition, Shanghai Taomee and its shareholders agree that without Shanghai Shengran’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Shanghai Taomee.

Proxy Agreement. Shanghai Taomee and its shareholders have entered into a proxy agreement with Shanghai Shengran, under which each shareholder of Shanghai Taomee granted an irrevocable power of attorney to Shanghai Shengran that authorizes Shanghai Shengran to vote as the shareholder’s attorney-in-fact on all of the matters of Shanghai Taomee requiring shareholders’ approval, including the appointment of board members and senior management members.

Business Operation Agreement. Shanghai Taomee and its shareholders have entered into a business operation agreement with Shanghai Shengran, under which each of the shareholders agrees that, without the prior written consent of Shanghai Shengran or its designee, Shanghai Taomee will not conduct any transactions which might substantially affect its assets, businesses, personnel, obligations, rights or operations confirmed by Shanghai Shengran. Shanghai Taomee and its shareholders agree to fully comply with the advices in connection with its business operation and financial management provided by Shanghai Shengran from time to time and to elect directors and officers of Shanghai Taomee in consistence with the direction of Shanghai Shengran. In addition, the shareholders agree to unconditionally transfer to Shanghai Shengran, without any consideration, any dividends or other proceeds received from Shanghai Taomee in their capacity as shareholders of Shanghai Taomee.

Commercial Cooperation Agreement. Under the commercial cooperation agreement between Shanghai Taomee and Shanghai Shengran, Shanghai Shengran agrees to place certain game updates and value-added components developed by it, or the objects, on Shanghai Taomee’s platform for operation. Shanghai Shengran will provide routine maintenance, updates, technical support and debugging for the operation of the objects, and Shanghai Taomee will provide platform servers, broadband resources and customer services. Unless Shanghai Shengran directs otherwise and subject to applicable laws, any intellectual property in relation to the objects will belong to Shanghai Shengran and cannot be used by Shanghai Taomee beyond the agreed scope of uses.

Shanghai Shengran will enjoy the profits generated from this operation after the deduction of a reasonable portion thereof by Shanghai Taomee. The rate for the deduction will be determined through negotiation by both parties based on the principles of arm’s-length pricing.

Shares Pledge Agreement. Shanghai Taomee and its shareholders have entered into an equity interest pledge agreement with Shanghai Shengran, under which the shareholders of Shanghai Taomee pledged all of their equity interests in Shanghai Taomee to Shanghai Shengran to secure their and Shanghai Taomee’s obligations under certain agreements above and as collateral for all of the amounts payable by Shanghai Taomee to Shanghai Shengran under those agreements. If any event of default as defined under this agreement occurs, Shanghai Shengran, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any equity proceeds (including but not limited to any dividend or profit) from Shanghai Taomee will be further pledged in favor of Shanghai Shengran excepted otherwise agreed by Shanghai Shengran in writing.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated combined statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated combined balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated combined financial statements, which are included elsewhere in this prospectus. The following selected consolidated combined statement of operations data for the three-month periods ended March 31, 2010 and 2011 and the selected consolidated combined balance sheet data as of March 31, 2011 have been derived from our unaudited consolidated combined financial statements included elsewhere in this prospectus. Our selected consolidated combined balance sheet data as of December 31, 2007 and the selected consolidated combined statement of operations data for the period from October 8, 2007 (inception date) to December 31, 2007 have been derived from our unaudited consolidated combined financial statements that are not included in this prospectus.

You should read the selected consolidated combined financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated combined financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary, which include only normal recurring adjustments, for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of our results expected for future periods.

	For Period from October 8, 2007 (inception date) to December 31, 2007	For Years Ended December 31,			For Three Months Ended March 31,
		2008	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(US$ in thousands, except share and per share data)
Consolidated Combined Statement of Operations Data:
Net revenues:
Online business	—	125	6,877	33,683	6,116	11,776
Offline business	—	—	189	2,290	396	623

Total net revenues	—	125	7,066	35,973	6,512	12,399
Cost of services(1):
Online business	—	(115)	(1,913)	(5,166)	(995)	(1,668)
Offline business	—	—	(90)	(686)	(47)	(288)

Gross profit	—	10	5,063	30,122	5,470	10,444

Operating expenses:
Product development expenses(1)	(7)	(314)	(1,444)	(4,649)	(759)	(2,092)
Sales and marketing expenses(1)	(14)	(183)	(893)	(1,570)	(275)	(1,035)
General and administrative expenses(1)	(39)	(407)	(1,161)	(5,729)	(1,256)	(1,649)
Other operating income	—	—	—	278	—	174

Total operating expenses	(60)	(904)	(3,498)	(11,670)	(2,290)	(4,602)

Income (loss) from operations	(60)	(894)	1,565	18,452	3,180	5,842
Interest income, net	3	4	7	240	10	105
Other income (expenses), net	—	2	(10)	(115)	—	5

Income (loss) before income taxes and share of profit in equity investments	(57)	(888)	1,562	18,577	3,190	5,952

Income tax (expense)/benefit:
Current	—	—	(22)	(7)	—	(934)
Deferred	—	—	(271)	2,511	421	134

Total income tax (expense)/benefit	—	—	(293)	2,504	421	(799)

Income (loss) before share of profit in equity investments	(57)	(888)	1,269	21,081	3,611	5,153
Share of profit in equity investments	—	—	49	494	17	3,977

Net income (loss)	(57)	(888)	1,318	21,574	3,628	9,130
Deemed dividend on Series A convertible redeemable preferred shares	—	—	(210)	(469)	(117)	(120)

Net income (loss) attributable to holders of ordinary shares	(57)	(888)	1,108	21,105	3,511	9,010

Earnings (loss) per share:
Basic	—	$(0.0018)	$0.0020	$0.0367	$0.0061	$0.0157
Diluted	—	$(0.0018)	$0.0020	$0.0360	$0.0061	$0.0146
Weighted average number of shares used in calculating earnings (loss) per share(2):
Basic	500,000,000	500,000,000	467,123,300	450,000,000	450,000,000	450,000,000
Diluted	500,000,000	500,000,000	467,123,300	458,482,370	450,140,050	482,579,336
Pro forma earnings per share(3):
Basic				$0.0367		$0.0157
Diluted				$0.0362		$0.0148
Weighted average number of shares used in calculating pro forma earnings per share:
Basic				575,000,000		575,000,000
Diluted				583,482,370		607,579,336
Cash dividends declared per share				0.0174

(1)	Includes share-based compensation expenses as follows:

	For Period from October 8, 2007 (inception date) to December 31, 2007	For Years Ended December 31,			For Three Months Ended March 31,
		2008	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(US$ in thousands)
Consolidated Combined Statement of Operations Data:
Share-based compensation expenses:
Cost of services	—	—	1.0	14.8	0.7	50.0
Product development expenses	—	—	10.1	80.9	1.7	114.2
Sales and marketing expenses	—	—	0.2	69.1	0.1	13.8
General and administrative expenses	—	—	61.9	5.6	1.9	95.6

Total	—	—	73.2	170.4	4.4	273.6

(2)	Calculated based on the number of ordinary shares of our company after the recapitalization transaction in April 2009, which has been retrospectively reflected as if the recapitalization transaction occurred at the beginning of the first period presented.

(3)	Pro forma basic and diluted earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the weighted average number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible redeemable preferred shares.

	As of December 31,				As of March 31,
	2007	2008	2009	2010	2011
					(unaudited)
	(US$ in thousands)
Consolidated Combined Balance Sheet Data:
Cash and cash equivalents	664	348	10,835	43,087	54,101
Accounts receivable, net	—	135	800	438	253
Total current assets	946	642	12,338	47,684	60,054
Total assets	984	900	13,461	53,032	66,512
Total current liabilities	15	764	7,063	34,297	38,097
Advances from customers	—	47	3,497	8,684	11,097
Deferred revenue	—	46	1,904	10,783	13,638
Mezzanine equity:
Series A convertible redeemable preferred shares	—	—	5,159	5,628	5,747
Ordinary shares	10	10	9	9	9
Additional paid-in capital	993	993	988	1,158	1,432
(Accumulated deficit) retained earnings	(67)	(955)	153	11,258	959

Total equity	969	136	1,239	13,107	22,668

Total liabilities, mezzanine equity and equity	984	900	13,461	53,032	66,512

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated combined financial statements and unaudited consolidated combined financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of the leading children’s entertainment and media companies in China. In 2010, we ranked as the largest online entertainment community for children in China, measured by market share and active accounts, according to the iResearch Report. Our success online has translated into growing demand for our content offline in print media, merchandising, television, film and live performances.

Our children’s online entertainment community is the largest such community in China where, as of June 2010, an estimated 89.6 million children in the five to 15 age group used the Internet primarily to frequent virtual worlds and/or other entertainment communities for children, according to the iResearch Report. In the first quarter of 2011, we had approximately 27.3 million active accounts, defined as registered accounts that were accessed at least once during the quarter. Our online entertainment community, www.61.com, hosts four of the top six most visited virtual worlds by children in the five to 15 age group in China, according to the iResearch Report. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure. The “Seer” and “Mole’s World” virtual worlds we developed ranked as the most and second most visited virtual worlds for children in China, respectively, according to the iResearch Report.

We work with publishers to offer a wide range of children’s books and magazines, featuring iconic characters, story lines and images we have developed and popularized, or our franchises. We license our franchises to leading brands in toys and other consumer products for children in China. We have also staged carnivals and live performances with event organizers and developed content for animation film and television, which we expect to release in 2011. We refer to these other businesses as our offline business.

We generate revenues from our online business primarily through the sales of subscriptions and virtual items, which users pay for primarily in the form of virtual currency purchased with prepaid cards. Our prepaid cards are distributed in over 65,000 retail outlets in over 21,000 towns and cities across 31 provinces in China. We generate revenues from our offline business mainly from license fees and royalties based on contracts with book publishers, makers of consumer products and other licensees.

For 2008, 2009, 2010 and the first quarter of 2011, approximately 100%, 97.3%, 93.6% and 95.0%, respectively, of our net revenues were generated from online business, and approximately nil, 2.7%, 6.4% and 5.0%, respectively, of our net revenues were generated from offline business.

We have achieved substantial growth since we launched our first virtual world, Mole’s World, in September 2008. Our net revenues grew from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$12.4 million in the first quarter of 2011. Our gross profit grew from US$0.01 million in 2008 to US$5.1 million in 2009 and US$30.1 million in 2010, and amounted to US$10.4 million in the first quarter of 2011. We incurred a net loss of US$0.9 million in 2008. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and amounted to US$9.1 million in the first quarter of 2011. The number of active paying accounts, in our online entertainment community increased from 0.1 million in the three months ended December 31, 2008 to 2.4 million in the three months ended December 31, 2010 and 2.7 million in the three months ended March 31, 2011, and per paying account average gross revenues from the operation of our virtual communities in China, or ARPU, increased from approximately US$1.2 to US$3.9 and US$4.6 in the same periods.

Factors Affecting Our Results of Operations

Our results of operations are affected by the factors described in more details in the “—Descriptions of Certain Statement of Operations Items—Net revenues” as well as the general and specific factors, including:

•	overall economic growth in China, which has resulted in increases in disposable income and discretionary consumer spending;

•	urbanization rate, which has led to the development of a sophisticated consumer market and a greater concentration of children in urban centers with ready access to the Internet;

•

discretionary spending on and by children on media and entertainment, which has increased considerably as a result of Chinese families’ growing affluence as well as population control policies of the Chinese government;

•

demand for online entertainment among children, which has grown as a result of rapidly increasing popularity of Internet use among children. As of June 2010, approximately 89.6 million children in China were Internet users, according to the iResearch Report, representing a penetration rate of 51.2%, greater than the 31.8% among overall population in China;

•	government policies that restrict the operation by foreign content developers and operators. See “Regulation—Online games administration measures”;

•	the stability and quality of our management and employees;

•

competition in the children’s entertainment and media industry, which is characterized by rapid change, converging technologies, relatively low capital requirements and barriers to entry. See “Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies”; and

•	our ability to achieve a high level of production and operation efficiency.

Descriptions of Certain Statement of Operations Items

Net revenues

We generate revenues from two sources: (i) online business through the operation of our virtual worlds and provision of other online services and products, including royalties for licensing our virtual worlds, and (ii) offline business.

Our revenues from online business grew rapidly since we commercially launched our first virtual world, Mole’s World, in September 2008. Our revenues from offline business also grew rapidly since 2009, when we first leveraged our online business to enter into arrangements to license our franchises to makers of consumer products and publishers of children’s books. The following table sets forth a breakdown of our net revenues from the periods indicated.

	For the Years Ended December 31,						For the Three Months Ended March 31,
	2008		2009		2010		2010		2011
	US$	%	US$	%	US$	%	US$	%	US$	%
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Net revenues:
Online business	125	100.0	6,877	97.3	33,683	93.6	6,116	93.9	11,776	95.0
Offline business	—	—	189	2.7	2,290	6.4	396	6.1	623	5.0

Total net revenues	125	100.0	7,066	100.0	35,973	100.0	6,512	100.0	12,399	100.0

Online Business

Our net revenues from online business amounted to US$0.1 million, US$6.9 million, US$33.7 million and US$11.8 million in 2008, 2009, 2010 and the first quarter of 2011, respectively.

Our net revenues from online business are net of discount and rebate granted to our distributors, as well as business taxes and surcharges incurred in connection with our operations. Each of Shanghai Shengran and Shanghai Taomee is subject to PRC business tax at a statutory tax rate of 5% and surcharges totalling approximately 0.5% related to urban construction and education, which we deduct from our gross online business revenues.

We generate revenues from our online business primarily through two revenue streams—time-based and item-based. While users can access our virtual worlds for free, users may choose to pay a RMB10 (US$1.5) fee per virtual world to access premium features and gain privileges within each of our virtual worlds for 30 days. Users who pay the subscription fee enjoy additional capabilities, special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. In addition, users pay a fee for each virtual item within our virtual worlds. We generated a significant portion of our net revenues from online business through the time-based revenue stream in 2008, 2009, 2010, and the first quarter of 2011. We anticipate generating more revenues through the item-based revenues stream going forward as we introduce more virtual items. For more details on revenue recognition, see “—Critical Accounting Policies and Estimates—Revenue Recognition.” In 2009, we also generated a small amount of revenues from royalties for licensing our virtual worlds to a licensee in Taiwan. We subsequently accounted for income from the licensing arrangement as share of profit in equity investment after we obtained an equity interest in 2009 in the licensee. See “—Share of Profits/Loss in Equity Investments.” In the future, we may generate online business revenues from licensing our virtual worlds outside of China. We plan to license our virtual worlds to new international markets, including Southeast Asia. Starting from the second half of 2010, we also began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements.

Users can purchase subscriptions and virtual items using our virtual currency, the Mibi, which in turn can be purchased from different distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels and cellular telecom operators. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards and offer a volume rebate to distributors if they meet a pre-set sales requirement. Net proceeds from distributors are initially recorded as advances from customer. Upon activation or charge of the prepaid cards or the Mibi, these advances from customers are transferred to deferred revenues. The proceeds received from sales of the Mibi directly to users through third-party payment channels are recorded as deferred revenues. For more details on our distribution agreements and payment systems, see “Business—Our Business Segments—Online Business—Pricing, payment and distribution.”

Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired physical prepaid cards that have never been activated are recognized as other operating income upon expiration of the cards. In 2008 and 2009, we had not recognized any income or revenues in connection with any expired prepaid cards. In 2010 and the first quarter of 2011, we recognized US$41,801 and approximately US$0.1 million, respectively, as other operating income due to expiration of prepaid cards.

The table below lists our portfolio of virtual worlds currently offered and their respective date of commercial launch.

Date of Commercial Launch(1)
Mole’s World	September 2008
Seer	September 2009
Flower Fairy	June 2010
Gong Fu Pai	September 2010
Magic Haqi	October 2010

(1)	A virtual world is considered commercially launched when we charge users for 30-day subscriptions or virtual items.

The following table sets forth the number of active accounts, the number of active paying accounts and ARPU for each period indicated.

	For the Three Months Periods Ended
	2008	2009				2010				2011
	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
Active Accounts (in thousands)(1)	5,938	13,716	15,172	20,367	26,609	30,344	33,989	36,213	25,967	27,329
Active Paying Accounts (in thousands)(2)	108	437	1,104	1,186	1,761	2,961	3,274	3,062	2,415	2,741
ARPU (in US$)(3)	1.2	1.3	1.3	1.7	1.9	2.3	3.0	3.3	3.9	4.6

(1)	The number of active accounts for each quarter prior to June 30, 2010 was based on monthly active accounts, as adjusted to eliminate double-counting of the same accounts that accessed multiple virtual worlds during the relevant months and as extrapolated for quarterly presentation. No such adjustment was made after June 30, 2010, when we upgraded our operating data collection system.
(2)	The number of active paying accounts for each quarter is the number of active accounts that paid subscription fees to access premium features of our virtual worlds or purchased virtual items in the relevant quarter.
(3)	Includes gross revenues from online business, and excludes gross revenues from the licensing of our virtual worlds to third-parties.

We believe net revenue from our online business is primarily affected by the following factors:

•

Our ability to maintain and expand our user base which depends on the continued growth of the number of children who use the Internet, our ability to bring appealing content and entertainment experiences to our users, use effective promotion to reach new users, expand our user base in second and third-tier cities in China, and maintain and enhance our reputation among children and their parents. We will also develop new virtual worlds and other services on our community, which may appeal to age groups and demographics that we have yet to reach and increase our revenues as a result.

•

Our ability to increase item-based revenue stream. We generate revenues primarily through the sales of subscriptions to access premium features and gain privileges in our interactive communities and the sales of virtual items. The increase in sales depends on our ability to frequently enhance and update our virtual items and premium features to cater to children’s changing preferences and attract more sales. As we already have a large and stable base of users who pay subscription fees, we expect one of the key drivers of future growth to be increased spending on virtual items.

•	Our ability to increase our ARPU by:

•

effectively pricing our subscription fees and virtual items and utilizing bundling. We price our subscription fees and virtual items to be attractive and affordable for our users. While we do not foresee near-term increase in per account subscription fee, we expect greater flexibility in pricing virtual items. As we actively monitor market practices, consumption patterns, popularity of our virtual worlds and virtual items, we plan to effectively employ promotions and bundlings of virtual items to increase ARPU.

•

optimizing revenue mix. We have built and will continue to build a portfolio of diverse virtual worlds that appeal to children of different age, gender and interests. As children of different gender and age groups exhibit different ARPUs, and as virtual worlds with different themes or at different life stages exhibit different ARPUs, our revenues will be affected by the mix of virtual worlds and other services and communities we offer. Our ability to continue to launch virtual worlds to create a portfolio with various target users and life cycles is critical to our sustained growth.

•

Our ability to expand the distribution network and negotiate favorable rebates and discounts with distributors. We maintain an extensive distribution system for our physical prepaid cards that reached approximately 65,000 retail outlets in over 2,100 towns and cities in 31 provinces around China, as of March 31, 2011. Since many children have limited access to online payment channels, we rely on payment through the physical prepaid cards for a substantial amount of our revenues. We need to identify additional retail outlets that are located near our target users and expand our distribution network to more second and third-tier cities in China. In addition, our ability to negotiate favorable discount and rebate rates with more distributors and continue to optimize our distribution structure is important to our future revenue growth. Before 2010, we had one national distributor of our physical prepaid cards. After November 2009, we were able to decentralize our card distribution and worked with distributors at the province-level, and negotiated more favorable discount and rebate rates with these distributors. We plan to further decentralize our distribution arrangement and enter into distribution agreements with more municipality-level distributors and leverage our increased market power to obtain more favorable discount and rebate rates.

•

Seasonality in user behavior. Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations, which usually falls in the first and third quarters of each calendar year. For instance, on average, school children in key provinces and municipalities in China had 43 nonschool days in the first quarter of 2010, 27 in the second quarter, 60 in the third and 27 in the fourth quarter. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world. For example, as a result of the seasonality effect discussed above, our revenues from online business decreased in the fourth quarter of 2010 as compared to the third quarter of 2010 and we expect a similar decrease in revenue in the second quarter of 2011 as compared to the first quarter of 2011.

•

Our ability to operate in a competitive industry. We operate in the competitive children’s online entertainment industry. See “—Factors Affecting Our Results of Operations.” Our ability to maintain our competitive edge in attracting and retaining users, to quickly respond to market trends and user preferences and to strategically promote our brands and services are crucial to our growth.

•

Our ability to expand cooperation with online game developers. Starting from the second half of 2010, we began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements. We plan to continue to enter into licensing arrangements to operate third-party online casual games on our platform.

Offline business

Our net revenues from offline business amounted to nil, US$0.2 million, US$2.3 million and US$0.6 million in 2008, 2009, 2010 and the first quarter of 2011, respectively.

Our revenues from offline business mostly consisted of publishing royalties, and merchandise licensing fees generated from licensing our content in the PRC. In addition to licensing our franchises, we sometimes procure and sell merchandises that bear images of our franchises, as we did in the first half of 2009, and books featuring our franchises. We take the associated inventory risks in connection with such sales. See “—Cost of Services— Offline business.”

We invest in the production of, or license our franchise to producers of, two animation series with over 100 planned episodes and two feature films, based on our “Mole’s World” and “Seer” franchises, which we expect to launch or release in 2011, from which we expect to generate revenues through sharing net sales proceeds from advertising and box office receipts. We generated a small amount of revenues in the fourth quarter of 2010 from carnivals and other live performance events for children, and plan to generate more revenues from such activities in the future.

Our results of operations will be significantly affected by our ability to grow our offline business by leveraging our brand name and the popularity of our franchise assets and content creation capabilities. We believe net revenue from our offline business is primarily affected by the following factors:

•

Our ability to engage additional licensees in more media formats and product categories. As of December 31, 2010, we had worked with 13 licensees in key categories of consumer goods, such as apparel, toy and dairy beverages, including many brands well-known in China. We plan to increase our offline revenues by identifying additional media formats and/or product categories for the license of our franchises and number of licensees in each media format or product category;

•

Our ability to generate more content and offerings for offline business. As of December 31, 2010, our content for our offline business had been based on our franchises developed for our virtual worlds. We expect our offline revenues to grow as we develop more franchises or develop original content for the offline business;

•	Our ability to negotiate favorable royalty rates with our licensees. We believe as we further enhance our brand recognition, we may be able to negotiate more favorable royalty rates;

•

Our ability to engage in cross-marketing and promotions between online and offline media. We expect our revenues from offline business to increase as the awareness of our brands grows, as we promote our offline business in our large online community and as we tie the offline products and services to our popular online virtual worlds or other offerings, such as placing a redemption code in licensed children’s books and toys that allows readers to redeem coveted virtual items;

•

Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods.

Cost of Services

The following table sets forth a breakdown of our cost of services and as a percentage of total cost of services for the periods indicated.

	For the Years Ended December 31,						For the Three Months Ended March 31,
	2008		2009		2010		2010		2011
	US$	%	US$	%	US$	%	US$	%	US$	%
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Cost of services:
Online business	115	100.0	1,913	95.5	5,166	88.3	995	95.5	1,668	85.3
Offline business	—	—	90	4.5	685	11.7	47	4.5	287	14.7

Total cost of services	115	100.0	2,003	100.0	5,851	100.0	1,042	100.0	1,955	100.0

Online business

Our cost of services relating to our online business primarily consists of bandwidth leasing and server hosting fees, salaries and benefits of our operations staff, production costs for prepaid cards, depreciation and amortization of servers and other computer equipment and software purchased from third-parties, and other direct costs.

Our bandwidth leasing fees represent the fees we pay to bandwidth vendors, which are typically telecommunications operators such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. We also purchase servers from which we incur depreciation expenses and rental expenses for storing our servers. In the foreseeable future, we expect our bandwidth leasing fees and server-related depreciation and rental expenses to continue to increase in absolute amount given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our revenues as we continue to increase our revenues and achieve better economies of scale as a result of increased sales volume and continued technological improvements that optimize bandwidth and server usage.

Salaries and benefits (including share-based compensation) cost for our online business primarily comprise compensation to operations support staff, including employees responsible for database and user system maintenance, bandwidth and server monitoring and maintenance, prepaid card and billing system maintenance, online security, technical support and customer service. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more operation staff. Our operations staff for online business increased from 13 as of December 31, 2008 to 132 as of December 31, 2010 and decreased slightly to 118 as of March 31, 2011.

Our production costs include the cost of manufacturing and transporting physical prepaid cards to our distributors around China. We expect such production costs to increase in absolute amount as we continue to expand our operations and enter into distribution agreements with city level distributors. However, we do not expect production costs of the prepaid card to comprise a material part of our cost of services going forward.

Offline business

Cost of services relating to our offline business is primarily comprised of compensation to our operations employees and merchandise cost, which is the cost involved in producing labels used to verify the authenticity of our licensed products and inventory costs associated with occasional book sales by us in 2010. We currently do not expect to incur merchandise cost after the first quarter of 2011 as we do not currently expect to conduct direct book sales after the first quarter of 2011.

We plan to account for the expenses incurred in the co-production of the films and television series as cost of services in future periods.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses and general and administration expenses. The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total net revenues for the periods indicated. As we continue to expand both our online and offline business, we expect our operating expenses to increase in absolute amount, and we aim to maintain or enhance our operating efficiency when our business further scales up.

	For the Years Ended December 31,						For the Three Months Ended March 31,
	2008		2009		2010		2010		2011
	US$	%	US$	%	US$	%	US$	%	US$	%
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Total net revenues:	125	100	7,066	100	35,973	100	6,511	100	12,399	100
Operating expenses:
Product development expenses	314	251.2	1,444	20.4	4,649	12.9	759	11.7	2,092	16.9
Sales and marketing expenses	183	146.4	893	12.6	1,570	4.4	275	4.2	1,035	8.3
General and administrative expenses	407	325.6	1,161	16.4	5,729	15.9	1,256	19.3	1,649	13.3
Other operating (income)	—	—	—	—	(278)	(0.8)	—	—	(174)	(1.4)

Total operating expenses	904	723.2	3,498	49.4	11,670	32.4	2,290	35.2	4,602	37.1

Product development expenses

Our product development expenses consist primarily of salaries and benefits, including share-based compensation, for personnel engaged in concept generation, community function development and design, story line development, website structure and content development and design, graphic and audio design, quality control and testing of our virtual worlds and other online services. Product development expenses accounted for approximately 251.2%, 20.4%, 12.9% and 16.9% of our total net revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively. Our product development expenses increased in recent years primarily due to our hiring additional writers, engineers, development staff, animation and graphic artists. We expect that our product development expenses will further increase in absolute amount in the future as we continue to devote resources to improve our interactive communities and the overall user experience and to create new virtual worlds, and as we incur higher share-based compensation expenses. However, we expect our product development expenses to stay relatively stable as a percentage of our total net revenues and we expect our revenue growth will keep pace with the increase in our product development expenses.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of advertising and promotional expenses, salaries and benefits, including share-based compensation, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses accounted for approximately 146.4%, 12.6%, 4.4% and 8.3% of our total net revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively. Our sales and marketing expenses increased in the absolute amount in recent years, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our virtual worlds in future periods on search engines, web portals and casual game websites and devote efforts to further expanding our user base. Historically, as we have benefited from word of mouth to promote our virtual worlds. Over the long term, we do not expect sales and marketing expenses to constitute a major component of our operating expenses.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administration, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service fees and other expenses incurred in connection with general corporate purposes. General and administration expenses accounted for approximately 325.6%, 16.4%, 15.9% and 13.3% of our total net revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business and our operations as a publicly traded company, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses. However, we expect our general and administration expenses to stay relatively stable or decrease as a percentage of our total net revenues in the future as we expect our revenue growth will outpace the increase in our general and administration expenses.

Other operating income

Our other operating income consists of PRC government subsidies granted to our operating subsidiary and significant VIE in China and income recognized as a result of expiration of prepaid cards. Other operating income amounted to US$0.3 million in 2010 and US$0.2 million in the first quarter of 2011. We did not receive government subsidies or recognize any income from expired prepaid cards in 2008 or 2009. We expect to continue to receive certain government subsidies in 2011. However, the amount we receive may vary depending on government policy, our business operations and other factors. In 2011, we expect to recognize a small amount of other operating income due to the expiration of prepaid cards.

Share of Profits/Loss in Equity Investments

In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd. in exchange for, as consideration, a three-year exclusive right to operate certain of our virtual worlds in Taiwan, Hong Kong and Macau. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting. Our share of profits from our equity investment in Elyn Corporation in 2009, 2010 and the first quarter of 2011 amounted to approximately US$0.05 million, US$0.5 million and US$0.4 million, respectively. On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by a nominal shareholder on our behalf.

In October 2010, pursuant to an equity investment agreement, we entered into with Shenzhen Decent Investment Limited and two individuals unrelated to us to form Shenzhen Ruigao in the PRC for the purpose of developing console games. We obtained a minority interest in Shenzhen Ruigao for total cash consideration of US$1.0 million with the first installment paid in October 2010 and the remaining consideration was paid in February and March of 2011. As we can appoint one of a total of three directors on the board and have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. Our share of loss in equity investment in Shenzhen Ruigao was US$0.05 million in 2010 and US$0.08 million in the first quarter of 2011.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided however that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiary is not considered to be the “beneficial owner” of the dividends distributed by a resident enterprise of the PRC.

Taomee HK, a company incorporated in Hong Kong in November 2008, currently holds all the equity interest in Shanghai Shengran. To the extent that Taomee HK is considered a “non-resident enterprise” of the PRC under the Tax Agreement, dividends paid by Shanghai Shengran may be subject to a maximum withholding tax rate of 10.0%. For 2008, 2009 and 2010, Taomee HK had a loss and therefore would not be subject to a 25% EIT under PRC tax laws in 2008, 2009 and 2010 had Taomee HK been deemed a “resident enterprise” by the PRC tax authorities. Dividends paid by Taomee HK to its shareholder will not be subject to any Hong Kong withholding tax.

China

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, companies established in China were generally subject to state and local EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, i.e. the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, software enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. Our VIE, Shanghai Taomee, which was established in 2007 and qualified as a “software enterprise” in 2009, enjoys a full exemption from EIT in 2009 and 2010 and a reduced EIT rate of 12.5% from 2011 to 2013. Shanghai Taomee’s tax holiday period was approved by relevant tax authorities in May 2010. In addition, our wholly-owned subsidiary, Shanghai Shengran, which was established in 2009 and qualified as a “software enterprise” in 2010, is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. Continued qualification as a “software enterprise” is however subject to an annual assessment by the relevant government authorities in China. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.”

Under the PRC Enterprise Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiary after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if we are considered a non-resident enterprise incorporated outside of the PRC unless there is an applicable tax treaty with China that provides for a different withholding arrangement and we are deemed to be entitled to such favorable treatment. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. The risk that we may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income is disclosed in “Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.”

Share-Based Compensation Expenses

In May 2009, we adopted our 2009 Employee Stock Option Plan, or the 2009 Plan. We reserved 45,000,000 shares for grants under the 2009 Plan. As of the date of this prospectus, options to purchase 42,940,000 ordinary shares were outstanding and 2,060,000 ordinary shares were available for future grants under the 2009 Plan. We did not grant any options prior to 2009.

In June 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. We reserved 55,000,000 shares for grants under the 2010 Plan. As of the date of this prospectus, options to purchase 38,840,000 ordinary shares were outstanding, 4,500,000 restricted shares were outstanding and 16,160,000 ordinary shares were available for future grants under the 2010 Plan.

On June 24, 2009, we granted options to purchase a total of 10,500,000 ordinary shares at the price of US$0.0400 per share to certain of our employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 24, 2009, and were valued at the estimated fair value on the date of the award.

On June 7, 2010, we granted options to purchase a total of 35,175,000 ordinary shares at the price of US$0.0700 per share to certain of our directors, executive officers and employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 7, 2010, and were valued at the estimated fair market value on the date of the award.

On January 4, 2011, we granted options to our employees and a third-party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.3600 per share. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The fair value of the stock options as of the grant date was US$3,605,856 in the aggregate, or US$0.1881 per share.

On May 24, 2011, we granted options to purchase a total of 20,175,000 ordinary shares at the initial public offering price and a total of 4,500,000 restricted shares to our independent director appointees, executive officers and employees under the 2010 Plan. The options granted to the independent director appointees are subject to vesting over three years, and the rest are subject to vesting over four years, starting from May 24, 2011.

We characterized the share grants as compensation for the relevant employees’ services to us and recorded share-based compensation expenses. Our share-based compensation expenses amounted to nil, approximately US$0.07 million, US$0.2 million and US$0.3 million in 2008, 2009, 2010 and the first quarter of 2011, respectively. We measure share-based compensation expenses based on the grant date fair value of the awards. The fair value of the award, net of forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

As of December 31, 2010, we had US$1,011,976 in unrecognized compensation expenses related to non-vested share-based compensation awards, which we expect to recognize over a weighted average period of 3.3 years. As of March 31, 2011, we had US$4,152,157 in unrecognized compensation expenses related to non-vested share-based compensation awards, which we expect to recognize over a weighted average period of 3.2 years.

Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the equity awards. We recognize share-based compensation costs net of an estimated forfeiture rate using a straight line method over the requisite service period of the award, which is generally the same as the vesting period. We adjust the estimated forfeiture rate over the requisite service period to the extent that expected forfeitures differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation costs to be recognized in future periods.

We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in June 2009, June 2010, and January 2011 was estimated using the Black-Scholes-Merton option-pricing model. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

As a private company, we determine the fair value of our ordinary shares as of the grant date of the share-based awards by making complex and highly subjective judgments and assumptions about our projected financial and operating results. We are also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, nature and prospects of the children’s entertainment and media industry, nature and stage of development of our company, comparable companies, and our business risks. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the valuation results and the amount of share-based compensation expenses we recognize in our consolidated combined financial statements.

The fair value of our Company’s ordinary shares underlying the share options granted in June 2009, June 2010, and January 2011 was estimated by determining the equity value of our Company and then allocating the equity value into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. Firstly, the total equity value was developed by using the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies, as well as the our forecasted financial results and growth trends. We checked the results obtained under the discounted cash flow approach against the results obtained from the guideline companies approach and found no material discrepancies. Then, equity value is allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and initial public offering, or IPO, scenario (based on the terms of the preferred shares, share options and management’s expectation on an IPO event) to determine the fair value of our ordinary shares. Under the option-pricing method, each class of equity is modeled as a call option with a distinct claim on the enterprise value of our company. The main inputs to this model include equity value of our company, exercise price, expected volatility, expected term, expected dividend yield and risk free interest rate.

In the discounted cash flow analyses, we used a weighted average cost of capital, or WACC, of 22% for the June 2009 grant, 22% for the June 2010 grant, and 18% for the January 2011 grant, respectively, as the discount rates to derive the business enterprise value of our company. The WACC was calculated using the capital asset pricing model based on the required return on equity investors expect to earn and the post-tax cost of debt of our company. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non systematic risk factors. The decrease in WACCs from June 24, 2009 and June 7, 2010 to January 4, 2011 was due to the factors discussed below in the explanations for the increase in the fair value of our ordinary shares between grant dates. The decrease was also due to a longer track record for forecasting. According to the guideline prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation,” or the Practice Aid, when an enterprise has established a solid financial history, the reliability of forecasted results is generally higher than those made at an earlier stage, and therefore the perceived risks of investing in the enterprise are generally lower than in an earlier stage. Therefore, the estimated WACC, which reflects the perceived risks of and a market participant’s expected rate of return for investing in our securities, also declined gradually from June 2009 to January 2011 to the time of this offering as our company progressed through the earlier stages of development and towards this offering.

In arriving at the equity value for our company, we applied a discount for lack of marketability, or DLOM, of 33.0% for the June 24, 2009 grant and 21.0% for the June 7, 2010 grant and 7.0% for the January 4, 2011 grant, respectively, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. We used the put option method to estimate the DLOM, taking into consideration factors like the timing of liquidity event such as an IPO and estimated volatility of our ordinary shares. The decrease in the DLOM is primarily because the Company is approaching the expected IPO, as the closer the valuation date is from the expected IPO, the lower the put option value is, and thus the lower the implied DLOM. For the determination of the fair value of the options granted on June 24, 2009, June 7, 2010 and January 4, 2011 and the fair value of the underlying ordinary shares of our company, we also considered retrospective valuations conducted by an independent appraiser.

Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiary and VIEs; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on the future growth of the Company, (v) the Company will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in industry trends and market conditions from economic forecasts.

In May 2009, we repurchased 5,000,000 ordinary shares from a shareholder for total cash proceeds of US$160,000. We cancelled the repurchased shares immediately after such transfer. This repurchase resulted in a compensation charge of US$61,560, which was the difference between the cash consideration paid and the US$0.0214 per share fair value of the ordinary shares on the repurchase date.

The table below sets forth certain information concerning the options granted to our employees on the dates indicated:

Grant Date	Options	Exercise Price (US$)		Fair Value of Ordinary Shares (US$)		Initial Public Offering Price(1)	Intrinsic Value(2) (US$ in millions)	Type of Valuation
June 24, 2009	10,500,000	0.0400		0.0214		0.5000	5.0	Retrospective
June 7, 2010	35,175,000	0.0700		0.0700		0.5000	15.1	Retrospective
January 4, 2011	19,165,000	0.3600		0.3600		0.5000	2.7	Retrospective
May 24, 2011	24,675,000	0.5000	(1)	0.5000	(1)	0.5000	—	—

(1)	Based on the mid-point of the estimated public offering price set forth on the front cover of this prospectus.
(2)	Intrinsic value equals the difference between IPO Price and the exercise price, times the number of options granted.

The increase in the fair value of our ordinary shares from US$0.0214 per share on June 24, 2009 to US$0.0700 per share on June 7, 2010 was primarily attributable to the following developments of our company during the period:

•	the commercial launch of Seer, one of our flagship virtual worlds, in September 2009;

•	the change from net losses in the quarter prior to June 24, 2009 to net profit in the quarter prior to June 7, 2010; and

•	the increase in ARPU from a small base for the three months ended June 30, 2009 to US$3.0 for the three months ended June 30, 2010.

The increase in the fair value of our ordinary shares from US$0.0700 per share on June 7, 2010 to US$0.3600 per share on January 4, 2011 was primarily attributable to the following factors. As it is difficult to attribute with precision the portion of the fair value increase to a particular factor, the following represents our good-faith estimates based on various relevant factors, including our assessment of our business developments and projections of our growth prospects:

•	The majority of the increase in the fair value of our ordinary shares during the period was a result of the following positive developments in our business.

•

As of June 7, 2010, we had launched two virtual worlds over the previous twenty months and had two additional virtual worlds scheduled to launch in the second half of 2010. Based on the information available to us then, we forecasted that we would launch three new virtual worlds in the subsequent four years and constructed our financial projections based on these assumptions.

The two new virtual worlds launched in the second half of 2010 attracted 8.7 million registered accounts that created avatars in a relatively short period of time. Their combined active accounts reached 9.8 million during the fourth quarter of 2010. These new virtual worlds were targeted at specific users. From these new launches, we gained insights into the preferences of specific user segments, and we demonstrated our ability to expand our user base with new targeted products. Since their respective launch, we were also able to generate healthy amounts of revenues from subscriptions given the life cycle of the virtual worlds and the target users. We anticipated greater ARPU and revenue contributions from these virtual worlds as we expected sales of virtual items to increase since their introduction in November 2010 and February 2011, respectively.

Meanwhile, our total ARPU continued to increase faster than forecasted in the third and fourth quarter of 2010. The performance of the newly launched virtual worlds in the second half of 2010 and the increase in ARPU provided us with added confidence in our core product development capabilities and demonstrated our ability to maintain high levels of user engagement over time. As a result, we decided in the second half of 2010 to further expand our product development capabilities. We added 79 product development staff from June 2010 to December 31, 2010, an increase of 43% from the previous total development staff. We also set a strategic goal of launching more virtual worlds per year, compared to the previous projection of three new virtual worlds over the ensuing four years.

We revised our financial projections accordingly, based on the revised number of virtual worlds to be launched and the average revenue contributions from existing virtual worlds in the second half of 2010 (excluding the performance of the most and least profitable virtual worlds). We believe that the resulting increase in revenue projections contributed approximately 40% to 45% of the increase in the fair value of our ordinary shares during this period;

•	In the fourth quarter of 2010, ARPU from the Seer virtual world exceeded our previous expectations by nearly 20%. We revised the ARPU projections for the Seer virtual world as a result.

In July 2010, as a result of the popularity of the Seer franchise, we were approached for the first time by a production company with a proven track record of successfully launching children’s films to invest in a film based on the Seer franchise. The film opportunity represented an initial step in the implementation of our expansion strategy into the broader children’s media and entertainment industry. We decided to co-invest in the film in September 2010. We also began the in-house development of an animation TV series based on the Seer franchise, initially with 52 episodes. We estimated that the incremental revenues from our film and animations would contribute 2% to 3% to the increase in the fair value of our ordinary shares. In addition, we believed that the film and animation programs, when released, would generate greater demand for our products and contribute to online and offline revenue growth from our franchises, and Seer franchise in particular.

The combined effect from the foregoing factors prompted us to revise our financial projections to reflect a slower rate of natural attrition in the user base of the Seer franchise and to reflect higher ARPU in the remaining years of the estimated useful life for the Seer virtual world. We believe the revision accounted for approximately 12% to 18% of the increase in the fair value of our ordinary shares during this period; and

•

In the second half of 2010, we signed our first operating arrangement with a third-party game developer to operate a popular online casual game on our platform in China. While the revenue contribution from this arrangement was relatively immaterial compared to our total revenues in the second half of 2010, the monthly revenue growth from this arrangement showed an encouraging growth rate. During the second half of 2010, we proved our ability to operate third-party games and we demonstrated the benefit of our platform for third-party developers. As a result, we decided to explore growth opportunities in similar licensing opportunities and included in our forecast several third-party licensed online casual games per year. We believe this development and the resulting increase in earnings projections accounted for approximately 15% to 20% of the increase in the fair value of our ordinary shares during this period.

•

We revised the WACC estimate from 22% on June 24, 2010 to 18% on January 4, 2011 primarily due to the decrease in small size risk premium from 6.28% to 2.85% in light of our positive business developments, improving operating results and commencement of IPO preparation. We believe this contributed to approximately 5% to 10% of the increase in the fair value of our ordinary shares during this period.

•

We lowered the DLOM from 21.0% on June 7, 2010 to 7.0% on January 4, 2011. We assembled the group to prepare for our initial public offering in the fourth quarter of 2010; the resulting proximity of this offering increased the liquidity of our shares and contributed to the decrease in DLOM. We believe this contributed to approximately 10% to 20% of the increase in the fair value of our ordinary shares during this period.

We compared our valuations derived from the discount cash flow method to the result derived from the guideline company method. In arriving at a similar conclusion under the guideline company method, we considered the same factors in our earnings forecast and also considered the favorable market conditions in the second half of 2010. The share price performance of China-based publicly-traded companies significantly improved in the second half of 2010. The NASDAQ China Index generally increased in 2010 and reached 195.23 on December 31, 2010, compared to 165.71 on June 1, 2010.

Though we experienced a decrease in active paying accounts and revenues in the fourth quarter of 2010, we believe that such decrease does not materially affect our earnings forecast because of the following factors:

•

As of the date of the valuation for our ordinary shares on June 7, 2010, we were aware of the impending release of a competing virtual world and factored into such valuation, as well as the valuation of our ordinary shares as of January 4, 2011, any possible effect from the changing competitive dynamics resulting from the introduction of a competing virtual world in July 2010 and potential market entrants in the future.

•

The introduction of the competing virtual world in July 2010 was accompanied by a free trial-membership period throughout the second half of 2010, which, as of June 7, 2010, we expected would end sometime in 2011 and which we knew, as of January 4, 2011, would soon end. This indicated to us that any result from the fourth quarter of 2010 may not serve as a reliable indicator of future results.

•

Net revenues for online business in the fourth quarter of 2010 were also negatively impacted by seasonality and thus may not serve as a longer term indication of effect from competition. Generally, we generate more revenues during public holidays or vacation periods when children have more leisure time to participate in the virtual worlds, particularly during winter and summer vacations, which usually fall in the first and third quarters of each calendar year. For instance, on average, school children in key provinces and municipalities in China had 43 non-school days in the first quarter of 2010, 27 in the second quarter, 60 in the third quarter and 27 in the fourth quarter. Decreases in our net revenues from online business as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world.

•	the growth profile of our ARPU throughout the year was clear evidence of our ability to develop a following of highly engaged users with higher revenue contribution and longer monetization potential.

The increase in the fair value of our ordinary shares from US$0.3600 per share on January 4, 2011 to US$0.5000, the midpoint of estimated initial public offering price range set forth on the front cover of this prospectus, was primarily attributable to the following factors. The percentage range assigned to each individual factor represents our good-faith estimate based on various relevant factors, including our assessment of our business and projections of our growth prospects.

•	A substantial portion of this increase in the fair value of our ordinary shares was mainly a result of the following positive developments in our business:

•

The active paying accounts of our virtual worlds increased to 2.7 million for the first quarter of 2011, from 2.4 million for the fourth quarter of 2010, representing a 13.5% increase; during the same period, ARPU from our online business increased from US$3.9 to US$4.6, representing a 17.9% increase. As a result, online revenues totaled $11.8 million in the first quarter of 2011, which exceeded our forecast by 13%. In addition, the previews of the Mole’s World animation series received positive feedback from several major television channels in China, including China Central Television. We became more confident in the positive branding effect on our online and offline revenues from the release of our animation series, and especially on the projected revenues from the planned sequel(s) to the Mole’s World franchise.

As a result of these developments, we slightly increased our overall ARPU growth projections and revenue projections from Mole’s Hero and other Mole’s World franchises for our online business and offline businesses, which we believe contributed approximately 30% to 35% of the increase in the fair value of our ordinary shares during this period.

•

We finalized the terms of a licensing agreement for a leading Internet company in Southeast Asia to operate one of our virtual worlds in April 2011. Meanwhile, we started to engage in active discussions with other Internet companies outside China for similar arrangements. This new development prompted us to revise our projection for overseas revenue growth, which contributed to approximately 25% to 30% of the increase in the fair value of our ordinary shares during this period; and

•

As of January 4, 2011, we had operated just one third-party online casual game on our platform and, based on this limited experience, projected that we would be operating three new third-party online casual games per year. However, during the course of the first quarter of 2011, we were able to enter into arrangements with four content developers to operate these developers’ online casual games on our platform. As a result, we became more optimistic of our abilities to generate revenues from this business model, which has been successful with other online game operators in China. We increased the revenue projections from operating third party online casual games, which we believe contributed approximately 15% to 20% of the increase in the fair value of our ordinary shares during this period.

•

As the valuation provided by the underwriters assumes we are publicly traded, the discount for lack of control and marketability previously used to value our ordinary shares is no longer applicable. The impending launch of this offering is expected to also enhance our ability to cost-effectively access capital, reward employees and conduct acquisitions in the future, thereby raising our projected growth prospects. The appointment of Mr. Paul Keung, in the February 2011, as our chief financial officer has further strengthened our financial reporting, accounting, budgeting and control process, as well as overall operations. We believe these factors contributed approximately 15% to 30% of the increase in the fair value of our ordinary shares during this period.

The increase in the fair value of our ordinary shares since January 4, 2011 was indicative of the overall appreciation in the market value of the shares of China-based publicly-traded companies. The NASDAQ China Index generally increased from 201.96 as of January 4, 2011 to 212.15 as of May 23, 2011.

We have considered the guidance prescribed by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, in determining the fair value of our ordinary shares as of various dates before this offering. The Practice Aid states, among other things, that the value of a private enterprise during the period culminating in its successful IPO may increase significantly. We therefore believe the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering. However, as explained below, we believe certain factors contributed to the changes in the fair value of our ordinary shares as of various dates before this offering.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of our contingent assets and liabilities. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact our consolidated combined financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated combined financial statements and other disclosures included in this prospectus.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Online business revenue

We earn revenues primarily through developing and operating proprietary online virtual worlds. We provide such services to children via an online entertainment platform pursuant to a time-based revenue model and an item-based revenue model. Since our inception, we have not licensed or otherwise marketed any of our proprietary software to third parties except in one instance which was immaterial.

Time-based model—Users pay RMB10 (US$1.5) for a 30-day subscription per virtual world to access premium features in each of our virtual worlds. We recognize revenue generated from subscription fees ratably over the users’ subscription period.

Item-based model—Users purchase our in-game virtual items under this model. Revenues are recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. For the virtual items that are immediately consumed, we recognize revenue upon consumption. For the virtual items with no predetermined expiration or permanent items, we recognize revenue ratably over the estimated average lives of these items, which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. We estimate the average lives of our permanent items based on an assessment of our historical data and user behavior patterns, including the average period that users typically stay in our virtual worlds, the age group of our target users, and the number of active paying users in our virtual worlds, and the promotional events we launched, with reference to industry research data. We assess the estimated lives of our permanent items periodically. If there are indications of any significant changes to their estimated lives, the revised estimates will be applied prospectively in the period of change. Prior to June 30, 2010, we did not have sufficient historical data from our virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all our virtual worlds. Effective July 1, 2010, we changed the accounting estimate of the useful life of our permanent items in Mole’s World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole’s World in September 2008. The effect of the change in accounting estimate on net income and earnings per share for the year ended December 31, 2010 was immaterial. Due to the lack of sufficient historical data for our other virtual worlds, we have not changed the estimate for the useful life of permanent items in other virtual worlds. We will continue to monitor the user behavior patterns of each of our virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

We record revenues net of sales discounts and rebates to our distributors. The cost of providing free virtual items as a result of promotional activities was immaterial.

Users pay subscription fees and purchase virtual items using our virtual currency, which can be purchased via various distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels, and via short messages, or SMS, through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds we receive directly from end users for sales of the Mibi are recorded as deferred revenues, while proceeds we receive from sales of the Mibi to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or the Mibi sold by the distributors, we record net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of the Mibi, advances from customers are immediately transferred to deferred revenues.

Prepaid cards expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. We recognized nil, nil, US$41,801 and approximately US$0.1 million in other operating income in connection with expired prepaid cards for the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011, respectively.

Offline business revenue

Revenues from our offline business mainly include licensing income and royalty fees for licensing our franchises to merchandisers and book publishers, and revenue from book trading, which involves selling books based on our franchises. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

In certain of our merchandise licensing arrangements, we receive a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from nonrefundable advances and minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of our merchandise licensing arrangements, we receive a fixed royalty fee from the licensee over the contract period. We recognize this type of royalty revenue ratably over the contract period.

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity awards. We recognize share-based compensation costs net of an estimated forfeiture rate using a straight line method over the requisite service period of the award, which is generally the same as the vesting period. We adjust the estimated forfeiture rate over the requisite service period to the extent that expected forfeitures differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation costs to be recognized in future periods.

We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in June 2009, June 2010, and January 2011 was estimated using the Black-Scholes-Merton option-pricing model. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

We are in the process of estimating the fair value of the share options granted on May 24, 2011. The fair value of the restricted shares granted on May 24, 2011 is estimated at the mid-point of the price range indicated on the cover of this prospectus, which is US$2,250,000 in the aggregate, or US$0.50 per ordinary share.

As a private company, we determine the fair value of our ordinary shares as of the grant date of the share-based awards by making complex and highly subjective judgments and assumptions about our projected financial and operating results. We are also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, nature and prospects of the children’s entertainment and media industry, nature and stage of development of our company, comparable companies, and our business risks. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the valuation results and the amount of share-based compensation expenses we recognize in our consolidated combined financial statements.

The fair value of our Company’s ordinary shares underlying the share options granted in June 2009, June 2010, and January 2011 was estimated by determining the equity value of our Company and then allocating the equity value into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. Firstly, the total equity value was developed by using the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies, as well as the our forecasted financial results and growth trends. We checked the results obtained under the discounted cash flow approach against the results obtained from the guideline companies approach and found no material discrepancies. Then, equity value is allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management’s expectation on an IPO event) to determine the fair value of our ordinary shares. Under the option-pricing method, each class of equity is modeled as a call option with a distinct claim on the enterprise value of our company. The main inputs to this model include equity value of our company, exercise price, expected volatility, expected term, expected dividend yield and risk-free interest rate.

In the discounted cash flow analyses, we used a weighted average cost of capital of 22% for the June 2009 grant, 22% for the June 2010 grant, and 18% for the January 2011 grant, respectively, as the discount rates to derive the business enterprise value of our company. The weighted average cost of capital was calculated using the capital asset pricing model based on the required return on equity investors expect to earn and the post-tax cost of debt of our company. The decrease in the weighted average cost of capital is primarily because we used a lower small size risk premium in the January 2011 valuation to reflect the growth of our company.

In arriving at the equity value of our company, we applied a discount for lack of marketability, or DLOM, of 33.0% for the June 2009 grant, 21.0% for the June 2010 grant and 7.0% for the January 2011 grant, respectively, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. We used the put option method to estimate the DLOM, taking into consideration factors like the timing of liquidity event such as an IPO and estimated volatility of our ordinary shares. The decrease in the DLOM is primarily because we are approaching the expected IPO, as the closer the valuation date is from the expected IPO, the lower the put option value is, and thus the lower the implied DLOM. For the determination of the fair value of the options granted on each of the above grant dates and the fair value of the underlying ordinary shares of our company, we also considered retrospective valuations conducted by an independent appraiser.

Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiary and VIE; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on the future growth of the Company, (v) the Company will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in industry trends and market conditions from economic forecasts.

Income taxes

We provide for current income taxes in accordance with the laws of the relevant tax authorities. We recognize deferred income taxes when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated combined financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. We reduce deferred tax assets by a valuation allowance when, in the opinion of our management, it is more-likely-than-not that a portion of or all of our deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more-likely-than-not that we will realize all the benefits of the deductible differences as of December 31, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. Such reduction of deferred tax asset could increase our income tax expense and adversely affect our results of operations in the period in which an allowance is recorded.

We recognize the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by our management. We classify interest and/or penalties related to uncertain tax positions in income tax expense.

Consolidation of VIEs

PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In order to comply with these foreign ownership restrictions, we operate our online entertainment community through Shanghai Taomee. We have entered into a series of contractual arrangements with Shanghai Taomee and its equity owners. As a result of these contractual arrangements, we have the ability to effectively control Shanghai Taomee, and we are considered the primary beneficiary of Shanghai Taomee. Accordingly, Shanghai Taomee is a VIE of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Shanghai Taomee might preclude us from consolidating Shanghai Taomee in the future.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated combined financial statements for 2008 and 2009, we and our auditors, an independent registered public accounting firm, identified certain material weakness and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. The material weakness observed was our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and to prepare and review financial statements and related disclosures under U.S. GAAP for the SEC reporting and compliance purposes. The significant deficiencies observed were that we lacked adequate documentation for internal control policies at the entity level and a number of financial reporting and asset management procedures.

Following the identification of the material weakness and significant deficiencies, we undertook certain remedial steps to address them, including adding accounting and finance staff with U.S. GAAP experience providing access to training programs to accounting personnel, and adopting internal control and other financial closing and reporting policies. Specifically, in April and May 2010, we hired a senior finance director and a financial reporting manager to lead our U.S. GAAP financial closing and reporting team. Our senior finance director is a certified public accountant in the United States. Before joining Taomee, he served as the controller for one and a half years in a China-based private company preparing for an initial public offering in the U.S. Prior to that, he had four years of experience at the Shanghai office of a Big Four accounting firm primarily working on U.S. GAAP engagements, including the initial public offerings of several China-based foreign private issuers. He majored in accounting and received his master’s degree in commerce from University of Sydney, Australia. Before joining Taomee, our financial reporting manager worked on IFRS and PRC GAAP audit engagements at the Shanghai office of a Big Four accounting firm for two and half years and then as a financial analyst and reporting manager at a China-based foreign private issuer for one and a half years, applying U.S. GAAP.

We also hired our chief financial officer in February 2011 with extensive experience in finance.

In addition, we streamlined our monthly and quarterly financial closing and reporting procedures and formalized reviewing and monitoring control activities including the implementation of a financial closing checklist as part of the period-end closing process. We also designed and implemented controls to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis. We plan to further enhance management reviews of account reconciliations, non-routine and complex transactions and significant agreements to ensure accuracy of U.S. GAAP financial reporting. We also plan to engage external consultants to help us comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, the implementation of these measures may not fully address the material weakness and significant deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. See “Risk Factors—Risks Related to Our Business—If we fail to establish or maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.”

Results of Operations

The following table sets forth a summary of our consolidated combined results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues.

	For Years Ended December 31,						For Three Months Ended March 31,
	2008		2009		2010		2010		2011
	US$	%	US$	%	US$	%	US$	%	US$	%
							(unaudited)		(unaudited)
	(in thousands, except percentages)
Net revenues:
Online business	$125	100.0	$6,877	97.3	$33,683	93.6	$6,116	93.9	$11,776	95.0
Offline business	—	—	189	2.7	2,290	6.4	396	6.1	623	5.0

Total net revenues	125	100.0	7,066	100.0	35,973	100.0	6,512	100.0	12,399	100.0

Cost of services:
Online business	(115)	(92.0)	(1,913)	(27.1)	(5,166)	(14.4)	(995)	(15.3)	(1,668)	(13.4)
Offline business	—	—	(90)	(1.3)	(686)	(1.9)	(47)	(0.7)	(288)	(2.3)

Gross profit	10	8.0	5,063	71.6	30,122	83.7	5,470	84.0	10,444	84.2

Operating expenses:
Product development expenses	(314)	(251.2)	(1,444)	(20.4)	(4,649)	(12.9)	(759)	(11.7)	(2,092)	(16.9)
Sales and marketing expenses	(183)	(146.4)	(893)	(12.6)	(1,570)	(4.4)	(275)	(4.2)	(1,035)	(8.3)
General and administrative expenses	(407)	(325.6)	(1,161)	(16.4)	(5,729)	(15.9)	(1,256)	(19.3)	(1,649)	(13.3)
Other operating income	—	—	—	—	278	0.8	—	—	174	1.4

Total operating expenses	(904)	(723.2)	(3,498)	(49.4)	(11,670)	(32.4)	(2,290)	(35.2)	(4,602)	(37.1)

Income (loss) from operations	(894)	(715.2)	1,565	22.2	18,452	51.3	3,180	48.8	5,842	47.1
Interest income, net	4	3.2	7	0.1	240	0.7	10	0.2	105	0.9
Other income (expenses), net	2	1.6	(10)	(0.1)	(115)	(0.3)	—	(0.0)	5	0.0
Income (loss) before income taxes and share of profit in equity investments	(888)	(710.4)	1,562	22.2	18,577	51.7	3,190	49.0	5,952	48.0
Income tax (expense)/benefit:
Current	—	—	(22)	(0.3)	(7)	(0.0)	—	—	(933)	(7.5)
Deferred	—	—	(271)	(3.8)	2,511	7.0	421	6.5	134	1.1
Total income tax (expenses)/benefits	—	—	(293)	(4.1)	2,504	7.0	421	6.5	(799)	(6.4)
Income (loss) before share of profit in equity investments	(888)	(710.4)	1,269	18.1	21,081	58.6	3,611	55.4	5,153	41.6
Share of profit in equity investments	—	—	49	0.7	494	1.4	17	0.3	3,977	32.1

Net income (loss)	(888)	(710.4)	1,318	18.8	21,574	60.0	3,628	55.7	9,130	73.6

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(210)	(3.0)	(469)	(1.3)	(117)	(1.8)	(120)	(1.0)
Net income (loss) attributable to holders of ordinary shares	$(888)	(710.4)	$1,108	15.8	$21,105	58.7	$3,511	53.9	$(9,010)	(72.7)

Reportable Segments

For 2008, 2009 and 2010, we had two reportable segments: (i) online business and (ii) offline business. Our online business generated 100% of our net revenues in 2008. Segment revenues from the online business segment and our offline business segment accounted for 97.3% and 2.7%, respectively, in 2009, 93.6% and 6.4%, respectively, in 2010. The online business segment comprises primarily the operation of the virtual worlds offered through our online virtual community. In 2010, the offline business segment comprised primarily the licensing of our franchises to book publishers and makers of consumer products targeting children. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross profit margin by segment for the periods indicated.

	For the Years Ended December 31,									For the Three Months Ended March 31,
	2008			2009			2010			2011
	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin
	US$	US$	%	US$	US$	%	US$	US$	%	US$	US$	%
										(unaudited)
	(in thousands, except percentages)
Reportable Segments:
Online business	125	10	8.0	6,877	4,964	72.2	33,683	28,517	84.7	11,776	10,108	85.8
Offline business	—	—	—	189	99	52.4	2,290	1,605	70.1	623	336	53.9

Total	125	10	8.0	7,066	5,063	71.7	35,973	30,122	83.7	12,399	10,444	84.2

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Net Revenues. Our total net revenues for the three months ended March 31, 2011 were US$12.4 million, compared to US$6.5 million for the three months ended March 31, 2010, primarily due to growth of our online business.

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Our total net revenues generated from our online business for the three months ended March 31, 2011 were US$11.8 million, compared to US$6.1 million for the three months ended March 31, 2010. This increase in our total revenues from our online business was primarily due to the continued success of Seer and the commercial launch of Gong Fu Pai and Flower Fairy in the second half of 2010. ARPU for the three months ended March 31, 2011 increased to US$4.6 from US$2.3 for the three months ended March 31, 2010.

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Our total net revenues generated from our offline business for the three months ended March 31, 2011 were US$0.6 million, compared to US$0.4 million for the three months ended March 31, 2010. This increase in our total revenues from our offline business was primarily due to increases in revenues generated from book licensing and merchandise licensing.

Gross Profit. Our gross profit for the three months ended March 31, 2011 was US$10.4 million, compared to US$5.5 million for the three months ended March 31, 2010. Our gross margin increased slightly to 84.2% in the three months ended March 31, 2011 from 84.0% in the three months ended March 31, 2010.

Income from Operations. Our income from operations for the three months ended March 31, 2011 was US$5.8 million, compared to US$3.2 million for the three months ended March 31, 2010. Our operating expenses increased in the first quarter of 2011 due to higher payroll expenses, office rent, lease expenses, marketing costs, share-based compensation expenses and professional expenses. The increase in our income from operations was primarily due to the expansion of our business.

Net Income. As a result of the above items, and a significant increase in share of profit in equity investment due to the US$3.7 million gain from our disposal of a 10.5% equity interest in Elyn Corporation in February 2011, our net income for the three months ended March 31, 2011 was US$9.1 million, compared to US$3.6 million for the three months ended March 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased significantly from US$7.1 million in 2009 to US$36.0 million in 2010. This increase was primarily due to a substantial increase in our revenues from our online business, and to a lesser extent, the growth of our offline business.

Online Business. Net revenues generated from our operations of online virtual worlds increased significantly from US$6.9 million in 2009 to US$33.7 million in 2010. This increase was primarily due to substantial growth in our revenues from Seer, which was commercially launched in September 2009, the revenue contribution from Gong Fu Pai, which was commercially launched in September 2010, and increased revenues from Mole’s World. As our virtual worlds gained traction with users and we added more virtual items in our virtual worlds, our ability to monetize our user base also improved. The number of active paying accounts increased from 0.4 million and 1.8 million in the three months ended March 31, 2009 and December 31, 2009, respectively, to 3.0 million and 2.4 million in the three months ended March 31, 2010 and December 31, 2010, respectively, and our ARPU increased from approximately US$1.3 and US$1.9 to US$2.3 and US$3.9 in the same periods, mainly as a result of increased virtual item sales. The price we charged for our 30-day subscription of premium features and virtual items did not change between these two periods.

Offline Business. Net revenues generated from our offline business, which we started in the second half of 2009, increased to US$2.3 million in 2010 from approximately US$0.2 million in 2009. This increase was primarily due to revenues generated from our merchandise licensing, royalty we received from publishers of children’s books, additional licensing arrangements with consumer product makers we entered into, and our book trading. We also generated a small amount of revenues in 2009 from sales of toys.

Cost of Services. Our cost of services increased significantly from US$2.0 million in 2009 to US$5.9 million in 2010, primarily due to the expansion of our operations.

Online Business. Cost of services relating to our online business increased by 170.0% to US$5.2 million in 2010 from US$1.9 million in 2009. This increase was primarily due to a substantial increase in our bandwidth leasing and server hosting fees, particularly in connection with our three newly launched virtual worlds, as well as an increase in our salaries and benefits payment to the newly hired employees for our online business. In 2009, bandwidth leasing and server hosting fees amounted to US$1.2 million, compared to US$2.8 million in 2010. In 2009, our salaries and benefits payment amounted to US$0.4 million, compared to US$0.9 million in 2010.

Offline Business. Cost of services relating to our offline business increased substantially to US$0.7 million in 2010 from approximately US$0.1 million in 2009. This increase was primarily due to increases in merchandise costs, as well as increases in our salaries and benefits payment to the newly-hired employees for our offline business.

Gross Profit. As a result of the foregoing, our gross profit increased substantially to US$30.1 million in 2010 from US$5.1 million in 2009, and our gross margin increased to 83.7% in 2010 from 71.7% in 2009, as the growth in our revenues outpaced the growth in our cost of services.

Operating Expenses. Our operating expenses increased by 233.6%, or US$8.2 million, to US$11.7 million in 2010 from US$3.5 million in 2009. The increase in our operating expenses was primarily due to increases in product development expenses and general and administrative expenses, and to a lesser extent, increases in sales and marketing expenses.

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Product Development Expenses. Our product development expenses increased by 222.0% from US$1.4 million in 2009 to US$4.6 million in 2010. The increase was primarily attributable to an increase in salary and benefits expenses from US$1.3 million in 2009 to US$3.6 million in 2010, as we hired additional software engineers, development staff, creative technicians including writers, virtual world architects, and graphic artists. The number of our product development staff increased from 138 as of December 31, 2009 to 262 as of December 31, 2010.

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Sales and Marketing Expenses. Our sales and marketing expenses increased by 75.8% from US$0.9 million in 2009 to US$1.6 million in 2010. The increase was primarily attributable to our introduction of more advertising and promotional activities, particularly advertising payments to online game sites to promote our three new virtual worlds and our increased participation in trade shows and other exhibitions. Our expenses of advertising and promotional activities increased from approximately US$0.8 million in 2009 to US$1.2 million in 2010. There was also an increase in salary and benefits expenses for our sales and marketing staff from US$0.06 million in 2009 to US$0.2 million in 2010.

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General and Administrative Expenses. Our general and administrative expenses increased by 393.5% from US$1.2 million in 2009 to US$5.7 million in 2010. The increase was primarily due to a business tax of US$2.1 million charged for service fees paid by Shanghai Taomee to Shanghai Shengran in 2010. The increase was also due to an increase in salary and benefits expenses for administrative personnel from US$0.3 million in 2009 to US$1.5 million in 2010, as we hired additional general and administrative personnel, the number of which increased from 9 as of December 31, 2009 to 37 as of December 31, 2010.

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Other Operating Income. We had other operating income of US$0.3 million in 2010 as we received government subsidies in the fourth quarter of 2010 and recognized a small amount of other operating income as a result of the expiration of prepaid cards.

Income Tax Benefit/(Expense). We had income tax benefit of US$2.5 million in 2010, compared to an income tax expense of approximately US$0.3 million in 2009, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee in 2010. Shanghai Shengran obtained a software enterprise certificate in 2010 and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. Shanghai Taomee obtained a software enterprise certificate in 2009 and is entitled to corporate income tax exemption in 2009 and 2010 and 50% tax reduction in the following three years from 2011 to 2013. Shanghai Taomee’s tax holiday period was approved by relevant tax authorities in May 2010. Our effective tax rate was 18.2% in 2009 and negative 13.1% in 2010.

Interest Income, Net. Our net interest income increased to approximately US$0.2 million in 2010 from approximately US$7,000 in 2009 as a result of higher interest income from our demand deposit as our cash balance increased and as we enjoyed more favorable deposit interest rate.

Other Income (Expenses), Net. Our net expenses increased to US$0.1 million in 2010 from approximately US$10,000 in 2009 primarily due to more donations we made in 2010.

Share of Profit/Loss in Equity Investments. In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting. Our share of profit in the equity investments was US$0.05 million in 2009, compared to US$0.5 million in 2010.

In October 2010, we obtained a minority interest in Shenzhen Ruigao. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. Our share of loss in the equity investments in Shenzhen Ruigao was US$0.05 million in 2010.

Net Income. As a result of the foregoing, our net income increased significantly from US$1.3 million in 2009 to US$21.6 million in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Our total net revenues increased significantly from US$0.1 million in 2008 to US$7.1 million in 2009, primarily due to a substantial increase in our revenues from our online business and, to a lesser extent, due to the introduction of offline business.

Online Business. Net revenues generated from our online business increased substantially from US$0.1 million in 2008 to US$6.9 million in 2009. This increase was due to increases in net revenues from our operations of Seer, a virtual world commercially launched in September 2009 and the growing popularity of Mole’s World, which not only generated full-year net revenues in 2009 following its commercial launch in September 2008, but also gained more active paying accounts from 2008 to 2009. As our virtual worlds gained traction with users and we added more virtual items in our virtual worlds, our ability to monetize our user base also improved. The number of active paying accounts ranged from 0.1 million in three months ended December 31, 2008 to 1.8 million in the three months ended December 31, 2009, and our ARPU ranged from approximately US$1.2 in the three months ended December 31, 2008 to US$1.9 in the same period in 2009, mainly as a result of growing number of subscription fees from our new virtual worlds and increased virtual item sales. The price we charged for our 30-day subscription of premium features and virtual items did not change between these two periods.

In 2009, we generated a small amount of revenues from royalties for licensing our virtual worlds to a licensee in Taiwan. After we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd. in December 2009, we accounted for income from the licensing arrangement in Taiwan as share of profit in equity investment.

Offline Business. Net revenues generated from our offline business totaled US$0.2 million in 2009, mainly due to our merchandise licensing and royalty fees from the publication of children’s books. We were in the process of developing offline business in 2008 and did not generate any revenues from offline business in 2008.

Cost of Services. Our cost of services increased significantly from US$0.1 million in 2008 to US$2.0 million in 2009, primarily due to the expansion of our operations.

Online Business. In 2009, we incurred higher server cost and bandwidth leasing costs of approximately US$1.2 million as we expanded our hardware infrastructure in connection with the launch of two virtual worlds in 2009, compared to US$0.1 million in 2008. We also had higher salaries and benefits costs associated with new staff for the operations of our online business.

Offline Business. In 2009, we incurred approximately US$0.09 million in salary and benefits expenses and merchandise cost for our offline business. We did not engage in offline business in 2008 and did not incur any cost of services for offline business in 2008.

Gross Profit. As a result of the foregoing, our gross profit increased to US$5.1 million 2009 from approximately US$0.01 million in 2008, and our gross margin increased to 71.7% in 2009 from 8.0% in 2008 as our revenue growth outpaced the growth of our cost of services.

Operating Expenses. Our operating expenses increased by 286.9%, or US$2.6 million, to US$3.5 million in 2009 from US$0.9 million in 2008. The increase in our operating expenses was primarily due to increases in product development expenses and general and administrative expenses, and to a lesser extent, increases in sales and marketing expenses.

•

Product Development Expenses. Our product development expenses increased by 359.9% from US$0.3 million in 2008 to US$1.4 million in 2009. The increase was primarily attributable to an increase in salary and benefits expenses for our product development staff from US$0.3 million in 2008 to US$1.3 million in 2009 as we hired additional developers and engineers. Our product development staff increased from 43 as of December 31, 2008 to 138 as of December 31, 2009.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased by 388.0% from US$0.2 million in 2008 to US$0.9 million in 2009. The increase was primarily attributable to our introduction of more advertising and promotional activities, particularly advertising on search engines and online casual game sites to promote our newly launched virtual worlds in 2009. Our expenses of advertising and promotional activities increased from US$0.1 million in 2008 to US$0.8 million in 2009.

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General and Administrative Expenses. Our general and administrative expenses increased by 185.3% from US$0.4 million in 2008 to US$1.2 million in 2009. The increase was primarily due to an increase in salary and benefits expenses for administrative personnel from US$0.1 million in 2008 to approximately US$0.3 million in 2009, as we hired additional general and administrative personnel. We also incurred higher rental expenses in 2009 as we expanded our office space.

Income Tax Expenses. Our income tax expenses totaled approximately US$0.3 million in 2009, primarily due to the increase in our income before taxes. We did not have any income tax expense in 2008, as we did not have any taxable income. Our effective tax rate was 18.2% in 2009.

Interest Income, Net. Our net interest income increased to approximately US$7,000 in 2009 from approximately US$4,000 in 2008 as a result of higher interest income from our demand deposit as our cash balance increased.

Other Income (Expenses), Net. Our net expenses amounted to approximately US$10,000 in 2009, compared to a net income of approximately US$2,000 in 2008, primarily due to more donations we made in 2009.

Share of Profit in Equity Investment. In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting. Our share of profit from our equity investment in Elyn Corporation amounted to approximately US$0.05 million in 2009.

Net (Loss) Income. As a result of the foregoing, we had net loss of US$0.9 million in 2008, compared to a net income of US$1.3 million in 2009.

Unaudited Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the nine quarters in the period from January 1, 2009 to March 31, 2011. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our limited operating history makes it difficult to predict future operating results. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods. Please refer to “Risk Factors—Risks Related to Our Business—Our operating results fluctuate from period to period, making them difficult to predict and may not be indicative of future performance” “—Descriptions of Certain Statement of Operations Items” and other information included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	For the Three Months Ended
	2009				2010				2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	(in US$ thousands)
Net revenues:
Online business	564	1,389	1,818	3,106	6,116	9,022	9,700	8,845	11,776
Offline business	18	22	63	86	396	568	554	772	623

Total net revenues	582	1,411	1,881	3,192	6,512	9,590	10,254	9,617	12,399
Cost of services:
Online business	(177)	(346)	(509)	(881)	(995)	(1,326)	(1,397)	(1,448)	(1,668)
Offline business	(7)	(11)	(40)	(32)	(47)	(88)	(152)	(398)	(288)

Gross profit	398	1,054	1,332	2,279	5,470	8,176	8,705	7,771	10,444
Operating expenses:
Product development expenses	(218)	(266)	(401)	(559)	(759)	(1,135)	(1,390)	(1,365)	(2,092)
Sales and marketing expenses	(18)	(74)	(499)	(302)	(275)	(264)	(454)	(577)	(1,035)
General and administration expenses	(173)	(294)	(318)	(376)	(1,256)	(1,809)	(1,408)	(1,256)	(1,649)
Other operating income	—	—	—	—	—	—	—	278	174

Total operating expenses	(409)	(634)	(1,218)	(1,237)	(2,290)	(3,208)	(3,252)	(2,920)	(4,602)
Income (loss) from operations	(11)	420	114	1,042	3,180	4,968	5,453	4,851	5,842
Interest income, net	—	1	3	3	10	52	88	90	105
Other (expenses) income, net	(7)	—	(1)	(2)	—	(99)	(12)	(4)	5
Income (loss) before income taxes and share of income in equity investments	(18)	421	116	1,043	3,190	4,921	5,529	4,937	5,952
Income tax (expenses)/benefit
Current	—	—	—	(22)	—	—	—	(7)	(933)
Deferred	3	(74)	(20)	(180)	421	666	755	669	134
Total income tax (expenses)/benefit	3	(74)	(20)	(202)	421	666	755	662	(799)
Income (loss) before share of profit in equity investments	(15)	347	96	841	3,611	5,587	6,284	5,599	5,153
Share of profit in equity investments	—	—	—	49	17	152	218	107	3,977

Net income (loss)	(15)	347	96	890	3,628	5,739	6,502	5,706	9,130

Our net revenues increased rapidly in the seven-quarter period from January 1, 2009 to September 30, 2010. Our net revenue decreased slightly in the fourth quarter of 2010, as compared to the third quarter of 2010, as a result of a decrease in net revenues from our online business, primarily due to (i) increased competition as more competitors entered into the market of online virtual communities for children in the second half of 2010. In particular, Tencent offered Roco Kingdom, a virtual world similar to Mole’s World and Seer, for free between July 15, 2010 and January 8, 2011; and (ii) seasonality factor as there were generally fewer active users in the fourth quarter due to the lack of school vacations, see “—Descriptions of Certain Statement of Operations Items—Net revenues—Online Business.” In the first quarter of 2011, increases in our total revenues from our online business was primarily due to the continued success of Seer, the growing popularity of Gong Fu Pai and a third-party online casual game we operate on our platform, increases in ARPU, and seasonality factors. Apart from the decrease in the fourth quarter of 2010, our net revenues in the nine-quarter period from online business generally increased as we acquired more paying accounts for Mole’s World and Seer, our flagship virtual worlds, as well as other virtual worlds following their respective commercial launch.

Over the nine-quarter period, our ARPU gradually increased from approximately US$1.3 in the first quarter of 2009 to US$4.6 in the first quarter of 2011 as our virtual worlds attracted a group of core active paying users and virtual item sales increased.

Our net revenues from offline business generally increased as we generated more merchandise, book licensing fees and book trading income. Our cost of services increased from quarter to quarter, which was in line with the general trend of increases in our net revenues, as we incurred higher bandwidth leasing costs and server hosting fees associated with expansion of user base of our virtual worlds and the introduction of additional virtual worlds. We also incurred higher compensation expenses for operations personnel as we hired additional staff.

Our product development expenses generally increased from quarter to quarter over the nine-quarter period primarily due to higher compensation expenses as we hired more product development personnel, with the exception of the fourth quarter of 2010, when our product development expenses decreased slightly. We began to incur sales and marketing expenses starting from the third quarter of 2009 as we launched advertising campaigns and increased marketing activities to promote Mole’s World and Seer. Our general and administrative expenses generally increased from quarter to quarter over the eight-quarter period, as we hired more administrative personnel, incurred more professional fees and higher depreciation and amortization expenses in association with office equipment. The increase in general and administrative expenses in 2010 was also due to a business tax of US$2.1 million charged for service fees accrued by Shanghai Taomee to Shanghai Shengran in 2010.

We expect our total net revenues for the second quarter of 2011 to decrease as compared to the first quarter of 2011 primarily due to the seasonality effect. We also expect to incur higher operating expenses for the second quarter of 2011, primarily due to expansion of our business as well as the accrual of additional expenses as a public company. As a result of the aforementioned factors and our US$3.7 million gain recorded for the first quarter of 2011 from disposal of an equity interest in Elyn Corporation in February 2011, we expect that our net income for the second quarter of 2011 will decrease significantly as compared to the first quarter of 2011.

In the future, our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during school holidays or vacation periods, when children have more time to participate in our virtual worlds, particularly during winter and summer vacations, which usually fall in the first and third quarters of each calendar year. For instance, on average, school children in key provinces and municipalities in China had 43 non-school days in the first quarter of 2010, 27 in the second quarter, 60 in the third quarter and 27 in the fourth quarter. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world. Accordingly, our cost of services, mainly consisting of bandwidth leasing and server hosting fees, may also rise during the holiday periods. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China, changes in the competitive landscape, and the impact of unforeseen events, such as unexpected natural disasters or changes in industry policies from local and central governments.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
	(US$ in thousands)
Net cash provided by (used in) operating activities	(866)	6,790	37,012	8,685	10,323
Net cash provided by (used in) investing activities	1	(959)	(3,777)	(407)	3,152
Net cash provided by (used in) financing activities	500	4,655	(1,464)	—	(2,680)
Effect of exchange rate changes	49	1	481	1	219
Net increase (decrease) in cash and cash equivalents	(316)	10,487	32,252	8,278	11,014
Cash and cash equivalents, beginning of the period	664	348	10,835	10,835	43,087

Cash and cash equivalents, end of the period	348	10,835	43,087	19,113	54,101

To date, we have financed our operations primarily through cash from operations and the issuance of Series A preferred shares. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2008, 2009 and 2010 and as of March 31, 2011. Our cash position improved from 2008 to 2010 primarily as a result of the expansion in our operations. We collect net sales proceeds in cash from the sales of physical prepaid cards to our distributors, which have grown substantially from 2008 to 2010 and the first quarter of 2011.

In November 2010, we declared a cash dividend of US$10.0 million to be paid out of our current cash reserves to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011, and plan to pay the rest in the second half of 2011. The ordinary shareholder will receive approximately US$0.0174 per share and each Series A preferred shareholder will participate in the dividend distribution on an as-converted basis.

We are a holding company, and we rely principally on dividends and other distributions from our subsidiary in China for our cash requirements. We receive economic benefits generated from our significant VIE, Shanghai Taomee, through various contractual arrangements entered into by Shanghai Shengran, our PRC subsidiary, with Shanghai Taomee. Such contractual arrangements include business operation agreement, commercial cooperation agreement and equity interest pledge agreement with Shanghai Taomee. Under these contractual arrangements, Shanghai Taomee will pay to Shanghai Shengran its earnings in RMB in the form of services fees. Our PRC subsidiary will pay its RMB earnings to our offshore intermediate holding company in U.S. dollars, primarily through dividends. Under China’s existing foreign exchange regulations, our PRC subsidiary is able to make payments of current accounts, like dividends to its offshore holding companies, in foreign currencies, without prior approval from the SAFE, after complying with certain procedural requirements. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” and “Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.”

In addition, current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiary and VIEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The registered capital of Shanghai Taomee and Shanghai Shengran are RMB10 million and US$2.5 million, respectively. As of the date of this prospectus, Shanghai Taomee and Shanghai Shengran have made allocations to the statutory reserve fund in compliance with the applicable PRC laws and regulations. After each of Shanghai Taomee and Shanghai Shengran makes allocations for the year ended December 31, 2010, which usually takes place after the accounts close for each calendar year, each company’s statutory reserves are expected to reach 50% of its registered capital, the maximum amount required under the PRC regulations. These reserves are not distributable as cash dividends.

We determine the amount of statutory reserves to be set aside each year in accordance with PRC regulations based the amount of accumulated profits of our subsidiary and VIEs in China as determined under PRC GAAP. The differences in the amount of accumulated profits under PRC GAAP and the amount of retained earnings in our financial statements, prepared and presented in accordance with U.S. GAAP, relate to the different methods of revenue recognition and accounting for share-based compensation under PRC GAAP and U.S. GAAP. After 2010, such differences between PRC GAAP and U.S. GAAP will no longer be relevant as we do not expect our PRC VIEs and subsidiary to set aside additional amounts as statutory reserves after reaching the maximum amounts required by the relevant PRC laws.

We believe that our current levels of cash balances after dividend distribution and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months, assuming we receive no proceeds from this offering. We will use the net proceeds from this offering to expand our business operations as disclosed under “Use of Proceeds.” In addition, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperation or other similar actions.

Operating Activities

Our net cash provided by operating activities in the first quarter of 2011 was approximately US$10.3 million. This is based on our net income of US$9.1 million in the first quarter of 2011, positively adjusted by an approximately US$2.9 million increase in deferred revenues and a US$2.4 million increase in advance from customers as our online business segment grew. This was partly offset by a US$1.4 million increase in accrued expenses and other current liabilities such as accruals for wages and bonuses as well as fees for professional services.

Our net cash provided by operating activities in 2010 was approximately US$37.0 million. This is based on our net income of US$21.6 million in 2010, positively adjusted by an approximately US$8.9 million increase in deferred revenues and a US$5.2 million increase in advance from customers as our online business segment grew rapidly from 2009 to 2010. This was partly offset by a US$3.7 million increase in accrued expenses and other current liabilities such as accruals for wages and bonuses as well as fees for professional services and a US$2.7 million adjustment to decrease net income due to changes in trade receivables, prepaid and other current assets and deferred income taxes, and other assets. The changes in prepaid and other current assets were due to increases in prepaid lease expenses, prepaid advertising expenses and advances to our employees for business purposes. The changes in other assets were due to an increase in lease deposit.

Our net cash provided by operating activities in 2009 was approximately US$6.8 million. This is based on our net income of US$1.3 million in 2009, positively adjusted by an approximately US$3.4 million increase in advance from customers and a US$1.9 million increase in deferred revenues as our online business segment grew rapidly from December 31, 2008 to December 31, 2009, and a US$0.8 million increase in accrued expenses and other current liabilities and US$0.3 million in deferred income taxes. This was partly offset by a US$0.7 million decrease in accounts receivables and an adjustment to decrease net income by US$0.5 million due to changes in prepaid and other current assets. The changes in prepaid and other current assets were due to increases in prepaid lease expenses and advances to our employees for business purposes.

Our net cash used in operating activities in 2008 was approximately US$0.9 million. We incurred a net loss of US$0.9 million in 2008, which was further adjusted by an adjustment to decrease net income due to changes in prepaid and other current assets of approximately US$0.2 million and a decrease in accounts receivable of approximately US$0.1 million. The changes in prepaid and other current assets were due to increases in advances to our employees for business purposes. The decrease was partly offset by an approximately US$0.2 million increase in accrued expenses and other current liabilities, an approximately US$0.05 million increase in advance from customers and a US$0.05 million increase in deferred revenues, as a result of our launch of prepaid cards.

Investing Activities

Our net cash provided by investing activities in the first quarter of 2011 was approximately US$3.2 million, primarily as a result of our disposal of a 10.5% equity interest in Elyn Corporation in February 2011, and partly offset by purchase of property and equipments and investment in an equity investee.

Our net cash used in investing activities was US$3.8 million in 2010, of which US$3.0 million was used to purchase property and equipment, and the rest was used to make loans to related parties and for an investment in the equity interest of Shenzhen Ruigao.

Net cash used in investing activities was approximately US$1.0 million in 2009, for purchase of property and equipment, which comprised computer hardware and equipment and purchase of a domain name as an intangible asset.

Net cash provided by investing activities was US$1,380 in 2008. We received approximately US$0.3 million loan repayment from a related party, which was partly offset by approximately US$0.3 million in purchase of property and equipment.

Financing Activities

Our net cash used in financing activities in the first quarter of 2011 was approximately US$2.7 million, most of which was used to pay a cash dividend declared in November 2010 and the rest were used to pay expenses related to this offering.

Our net cash used in financing activities was US$1.5 million in 2010, of which US$1.05 million was used to pay a cash dividend declared in November 2010 and the rest was used to pay expenses related to this offering.

Net cash provided by financing activities totaled approximately US$4.7 million in 2009 resulting from the proceeds of US$5.0 million received from the issuance of Series A redeemable convertible preferred shares and proceeds of US$0.4 million received from related party borrowings from Mr. Jason Liqing Zeng, our chairman, which was offset by repayment of related party borrowings to Mr. Zeng, purchase of ordinary shares and cost paid in connection with the issuance of Series A redeemable convertible preferred shares.

Net cash provided by financing activities was US$0.5 million in 2008, all of which was proceeds from related party borrowings from Mr. Zeng.

Capital Expenditures

We had capital expenditures of US$0.3 million, US$1.0 million, US$3.0 million and US$0.2 million for 2008, 2009, 2010 and the first quarter of 2011, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware and equipment, and (ii) leasehold improvements and purchase of office furniture and equipment. Actual future capital expenditures may differ from the amounts indicated above.

Contractual Obligations

The following table sets forth our operating lease obligations as of December 31, 2010:

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years	Total
	(US$ in thousands)
Operating lease obligations	2,520	1,050	—	—	3,570

Total	2,520	1,050	—	—	3,570

Our operating lease obligations related to lease agreements for our corporate offices and Internet data centers.

In September 2010, we entered into an agreement with a third party to jointly invest in the production and distribution of an animation film. Both parties agreed to invest a total of RMB12 million (US$1.8 million) in the production and distribution costs under the agreement, of which we agreed to contribute RMB4.8 million (US$0.7 million) and the third party agreed to contribute RMB7.2 million (US$1.1 million) on installments. As of December 31, 2010, Shanghai Taomee had made contribution of RMB1.2 million (US$0.2 million) in total and will pay the remaining RMB3.6 million (US$0.5 million) in 2011.

Other than the obligations set forth above, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of December 31, 2010.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included approximately US$1.0 million as of December 31, 2010. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from this offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from this offering or other financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2010 and March 31, 2011, we had U.S. dollar-denominated cash balances of US$1.0 million and US$2.2 million, respectively. Assuming we had converted the US$1.0 million into the Renminbi at the exchange rate of US$1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB6.6 million and RMB14.5 million, respectively. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB6.3 million as of December 31, 2010 and RMB13.8 million as of March 31, 2011.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased 3.3% in 2010. If inflation rises, it may materially and adversely affect our business.

Credit Risk

As of December 31, 2008, 2009, 2010 and the first quarter of 2011, substantially all of our cash and cash equivalents were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Due to the limited availability of online payment systems in China and the limited access children have to online payment channels, users pay for our online business primarily through purchase of our prepaid cards, which distributed through a network of third-party distributors. In 2009, a majority of our prepaid cards were sold through Guangzhou New Fanlian Digital Technology Co., Ltd., our then national distributor. In 2010, we diversified our distributor network and our top three distributors contributed to 25.9%, 9.2% and 9.1% of the sales of our prepaid cards in 2010 and 9.8%, 8.8% and 8.2% in the first quarter of 2011. Prior to entering into contracts, we make a credit assessment of our distributors to assess the collectability of the contracts. We collect payment from distributors upon delivery of the prepaid cards, which helps reduce our accounts receivable. We have not experienced any significant bad debts with respect to our accounts receivable, and made no allowance for doubtful accounts in 2008, 2009, 2010 and the first quarter of 2011.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements.” The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009 the adoption of which did not have a material impact on our financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not expect the adoption of the Level 3 guidance of this ASU to have a significant impact on our consolidated combined financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this ASU will have a significant impact on our consolidated combined financial statements.

OUR INDUSTRY

Overview of the Children’s Entertainment and Product Market in China

China’s economy has expanded rapidly since the 1980s. According to the National Bureau of Statistics of China, China’s nominal gross domestic product, or GDP, grew from approximately RMB9.9 trillion (US$1.5 trillion) in 2000 to approximately RMB34.1 trillion (US$5.2 trillion) in 2009, at a compound annual growth rate, or CAGR, of approximately 14.7%. Nominal GDP per capita grew at a CAGR of approximately 14.0%, from approximately RMB7,858 (US$1,200) in 2000 to approximately RMB25,575 (US$3,906) in 2009.

Industrialization has accelerated urbanization as rural populations have migrated to urban areas. Urban populations accounted for approximately 36.2% of the total population in 2000, compared to 46.6% in 2009, according to the National Bureau of Statistics of China. With the rapid growth of the Chinese economy, income levels of urban households have increased and living standards have improved. According to the National Bureau of Statistics of China, the annual per capita disposable income of urban households in China increased at a CAGR of approximately 11.8% from approximately RMB6,280 (US$959) in 2000 to approximately RMB17,175 (US$2,623) in 2009.

According to Euromonitor, China had 175 million children between the ages of five and 15 in 2009, compared to 44.5 million in the U.S. in that age group. With rapid economic development and sustained growth of annual per capita disposable income of urban Chinese households, the market for children’s entertainment and products in China has enjoyed strong growth.

Partially due to China’s “one-child policy,” which has been more effectively implemented in cities as compared to rural areas, many urban households in China are willing to spend a significant proportion of income on the only child in the family. The annual expenditure on children’s products per urban household in China increased from approximately RMB2,359 in 2005 to RMB4,509 (US$689) in 2009, according to a report dated September 2010 from Frost & Sullivan, or the Frost & Sullivan Report. According to the Frost & Sullivan Report, the annual expenditure on children’s products per household is expected to increase from a forecasted RMB5,096 (US$778) in 2010 to RMB7,915 (US$1,209) in 2013.

Growth of the Children’s Entertainment and Media Market in China

The children’s entertainment and media market mainly consists of print media, television, films and online entertainment specifically geared toward children. The market has experienced significant expansion in China in recent years. As an example, the market for animation, one of the main forms of children’s entertainment, has witnessed significant growth over the past decade in China. According to a report dated July 2010 from Entgroup, an independent market research firm focusing on the entertainment industry in China, the total length of animation series produced in China was 171,816 minutes in 2009, compared to 4,689 minutes in 2000. The children’s entertainment and media market is expected to enjoy further growth as the Chinese economy expands. Entgroup estimated that the total market size for animation products in China, including animation books, magazines, video and audio products, would increase from RMB730 million (US$111 million) in 2009 to RMB850 million (US$130 million) in 2012.

Recently enacted regulations and policy directives in China provide strong policy incentives that encourage the development of children’s media content in China. In 2004, the State Administration of Radio, Film and Television, or SARFT, issued a policy directive which required that at least 60% of animations broadcast on television channels in China be domestically developed. In 2006, SARFT prohibited the broadcasting of foreign animation content on all television channels between the hours of 17:00 to 20:00. In 2006, 2008 and 2009, the Chinese government, led by the Ministry of Finance, issued a series of policy directives encouraging home-grown animation industries, including online and mobile animations, animated films and television programs and cartoon books. These policy directives included proposals for favorable tax policies and other government support.

Growth of the Children’s Product Market in China

Children’s products are consumer products designed or intended primarily for children. The children’s product market in China has expanded substantially in the past few years from RMB74.0 billion in 2005 to RMB165.3 billion (US$25.2 billion) in 2009, representing a CAGR of 22.3% according to the Frost & Sullivan Report. In particular, the market for children’s products grew more than 20% each year from 2006 to 2009. The market for children’s products is projected by the Frost & Sullivan Report to grow to RMB311.1 billion (US$47.5 billion) in 2013, almost doubling the size of the market in 2009, representing a CAGR of 17.1% from 2009 to 2013.

Overview of the Children’s Online Entertainment Market in China

Compared to film, television and print media, which have established content production and dissemination channels, the Internet is a relatively new form of media with heavy user participation and rapid growth since its introduction in China. The Internet provides content producers with a broader channel through which to reach users rapidly.

Since China’s first online entertainment community dedicated for children was launched in 2008, the children’s online entertainment industry in China has experienced rapid growth. Virtual worlds with different themes appealing to different segments of user groups have been launched and many iconic characters from these virtual worlds have become highly popular among children in China. The growth of the online entertainment market for children in China is a function of the growth of Internet use and the increase in spending on children’s entertainment and media.

The market for children’s online entertainment in China is characterized by:

•

Large market size. China has 175 million children between the ages of five and 15, and, among them, 89.6 million are Internet users. Children represent 21.3% of the total Internet users in China and had an Internet penetration rate of 51.2%. This is compared to the 31.8% Internet penetration rate for the overall population in China, according to the iResearch Report. The total number of registered accounts and active accounts for children’s online entertainment industry reached 320 million and 58 million, respectively, in 2010.

•

High acceptance rate. The Internet has gained wide popularity as a media and entertainment form for children in China, with 67.7% of the Internet users between five and 15 choosing the Internet as their favorite media form, compared to just 18.9% choosing television, according to the iResearch Report. Many children in China use the Internet on a regular basis. Of Internet users between five and 15, 40.8% log onto the Internet two to three times a week, and 70.5% of these users spend more than one hour online each time, according to the iResearch Report.

•

Dominance of virtual world participation. An estimated 75.4 million, or 84.2% of all Internet users between five and 15, cited participating in virtual worlds and playing other forms of online games as their main reasons for using the Internet, followed by watching animation, films and downloading music, according to the iResearch Report. Children’s online virtual worlds are specifically designed for younger users and enable children to safely interact with each other on the Internet in a community setting.

•

Geographic stratification. Children living in large developed urban centers such as Shanghai, Beijing, and Guangzhou are much more likely to have access to the Internet compared to those in second and third-tier cities or rural areas.

•	Age and Gender variations. Of Internet users between the ages of five and 15, 82.4% are older than ten and 59.4% of these users are boys, according to the iResearch Report.

The children’s online entertainment industry in China has developed rapidly in recent years to seize the market demand for high quality children’s entertainment in China. The main industry participants, based on the popularity of the virtual worlds developed by them, are Taomee, which has 69% of the total market share by revenue, BaitianInfo Co., Ltd., the developer of Aobi Island, Zhejiang Bcast Educational Software Co., Ltd., the developer of Hezi World, and Tencent, the developer of Roco Kingdom, according to the iResearch Report.

Currently, market participants in the children’s online entertainment industry in China generate revenues primarily through membership subscription fees, virtual item sales, online advertisement and fees for providing access to third-party games, according to the iResearch Report. However, offline operations have increasingly attracted the attention of children’s online entertainment companies in China. Offline operations include product licensing arrangements and expansion into other media formats such as books, films and animation series, which currently accounts for under 20% of the total revenues generated by the children’s online entertainment industry in China, according to the iResearch Report.

The following factors have driven and will likely continue to drive the growth in the children’s online entertainment industry in China:

•

Macro-level factors. The trend and rate of economic growth, urbanization and discretionary spending on children’s entertainment, as well as demographic factors such as size of children’s population, gender distribution and online and offline entertainment habits of children, will continue to drive the market for children’s entertainment and media industry, including the children’s online entertainment industry.

•

Higher Internet penetration rate among children. The increasing availability of personal computers in Chinese households and the development of the Internet and increasing broadband penetration provide a solid base for the children’s online entertainment industry in China. The continuing development of Internet services, reduction in Internet access costs and lower computer prices are expected to further drive the increase in the number of children who use the Internet in China.

•

Increasing popularity of Internet content for children. As the Internet increasingly becomes a source of entertainment and media for children, the children’s online entertainment industry is expected to experience corresponding growth. The availability of attractive online entertainment content and the ability of online entertainment communities to offer safe and engaging experiences to children determine the level of participation by children and acceptance by parents.

•

Increasing government support for the animation industry. The children’s online entertainment industry in China has benefited and will continue to benefit from a regulatory environment that encourages production of domestic animation, including animations in online entertainment, see “Regulation—Policies to Foster Growth of Domestic Animation Industry.”

•

Growing market acceptance of purchasing virtual items. As the market acceptance of item-based revenue model continues to grow, sales of virtual items will drive the growth of revenues for online entertainment providers. Those that can best capitalize on the trend are developers that can effectively leverage their user base, content development capabilities and technologies to offer appealing virtual items at attractive price points.

•	Aggregation of content. The amount of high quality content and the variety of services offered to a community will affect the popularity of an online platform and the size of its user base.

•

Content development, branding and online-offline synergy. Media companies that can develop popular content internally, for both online and offline consumption, will have a clear competitive edge over companies which must license content externally. The online-offline synergy becomes more evident as branding becomes a central strategy for a market participant.

BUSINESS

Overview

We are one of the leading children’s entertainment and media companies in China. Our mission is to create exceptional entertainment experiences for children that are fun, safe and trusted by parents. We attribute our market leading position to our content development capabilities that leverage our innovative culture, experience in the children’s entertainment market in China, and knowledge of virtual worlds to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. In 2010, we ranked as the largest online entertainment community for children in China, measured by market share and active accounts, according to the iResearch Report. Our success online has translated into growing demand for our content in offline in print media, merchandising, television, film and live performances.

Our children’s online entertainment community is the largest such community in China where, in June 2010, an estimated 89.6 million children in the five to 15 age group used the Internet, primarily to visit virtual worlds and/or other entertainment communities for children, according to the iResearch Report. In the first quarter of 2011, we had approximately 27.3 million active accounts. Our online entertainment community, www.61.com, hosts four of the top six most visited virtual worlds by children in the five to 15 age group in China, according to the iResearch Report.

We have a proven track record in creating leading virtual worlds for children in China. The “Seer” and “Mole’s World” virtual worlds we developed ranked as the most and second most visited virtual worlds for children in China, respectively, according to the iResearch Report. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure.

We offer a wide range of children’s books and magazines, based on our franchises developed either by our staff writers or by partnering with authors and publishers. Two books based on our franchises were among the top five best-selling children’s books sold in 2010 according to a ranking compiled by Beijing OpenBook.

We also license our franchises to leading makers of consumer products for children in China, such as “Mengniu” in beverages and “Roly China” in apparel. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises.

We have expanded to film and television through the co-production of, or investments in, two animation series with over 100 planned episodes and two feature films, based on our “Mole’s World” and “Seer” franchises, which we expect to release in 2011. We also stage, with event organizers, carnivals and live performances featuring our franchises.

Our success is in part due to our efforts to reinforce parental trust by creating a safe and enjoyable entertainment environment with wholesome, age-appropriate content and standard-setting security safeguards. We believe we were the first children’s entertainment company in China to launch a separate online monitoring portal, “Taomee Mom,” which we believe increases online safety for children through parental engagement.

Our online business achieved significant scale through the strength of our robust technology platform and targeted distribution network. Our reliable and flexible proprietary technology platform, coupled with our experienced research team, allows us to quickly expand our user base, enhance the online experience of our users and shorten development cycles. Our distribution network of over 65,000 retail outlets were located near schools or other places frequented by target users in over 2,100 towns and cities across 31 provinces in China as of March 31, 2011.

We have achieved substantial growth since we launched our first virtual world, Mole’s World, in September 2008. Our net revenues grew from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in

2010, and amounted to US$12.4 million in the first quarter of 2011. For 2009 and 2010 and the first quarter of 2011, 97.3%, 93.6% and 95.0% of our net revenues, respectively, were generated primarily from subscription fees that allow users to access premium features and from sales of virtual items, and the remaining 2.7%, 6.4% and 5.0% of our net revenues, respectively, were generated primarily from royalties and license fees from our offline business. Our gross profit grew from US$0.01 million in 2008 to US$5.1 million in 2009 and US$30.1 million in 2010, and amounted to US$10.4 million in the first quarter of 2011. We incurred a net loss of US$0.9 million in 2008. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and amounted to US$9.1 million in the first quarter of 2011.

Our Strengths

We believe that the following competitive strengths contribute to our leading position in the children’s entertainment and media industry in China:

Largest Children’s Online Entertainment Community in China. We operate the largest children’s online entertainment community measured by percentage of visitors in the five to 15 age group in China, according to the iResearch Report. Our market share in the children’s online virtual community market in China reached 69% in 2010 in terms of revenues, according to the same report. We provide a fun and personalized experience in our virtual worlds where users can adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure, which enhances our user engagement.

With approximately 27.3 million active accounts in the first quarter of 2011, our online community has the largest user base in China. We believe our large and active user base will continue to attract more users to our community, as it amplifies the network effect through word of mouth, which, according to the iResearch Report, is the principal method for children in China to become aware of online communities. With a large and concentrated user base, we believe our community provides an ideal venue for cost-effectively marketing our online and offline products and services, such as books and television series. We believe it also provides an ideal vehicle for us to further aggregate virtual worlds, social network services and other content and services for children’s online entertainment, and solidify our market leadership in children’s entertainment.

We have been recognized by key government regulators in our sector. We won the distinction as an “Internet Culture Innovator” from the Ministry of Culture in 2010. In January 2011, Mole’s World became the first children’s virtual world to win the Government Award for Publication in China, one of the most prestigious awards in the Chinese publishing industry.

Proven Abilities in Creating Popular Content for Children Based on Innovative Culture. Our demonstrated abilities in developing content that appeals to children are evidenced by the popularity of our online communities and children’s books based on our franchises. Mole’s World and Seer were instant hits when they were commercially launched in September 2008 and 2009, respectively. Four of our virtual worlds ranked among the top six most visited online children’s entertainment communities in China, with Seer and Mole’s World, ranking first and second, according to the iResearch Report. Two books based on our franchises were among the top five best-selling children’s books in 2010 according to a ranking compiled by Beijing OpenBook in January 2011. More than one million children’s books based on our Mole’s World franchise were published in 2010. Our virtual worlds spawned a series of iconic, non-player characters, or NPCs, such as Princess Momo and Mechanic Xixi, that are widely recognized and popular among children in China and have become valuable franchises.

We believe our creative capabilities are grounded in our corporate culture and organizational structure that foster creativity, teamwork and operational excellence. We have a systematic and process-oriented approach to integrate teams of writers, virtual world architects, animation and graphic designers, and other creative talents. They collaborate to produce virtual worlds with thematic fantasy landscapes, iconic and enduring characters, vivid images, child-friendly languages and intriguing stories that resonate with children. In order to continue to create content popular with children, our dedicated product development and creative teams regularly conduct online and offline user surveys, and systematic market studies to determine user preferences and behaviors. We believe we are well equipped to create content for children which addresses market need and is franchisable across multiple media formats.

Strong Brand and Franchises that Offer Multiple Monetization Opportunities. We are the first company dedicated to serving the online entertainment needs of children in the five to 15 age group in China, according to the iResearch Report. The launch of our online entertainment community in 2008 addressed the hitherto underserved entertainment needs of children in China and provided a compelling alternative to traditional forms of children’s entertainment. This afforded us an early mover advantage and allowed us to achieve high brand recognition among our young users. Children discovered that they can express and entertain themselves and interact with other children within our child-friendly, safe community and share their experiences in our community with their friends and family. In that process, we managed to win their loyalty and generate strong youth identification with our brands, such as Taomee, www.61.com, and our franchises.

Our strong brands and franchises, as well as a large, expanding and loyal user base, allow us to introduce and offer a growing portfolio of products and services across multiple media formats. We monetize our online community primarily through subscription and virtual item sales, while we have extended our reach offline through licensing arrangements with, licensees who target the consumer goods markets for children in China. The carnivals we held with event organizers to generate publicity and increase user loyalty have also become a source of revenues for us. The books, films, TV animations, carnivals and consumer products children encounter on a daily basis bearing our brand and the images of our franchises in turn reinforce the level of recognition and extend the reach of our brand.

Trust Established Through Commitment to Online Safety. Our success is in part due to our efforts to reinforce parental trust by committing to create a safe and enjoyable entertainment environment with age-appropriate content and standard-setting security safeguards. We believe we were the first children’s entertainment company in China to launch a separate online monitoring portal, “Taomee Mom,” which we believe increases online safety for children through parental engagement. We also developed a proprietary children’s browser to provide wholesome and age-appropriate content. Recognizing the importance of protecting children’s privacy online, we also take extensive measures to safeguard our users’ identities, such as safety reminders, powerful content and language filters and staff monitoring of online chats. There is a daily server downtime between the hours of 00:00 and 06:00 to encourage children to form healthy Internet usage habits. These features have helped us in our effort to earn the trust of parents and regulators of virtual worlds in China. Through cooperation with the Children and Internet Laboratory at Fudan University’s Media Research Center, we developed the first set of guidelines in China for families that want to understand the influence of Internet use on children.

Robust, Scalable and Advanced Technology Platform. We have created a proprietary engine for powering our virtual worlds. Our scalable hardware infrastructure allows us to cost-effectively accommodate rapid growth in user base and traffic. The advanced modular architecture of our technology platform allows us to quickly update the content of our virtual worlds with new features, shorten development cycles and rapidly roll out new virtual worlds and other services. The layering of more advanced features and functionalities afford us opportunities to increase the monetization of our user base. Our reliable account and virtual currency management system and integrated prepaid card and online payment systems also allow us to analyze user spending patterns and quickly monetize any new virtual worlds and services. Our research and development team possesses extensive experience in Flash technologies and is credited with the creation of innovative and advanced features, such as the continuous side-scrolling action scenes that deliver a superior and highly engaging user experience and add monetization values. Our technology platform also features a scalable data warehouse and advanced data and integrated data analytical functions that help us measure the popularity of themes, features and virtual items. This helps our product development team understand user preferences and develop content that enhances user experience and creates better monetization potential.

Visionary and Experienced Management Team. Guided by the foresight and vision of our founders, Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our chief executive officer, Mr. Crow Zhen

Wei, our chief technology officer, and Mr. Roc Yunpeng Cheng, our chief operating officer, we became the first company in China, according to the iResearch Report, to focus on the online entertainment needs of children. Formerly colleagues at Tencent, a well-known Internet and mobile value-added services company, our founders and Mr. Zeng who co-founded Tencent, have extensive experience in developing and marketing virtual worlds and online services. Mr. Frank Chenghua Zhu, our vice president in charge of offline business segment, has complemented our seasoned senior management team with his media franchise experience gained from his career at Disney China. The experience and vision of our senior management led us to achieve gross profitability, launch a series of successful virtual worlds, and successfully produce franchised content in a short period of time since our inception. Our management team is enhanced by the extensive finance experience brought by Mr. Paul Keung, who joined us as our chief financial officer in February 2011. We believe our management’s vision and our corporate culture will continue to energize our team and ensure our future success.

Our Strategy

Our goal is to leverage our leading position in children’s online entertainment community to become the top children’s entertainment and media brand across multiple formats in China. To achieve our objective, we intend to pursue the following strategies.

Extend Our Leading Position in Children’s Online Entertainment in China. We plan to further capitalize on our existing portfolio of virtual worlds and franchises, with frequent updates to our characters, story lines and virtual items, to retain existing users and attract new users, enhance user experience, and optimize our ARPU by virtual world. We plan to introduce, through internal development or licensing, new virtual worlds with different genres, themes, play methods and user interfaces, such as 3D content, to attract different age and gender segments and meet children’s changing preferences and tastes. Currently we have three virtual worlds in our pipeline to be launched by 2011 and beyond. We also plan to increase user engagement and social interactions to enhance a sense of community by aggregating more entertainment content. For example, we plan to expand our social network capabilities by investing in Taomee Bus social network, currently in open beta testing.

Further Strengthen Our Content Development Capabilities. We plan to enhance our production and creative capability across online and offline media formats, by adding more writers, animation and graphic artists, and other creative personnel, and by improving our content development process. More importantly, we plan to centralize and strengthen the management of our content and franchises so as to ensure brand quality versatility, increase the appeal of our content across media formats, and strategically optimize the mix of our content and franchises in our portfolio to meet the changing preferences of our users.

Enhance Our Brand and Diversify Our Franchise Portfolio Across Multiple Media Formats. In order to further strengthen our brand and generate multiple streams of revenues, we plan to further leverage our market leadership to diversify our franchises across multiple media formats. Specifically, we plan to increase exposure through further licensing, co-development, or investment in, traditional media such as books, television and film. We are scheduled to release two animated television series and two animated films in 2011. We plan to further improve our ability to cross-pollinate online and offline content, shorten production cycles for each media format and across media formats, and leverage our large user base to cost-effectively cross-market our brands and diverse portfolio of products and services online and offline. We will continue to pursue opportunities to license our popular content to leading consumer product companies focused on serving the needs of children, and enter into co-branding, co-marketing and in-community marketing arrangements with them to raise our brand awareness. We plan to increase brand loyalty by incorporating feedback from in-community and market surveys, enhancing user experience through technological and design innovations, and continuing with our commitment to safety, social responsibilities and creativity. With high brand recognition and multiple media platforms, we aim to bring fun and healthy entertainment not only to children but also to entire families.

Maintain Technological Advantages and Optimize Online Infrastructure. In order to support the growth of our online entertainment community and enhance our online user experience, we need to stay at the forefront of technological advances. We will continue to invest in improvements to our technology platform and incorporate new advances in technology, including further investment in animation, 3D technologies, and data mining. We are in the process of developing our online community as a one-stop provider of online entertainment tailored for children, with social networking functions and enhanced safety and navigation features. We also plan to invest in more servers, and improve our server space allocation and framework architecture to optimize bandwidth distribution.

Capture Investment and Strategic Cooperation Opportunities. We will selectively pursue acquisition or alliance opportunities to expand our online and offline service and product offerings. We plan to further invest in the development of our community as a venue for aggregating content and services for children’s entertainment and enter into licensing and joint development arrangements with domestic and overseas partners to offer such content and services. We finalized the terms of a licensing agreement for a leading Internet company in Southeast Asia to operate one of our virtual worlds in April 2011. We will continue to partner with leading consumer brands in China to pursue in-community marketing, co-branding and co-marketing events. We continue to evaluate investment opportunities in companies that have complementary products and services. We also plan to expand our international presence by pursuing opportunities to license our products in overseas markets, with an initial entry into Hong Kong, Taiwan and Macau.

Our Business Segments

We provide a diverse portfolio of services and products through two business segments: online business and offline business. The online business includes developing and operating online virtual worlds and providing other online products and services. Our offline business focuses on merchandise licensing, publishing, and the development of media and entertainment products, such as animated television series, films and live performance.

Online Business

Our Online Services and Products

Through our online community, www.61.com, we offer interactive virtual worlds for children between the age of five and 15. In our virtual worlds, children adopt avatars and participate in interactive games and activities set in fantasy landscape with evolving story lines. Since our inception in 2007, we have launched five virtual worlds, two of which, namely Mole’s World and Seer, are the top two most popular virtual worlds for children in the five to 15 age group in China, according to the iResearch Report. We recently began open beta testing of Taomee Bus, a social network service providing a one-stop network for information exchange and entertainment among children. We have also licensed a third-party game we host on our servers and have links on our website to third-party hosted games.

The table below lists our portfolio of virtual worlds and social network service currently offered or in beta testing.

	Date of Commercial Launch	Theme/ Target User
Virtual Worlds
Mole’s World	September 2008	Fantasy world of cuddly moles targeting children from age six to 14
Seer	September 2009	A robot and spaceship concept sci-fi adventure targeting boys from age six to 14
Flower Fairy	June 2010	A fairy tale story line community targeting girls from age five to 10
Gong Fu Pai	September 2010	A kungfu concept adventure targeting boys from age eight to 15
Magic Haqi	October 2010	A 3D virtual world targeting children from age six to 14
Mole Hero	First half 2011 (planned)	Mole sequel with different play methods targeting children from age six to 14

Social Network Service
Taomee Bus	Mid-2011 (planned)	Social network services providing one-stop network for information exchange and entertainment among children

We believe all our virtual worlds provide a safe and educational entertainment experience for children. We have adopted a number of safety measures to protect our young users and reassure their parents by providing them with a certain level of family supervision through our uniquely designed monitoring system. See “—Online security features.” Our virtual worlds also encourage the development of positive morals and values in children by rewarding acts of diligence, social responsibility and teamwork. From time to time, we design virtual worlds that focus on fostering children’s interest in science and the environment through play and interaction with our NPCs and other users.

The premium features of our virtual worlds are only available to users who pay for the 30-day subscription. These users enjoy additional capabilities and special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. For example, in Mole’s World, only users who pay for subscription can fly a dragon or host gatherings at their virtual homes.

In addition to generating revenues through subscriptions, we also have an item-based revenue stream. Coveted items like special edition clothing, accessories and upgrades can only be purchased with the Mibi, which cannot be redeemed by accumulating virtual rewards through in-community experience. For instance, with the Mibi, a user can upgrade his or her standard virtual home into a two-story home or a castle, and furnish the virtual homes with chandeliers, drum sets, televisions, aquariums and other unique and exclusive items.

Our virtual worlds

Mole’s World

Launched in September 2008, our first internally developed interactive virtual world, Mole’s World, offers a fantasy world containing a range of different settings such as a ranch, a ski resort and a mysterious forest where users can participate in a variety of single or group activities. As a classic social interaction-based virtual world, Mole’s World targets children between the ages of six and fourteen. According to the iResearch Report, Mole’s World is the second most popular children’s virtual world in China.

Users can select, modify and control their own cuddly red-nosed mole avatar and engage in community activities, interacting and connecting with other users’ avatars. User-guided moles can engage in a series of mini-challenges or apprenticeships to earn virtual rewards which can be used to purchase basic virtual items such as clothing.

Mole’s World mirrors a human society in many important aspects. All moles have their own home and a plot of farm land on which they can plant vegetables, raise farm animals and sell their produce to other moles for virtual rewards. They can also attend community events or host their own parties while interacting and making friends with other moles. With certain accumulated experiences within our interactive virtual world, moles can join the prestigious Super Mole Club to undergo training and become policemen, firefighters or tour guides, among others, to serve the community.

Certain animated characters, including Princess Momo, Uncle Bodhi, and Teacher Kevin, have become highly popular among children in China. We license these characters to publishers, makers of consumer products such as clothing, toys and food and beverages, and producers of television series and films. Mole’s World has received several awards including the “Best Virtual World” in 2008 from Baidu, China’s most popular search engine.

Seer

We launched Seer (which stands for Space Energy Robot) in September 2009. Built on the success of Mole’s World, Seer primarily appeals to boys between six and 14 with a theme of space exploration and adventure. Seer offers a sci-fi adventure experience and fosters children’s interest in science and environmental protection. Users travel through 34 different planets in search for new energy sources and often have to form teams with other users to defend against attacks launched by space pirates who seek to monopolize energy reserves in the outer space. We believe Seer encourages strong teamwork and high levels of interaction among users. All mini-challenges in Seer encourage children to develop knowledge in physics, chemistry and mathematics. According to the iResearch Report, Seer is the most popular children’s virtual world in China.

Certain animated characters, including Mechanic Xixi, Captain Roger and Elf Rey, have become highly popular among children in China and we license these characters to publishers, makers of consumer products such as clothing, toys and food and beverages, and producers of television series and films. Seer has received several awards including one of the “Most Influential Virtual Worlds” in 2010 from Baidu. The term “Seer” was the top search term on Baidu, during the weekends from January to May 2010.

Flower Fairy

We launched Flower Fairy, our first virtual world targeting younger girls from age five to 10, in June 2010. Each user tends her own garden, cultivates various flowers and plants, and decorates her homes. Certain animated characters, including Princess Wisdom and Princess Benevolence, have become highly popular among children in China. Over the long term, we expect Flower Fairy to generate more revenues offline, including from books, licensing, and consumer products.

Gong Fu Pai

We launched Gong Fu Pai in September 2010. Our first martial art-themed virtual world, Gong Fu Pai allows users to adopt Monkey Paipai, Rabbit Yier or Panda Big Bamboo, the three main characters, and learn martial arts skills in a fantasy adventure. Gong Fu Pai features continuously slide-scrolling action scenes and age appropriate content, targeting boys from ages eight to 15.

Magic Haqi

In October 2010, we launched Magic Haqi, the first 3D virtual world for children in China, developed in cooperation with a 3D technology studio in China. In Magic Haqi, users practice wizardry skills and fight against dark powers in a magic world. Magic Haqi offers superior 3D graphics featuring many flying scenes through which users can appreciate the kaleidoscopic imageries from multiple angles. We continue to study user behavior in the 3D virtual world and explore 3D technology. We are upgrading Magic Haqi to improve the user experience. For example, Magic Haqi was initially launched as a desktop application, but we redesigned it as a web-based virtual world to provide children with easier access.

Our pipeline

We plan to release Mole Hero, which is currently under beta testing. We also plan to release up to three new virtual worlds in 2011, including new virtual communities based on existing franchises. Mole Hero features elaborate graphic designs and enhanced playing methods, and adopts some of the original characters from Mole’s World but is set in different historic periods with different core play methods and story lines. Capitalizing on the success of the Mole’s World and Seer, we are developing virtual worlds to attract new users and retain our current users at the end of their playing cycle by providing new and exciting adventures for them.

Our social network service

In December 2010, we began open beta testing for Taomee Bus, a natural extension of our community that would be the first social network services targeting primary school children in China. Taomee Bus provides a social platform where children, including users of our different virtual worlds, meet and share information. For example, in Taomee Bus, children can exchange message, share stories, post pictures and play mini games with their classmates and friends online. We believe that by providing an innovative social networking service that capitalizes on the success of our virtual worlds, we can enhance user loyalty and provide a complete online entertainment experience to our users.

Development of our virtual worlds and other online services

We believe that rapid development of high-quality virtual worlds and timely updates are critical to our success. Our product development team consists of our programming department, design department and graphics department staffed with writers, virtual world architects, animation and graphical designers, and other creative talents. They collaborate to produce virtual communities with thematic fantasy landscapes, iconic and enduring characters, vivid images, child-friendly language and intriguing story lines. As of March 31, 2011, we had 257 product development personnel. We have in-house capabilities that allow us to develop virtual worlds rapidly and in response to constantly changing market demands and trends. Our virtual world development cycle from initial design concept to commercial launch has decreased to approximately six months for our most recent virtual worlds.

We have a systematic and organized development process for creating, developing and operating virtual worlds. In summary, the process incorporates three stages: (i) pre-development stage; (ii) development stage; and (iii) operational stage. Our management has also developed similar processes for development of other online services, and we are actively developing our system for developing content for offline purposes.

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In pre-development stage, our design department takes the lead in selecting and aggregating product development ideas, often leveraging information gathered about the latest trends in children’s entertainment. Our staff of writers contribute to the creative process, and we also encourage all of our employees to provide creative ideas and concepts for product development. Upon management’s approval, detailed proposals are submitted covering all aspects including preliminary story lines, characters, cost estimates, and target demographics. Next, prototypes and storyboards are developed for submission to management. Each of our virtual worlds are created to cater to district market segments and to grow our overall user base rather than merely shifting users from one virtual world to another.

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Development stage includes a technical review of the prototypes. A project team is assembled consisting of our programming staff, design staff and graphics artists. Milestones are formulated, and collaboration begins across the organization integrating the creative talents of our writers, architects, artists and designers who determine the story and define the product environments. Meanwhile, our program developers develop server-end software and user-end software modules. Management reviews the prototypes upon completion of each milestone, collecting feedback from our testing department. Throughout the development stage we interact with our users and their parents to obtain feedback.

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For our online virtual worlds, the operational stage entails closed beta testing, open beta testing, commercial launch and operation. We conduct closed beta testing to remedy any technical issues and address technical problems. Open beta testing is typically a three to nine month process to achieve consistency, stability and reliability of a virtual world in an open market environment. During commercial launch and operation, we continue to closely review and evaluate our operations, user experience, and user engagement. Newly developed features and updates are typically released weekly, and are programmed based on information gathered about trends in user tastes and preferences, and evolving market trends.

Our online technology platform

Leading product development team. We have a team experienced in developing sophisticated Flash-based interactive virtual worlds. Our recently launched virtual world, Gong Fu Pai, features technically challenging, continuously slide-scrolling action scenes, which requires advanced software development capabilities.

Flexible and secure software platform. Leveraging our programming and operating capabilities in the frontend, we operate our backend server programs on the Linux operating system. We utilize open source management tools to monitor and maintain the stable operation of our servers. Our software solution greatly reduces our development and maintenance cost and at the same time supports our frequent product updates both cost-effectively and securely.

Scalable hardware infrastructure. Our advanced server technology enables us to support over a million users interacting online simultaneously. Our physical servers on the infrastructure network are installed in three independent data centers in Shanghai, Qingdao and Suzhou. We are able to service our growing user base through parallel server expansion. Through advanced platform architecture, we are able to lower our server and bandwidth unit cost.

Anti-malicious software technology. We have a combination of hardware and software solutions to both prevent malicious software from attacking our virtual worlds and immediately disable and remove the malicious attack if a security breach occurs.

Advanced data warehouse. In August 2010, we established a scalable data warehouse to help us measure the popularity of themes, features and virtual items. This helps our product development team understand user preferences and develop content that enhances user experience and creates better monetization potential.

Online security features

We have established a system of stringent protection mechanisms which employ a number of different approaches to improve child safety and facilitate parental supervision. Our security features include powerful content and language filters, restrictions on advertisements and access time, as well as a separate parental monitoring portal, “Taomee Mom.” We believe these measures reinforce parental trust, promote the healthy use of our virtual worlds in moderation at a young age, and protect children from inappropriate content online.

Recognizing the importance of protecting children’s privacy online, we take extensive measures to safeguard our users’ identities. Our weekly newsletters and user notifications remind users not to share personal information online. We encourage children to use a series of pre-designed phrases to communicate with others within our fantasy world. While we allow online chatting to foster our user communication, we also have powerful content and language filters to prevent the sharing of telephone numbers or other personal information and screen out language that may be inappropriate for children. Chats are also monitored by our staff moderators to prevent the use of abusive language and other inappropriate behavior, and we impose bans of varying length on users who are found to have engaged in inappropriate behavior. We encourage users to report potential offenses to us in an online “neighborhood watch” program.

In addition, we aim to create a healthy online environment suitable for children. There is daily server downtime between the hours of 00:00 and 06:00 to encourage children to form healthy Internet usage habits. For every 45 minutes of continued access, children receive a visual reminder and after two hours of continued access, users will experience a decrease in the rate of virtual reward accumulation. These measures encourage our users to develop moderate and sustainable usage habits.

We launched our website for parents, “Taomee Mom,” in January 2010, as a monitoring and communications channel for parents and guardians. We put in place a sophisticated monitoring system, through which email addresses and cell phones registered by parents and guardians are tied to their children’s user accounts to closely track children’s time spent in our virtual worlds. Parents can also send inquiries and suggestions to our staff and communicate with other parents on Taomee Mom’s discussion board.

Through cooperation with the Children and Internet Laboratory at Fudan University’s Media Research Center, we developed the first set of guidelines in China for families that want to understand the influence of Internet use on children. The guidelines address concerns over safety, security and educational value of Internet usage for children in China.

Account management

To access our interactive virtual worlds, a user must register an account by setting up a unique account number. Once registered, the user may access all of the interactive virtual worlds in our online entertainment community with their unique account number. Once the user accesses his or her account, the user may view information on Mibi account balance, payment history and recharge the Mibi account. As of March 31, 2011, we had over 215 million registered accounts. For the three months ended March 31, 2011, we had over 27.3 million active accounts.

Pricing, payment and distribution

Pricing

We offer the basic functions of our virtual worlds to users for free, and we charge a RMB10 (US$1.50) 30-day subscription fee per virtual world for accessing premium features in each of our virtual worlds. Premium features significantly enhance user experience by providing users with more in-community credit and virtual items. Our virtual items include props, clothing, home decor and accessories. We have generally maintained stable pricing for subscriptions to premium features of our virtual world and in-community items since their launch.

Payment

Users conduct all of the transactions on the www.61.com interactive community with our own virtual currency, the Mibi. Users may recharge their Mibi accounts through prepaid cards or other third-party payment channels.

Users can purchase our prepaid cards through various distribution channels. Each of our prepaid cards contains a unique access code and password that enables users to recharge their Mibi account. Our prepaid cards are offered in denominations of RMB10 (US$1.5) and RMB30 (US$4.6), to provide flexibility to users. Our prepaid cards expire two years from the date of issuance. We offer both physical cards and cards in virtual form which are sold online through a third-party vendor.

Distribution

We sell our physical prepaid cards through a network of third-party distributors. We typically collect payment from our distributors upon delivery of our prepaid cards. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards. Our distribution agreements also contain pre-set sales targets and offer a volume rebate to distributors if they achieve certain pre-set sales targets. The rebate is provided to these distributors in the form of free prepaid cards. The pre-negotiated discount rate is generally more favorable to wholesale distributors with higher sales volume. Our distribution agreements generally have a term between half a year and one year, which can be renewed through the agreement of both parties. We require our distributors to distribute prepaid cards in designated geographical areas. We also require that each distributor work closely with our marketing team and support its activities. As of March 31, 2011, these distributors resell the cards to sub-distributors who, in turn, distribute the cards to over 65,000 retail outlets, such as newsstands and convenience stores, in over 2,100 towns and cities across 31 provinces in China, many of which are strategically located near schools and other places frequented by target users.

Our largest distributor in 2010, Guangzhou New Fanlian Digital Technology Co., Ltd., or New Fanlian, accounted for approximately 25.9% of our net sales proceeds collected generated from prepaid card sale in 2010. We had entered into distribution agreements with New Fanlian for both our physical prepaid cards and virtual prepaid cards. Our physical prepaid card distribution agreement with New Fanlian expired at the end of 2010 and our virtual prepaid card distribution agreement with New Fanlian will expire at the end of 2011 and is renewable upon mutual agreement. We sold our physical prepaid and virtual prepaid cards to New Fanlian at a discount of the face value of the cards and offer New Fanlian a volume rebate once a pre-set sales target is achieved. New Fanlian is our exclusive virtual card distributor in China. We had agreed to provide New Fanlian technical support, information and resources related to sales of prepaid cards, and to cooperate in the launch of marketing campaigns and other promotional activities.

Our virtual prepaid cards are sold via third-party online distributors and via SMS through telecom operators. We also offer the distributors of our virtual cards a pre-negotiated discount on the face value of the cards and a volume rebate.

Users may purchase the Mibi at the www.61.com payment center, where they can directly charge their account. We also accept online payment from a variety of payment channels popular in China, such as debit cards, Shanda game cards, China Mobile recharge cards and Alipay, among others. We pay a processing fee to banks and other third-party payment channels in connection with such payments.

Offline Business

Due to the growing popularity of the Taomee brand and our many franchises, we recently began licensing characters and images to third parties that are leaders in their respective sectors, such as traditional print, film, television media and in manufacturing and retail of consumer merchandise such as toys, apparel, beverages and electronic devices. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises when they are associated with third-party content, products and services. While we currently leverage our franchises developed for virtual worlds for our offline franchising, our goal is to develop original content for our offline business as well. Our coverage in offline business aims not only to diversify our revenues but also to raise our brand profile and extend our corporate reach as a leading children’s entertainment and media company in China.

We also procure and sell, in small quantities, products based on our franchises, such as toys to be sold at carnivals or books. As we gain experience in our offline business, we are always seeking new offline business and marketing opportunities to expand our portfolio and to attract users to our online community.

Offline products and services

Children’s books

We develop and popularize children’s books and magazines featuring our franchises and characters in conjunction with third-party publishers. We typically license our franchises to publishers and earn royalties from these licenses. At times, we also procure a small quantity of books featuring our franchises from publishers at a discount and resell these books through alternative distribution channels, such as through newsstands in the vicinities of primary schools.

Five books based on our franchises, including user instructions to our virtual worlds, character illustrations, and children’s fiction, were among the top 30 best-selling children’s books in 2010, with the “Collection of Seer Spirits” being the number two bestseller according to a ranking compiled by Beijing OpenBook in January 2011. In 2010, approximately 6.9 million copies of books based on our franchises were sold with a total retail value of US$13.9 million.

Consumer products

We license our franchises to leading brands in children’s consumer products in China and other consumer goods makers in categories such as apparel, toys, accessories, stationery, consumer electronics, and food and beverages. As of March 31, 2011, we licensed our franchises to companies operating in major consumer product categories including apparel, accessories, toys, stationery, consumer electronics, and food and beverage.

Our license fees are usually based on a fixed percentage of the wholesale or retail selling price of the products with a guaranteed minimum payment for a given year. Terms of our license agreements are generally between one to two years.

Television and Film

We are investing in the development of animated film and television content in China due to the growing popularity of our franchise and characters. Our investments include the development of an animation film and television series based on our Seer franchise. We also licensed our Mole’s World franchise to a television producer for the development of an animation series and to a film studio for the development of an animation film based on the franchise. In addition, we are setting up a dedicated team that focuses on content development for film and television series, which will work with the producers of films and televisions series on quality control.

Both made-for-television animation series are expected to be released in 2011, with a combined total of over 100 episodes. In addition, both of our animation films are also set to be released in 2011.

Live performance

We invite children and their families to meet and interact with their favorite characters through a variety of live productions, stage shows and events. Currently, we cooperated with two live production companies and jointly developed two stage plays showcasing Mole’s World and Seer characters. We staged nine live performances in Beijing and Shanghai in 2010, with over 6,500 children and parents in attendance. In addition, together with event organizers, we held a seven-day “Taomee Carnival” for children in Beijing’s Chaoyang Park during the week-long National Day holiday in October 2010, and over 30,000 people attended the carnival.

Offline business brand and quality control

As our franchises are our valuable assets, we focus on the protection of these franchises through careful selection of leading and reputable merchandising partners and other licensees, and through enforcing the implementation, primarily through contract terms and through our course of dealings and active monitoring mechanisms, of procedures on the branding of our franchise assets. These include stringent production quality measures, standards on the portrayal or presentation of our franchises in different media formats and in merchandises, and strict pre-approval processes. For films and television productions, we control the development of each story line, including the shooting scripts; for books, we have approval rights on the plot lines and character presentations; for merchandise, our approval is often required during the development of prototypes and packaging and, under most circumstances, we also have the right to conduct onsite inspections and to request modifications of displays.

Leveraging the extensive user base of our online entertainment community, we also employ in-community market surveys to analyze user demand and preferences before licensing our franchises for specific commercial productions of our licensed franchises, which we believe improves the success of the products that bear our franchise assets.

Competition

The children’s online entertainment industry in China is characterized by relatively low capital requirements and barriers to entry. There are a number of existing competitors in the children’s online entertainment industry and we expect more entrants to offer a range of virtual worlds targeting children in China in a relatively short period of time. We believe our principal competitor in online children’s entertainment in China is Tencent

Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island, and Zhejiang Bcast Education Software Co., Ltd., the developer of Hezi World. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children’s entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models to attract our users. See “Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies.”

We believe we compete primarily on the basis of our innovative culture and proven content development capabilities, our understanding of children and the industry, our brand recognition, our advanced technology platform and our strong commitment to online safety. During the free-trial period of Roco Kingdom, our ARPU continued to increase, which we believe is an indication of the traction of our virtual worlds and our brand. We believe we are well-positioned to effectively compete against current and emerging competitors.

Customer Services

As of March 31, 2011, our dedicated customer service team had 81 employees, mostly serving our online users. From our inception, we have focused on catering to the needs of children and their parents and this focus is reflected in all major aspects of our service.

All members of our customer service team receive training on how to communicate with children and their parents. Our call center functions as an extension to users’ online experience. For instance, unlike most call centers where customer support is identified by a numeric ID, each member of our customer service team is assigned a unique nickname. Users can reach our customer service by telephone, email or our online bulletin board. Periodic reports based on these feedbacks are provided to our management and operational team. We frequently hold “Taomee Superdays” when we invite children and parents to visit our office and meet our creative team.

Marketing and Promotion

We believe user referral is by far the most effective medium for promoting our virtual worlds among children as they share their experiences with friends and schoolmates. According to the iResearch Report, 46.3% of children who use the Internet learned about Mole’s World through user referral in the first half of 2010.

We also leverage the large user base of our online community to engage in effective and targeted cross-selling of our online and offline products and services. We publicize the launch of new virtual worlds through promotion campaigns in our existing virtual worlds. We also embed promotional messages in our virtual worlds for certain licensed products sold offline. We believe such cross-selling through our online community is one of the most effective means for promoting online and offline services to our users. We also place advertisements on search engines and popular casual game portals in China to reach new users. Our distributors, who cover over 65,000 retail outlets in over 2,100 towns and cities as of March 31, 2011, are obligated to promote our prepaid cards according to the terms of our distribution agreements with them. Furthermore, carnivals and live performances featuring our franchise characters are another means of promoting our online and offline services.

For a number of our franchise products, such as twist eggs, we bundle the products with labels containing redemption codes for virtual items to promote cross-selling of our online and our licensees’ products.

We also attend animation and toy exhibitions and expos, such as the Chinajoy Digital Entertainment Expo and Conference, that usually attract a large number of children and their parents to reach more potential users.

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or contract clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

We maintain 131 and five trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 126 and one trademarks in China and Taiwan respectively. In addition, we have obtained 14 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, and 103 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 30 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

Under the contractual arrangements we enter into with producers of film and television series, we either wholly own or jointly own the intellectual property rights for newly created characters in the television series and films we help develop.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

Employees

We had 19, 70, 233 and 484 employees as of December 31, 2007, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2011:

Function	Number of Employees	Percentage of total
Online operations	118	25.3%
Offline operations	39	8.4
Product development	257	55.0
Sales and marketing	15	3.2
General and administrative	38	8.1

Total	467	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or disputes with the labor department of the PRC government since our inception. For a description of the employment agreement we signed with some members of our senior management, see “Management—Employment Agreements.”

Substantially all of our employees are based in the PRC. In accordance with PRC laws, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. None of our employees are represented by a labor union.

Facilities

We are headquartered in Shanghai and have leased an aggregate of approximately 10,600 square meters of offices in Shanghai from independent third parties and do not own any real property.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

We do not maintain any property insurance other than insurance for our vehicles. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our Business—We have a limited insurance coverage which could expose us to significant costs and business disruption.”

Legal and Administrative Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATION

This section sets forth a summary of the most significant laws and regulations or requirements that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Our Business

Our online and offline business are subject to various PRC laws and regulations relating to the telecommunications, Internet information services, information security and censorship, online games and media industries, and are regulated by various PRC government authorities, including:

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII);

•	the Ministry of Culture, or MOC;

•	the General Administration of Press and Publication, or GAPP;

•	the State Administration of Radio Film and Television, or the SARFT;

•	the Ministry of Public Security, or MPS;

•	the People’s Bank of China, or PBOC;

•	the State Administration of Industry and Commerce, or SAIC;

•	the State Administration of Foreign Exchange, or SAFE; and

•	the National Copyright Administration, or NCAC.

New laws and regulations may be adopted from time to time to address new and developing issues in the Internet information service and other industries, and such laws and regulations may require licenses and permits in addition to those we currently have. As a result, uncertainties may exist with respect to the interpretation and implementation of current and any future PRC laws and regulations applicable to our business.

Restrictions on Foreign Ownership of Telecommunications services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000, are the primary regulations governing our online business activities. The Telecom Regulations set forth extensive guidelines on various aspects of telecommunications operations in China and draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” The Catalog of Telecommunications Business, which was amended on February 21, 2003 and became effective on April 1, 2003, and issued as an attachment to the Telecom Regulations, provides that Internet information services are value-added telecommunications services. Under the Telecom Regulations, a telecommunication business operator in China must obtain an operating license from MII or its provincial-level counterparts.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunication enterprise to 50% or less. In July 2006, the MII issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Business, according to which, a foreign investor in the telecommunication service industry of China must establish a foreign invested enterprise and apply for a telecommunication businesses operation license. On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures, effective from April 10, 2009, which set forth the types of licenses required to provide telecommunication services in China and the procedures and requirements for obtaining such licenses. The licenses for foreign invested telecommunications business operators must be sought from the MIIT.

In order to comply with foreign ownership restrictions, we conduct our operations in China primarily through Shanghai Taomee via a series of contractual arrangements that were entered into with it and its shareholders. We exercise effective control through these arrangements and receive economic benefits generated from them. See “Corporate History and Structure—Our Corporate Structure.”

Internet information services

The Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, issued on September 25, 2000 by the State Council. The ICP Measures define “Internet information services” as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. According to the ICP Measures, the Internet information commercial service providers are required to obtain an operating license, or an ICP license, from the MIIT or the relevant provincial counterparts while the Internet information non-commercial service providers are required to undertake the filing procedures with the MIIT or the relevant provincial counterparts. We obtained the ICP license from the Shanghai branch of the MIIT in 2009.

The PRC government has promulgated measures relating to Internet information service specifically prohibiting Internet activities that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. When an Internet information service provider finds that information falling within the above scope is transmitted on its website, it must terminate the transmission of such information or delete such information immediately, maintain records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Internet publication and culture activities

GAPP and the MII jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator must obtain an Internet publishing license in order to directly offer its online games to the public in the PRC. We have been approved by the MIIT to conduct Internet publication activities.

We obtained the Internet publishing license from GAPP in December 2010. Prior to obtaining an Internet publishing license from GAPP, we worked with third party publishers to publish Mole’s World, Seer, Flower Fairy, Magic Haqi and Gong Fu Pai. If this practice is later challenged by the GAPP, we may be subject to various penalties. See “Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we or the third-party publishers we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.” In the future, after we receive an Internet publishing license from GAPP, we would be able to apply for GAPP pre-approval for our virtual worlds. For more information on the pre-approval by the GAPP, see “—Online games administration measures.”

On May 10, 2003, the MOC promulgated the Provisional Regulations for the Administration of Internet Culture, or the Internet Culture Measures, which were revised in July 2004 and February 2011 respectively. The Internet Culture Measures apply to entities engaging in the provision of “Internet culture products” and the relevant services. The term “Internet culture products” refers to the culture products produced and disseminated via the Internet, further divided into two categories, (1) culture products specifically produced for Internet, such as online audio-video entertainment, online games, online plays, online performance, online works of art and online cartoons, and so forth; (2) culture products such as audio-video entertainment, games, plays, performance, works of art and cartoons, and so forth, reproduced onto Internet by technical measures. According to the Internet Culture Measures, commercial entities are required to apply for, in addition to the ICP license, an Internet culture operation license from the MOC, if they engage in any of the following types of activities: the production, duplication, importation, distribution or broadcasting of Internet culture products; the dissemination of Internet culture product on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or the exhibition or holding of contests related to Internet culture products. We obtained the ICP license and Internet culture operation license in 2009.

Online games administration measures

The Provisional Administration Measures of Online Games, or the Online Games Administration Measures, were promulgated by the Ministry of Culture on June 3, 2010 and became effective as of August 1, 2010. The Online Games Administration Measures govern the activities in respect of online game development and operations, issuance of virtual currency, and provision of virtual currency exchange service. In addition, it provides that the MOC will be responsible for the censorship of imported online games and record-filing of domestic online games. Record-filing procedures for domestic online games, which include the virtual worlds we develop, will be carried out with the MOC within 30 days from the date such online games begin to be operated online, and in the case of material change, within 30 days from the date when the relevant alteration takes effect.

All operators of online games, issuers of virtual currencies, and virtual currency exchange service providers (collectively, “Online Game Business Operators”) are required to obtain the abovementioned Internet culture operation license. An online cultural operating permit is valid for three years, and an application of renewal should be filed 30 days before the permit expires in order to renew the permit. As to Online Game Business Operators, they must (1) request a valid identity certificate of game users for real name registration, and save their information; (2) make the information public 60 days ahead when they terminate online games or transfer the franchising to operate online games, and return the unused virtual currencies and the currently effective game services to the users by legal money or other means accepted by users; and they must not: (1) set compulsory battles between users without their consents in games; (2) promote and propagandize games with any aforementioned prohibited content; and (3) induce game users to devote legal money or virtual currencies in exchange for game products and services, by any incidental means such as random draw. It is also provided that the state culture activity administration will be responsible to promulgate the requisite terms of a standard online game service agreement, which must be incorporated in the services agreement of each online game operator. The game operators’ services agreement cannot contravene these requisite terms.

On July 11, 2008, the General Office of the State Council issued the Regulation on Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretation, or the Interpretation on Three Provisions, collectively as the Regulation on Three Provisions and Interpretation thereof. The Regulation on Three Provisions and Interpretation thereof authorized the MOC with overall jurisdiction to regulate the online gaming industry, while granting GAPP the authority to grant approvals for the Internet publication of online games, by expressly stating that (1) administration over online games (other than pre-examination and approval before Internet publication of online games) is granted to the MOC; (2) subject to MOC’s overall administration, GAPP is responsible for the pre-examination and approval for Internet publication of online games; and (3) once games are launched online, the online games will be only administrated and regulated by MOC. As of the date hereof, we have obtained approvals for the Internet publications of Mole’s World, Seer, Magic Haqi and Flower Fairy from the GAPP for Internet publication, while we are still applying for the GAPP approval for Gong Fu Pai.

On September 28, 2009, the GAPP together with several other governmental authorities jointly published the Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice is issued for the purpose of consistent implementation of the Regulation on Three Provisions and Interpretation thereof. However, Article IV of the GAPP Notice prohibits foreign investors from controlling or participating in online game operating businesses directly or indirectly via wholly owned, equity joint venture or cooperative joint venture investments in China, or via contractual or technical support arrangements, or the Contractual Arrangements. As to the implementation of Article IV of the GAPP Notice, please see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.”

Virtual currency

We issue virtual currency to our users, in the form of a prepaid charge card and prepaid points that function as virtual exchange instruments, in exchange for services in our virtual worlds. On February 15, 2007, the MOC, the SAIC and other relevant governmental authorities jointly issued the Circular on Further Strengthening the Administration of Internet Cafes and Online Games, or the Internet Cafes Circular. Under the Internet Cafes Circular, the SAIC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafes Circular provides that, (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited; (ii) a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce must be observed, in that virtual currency should only be used for purchasing virtual items and services within the online games and not for purchasing tangible or physical products; (iii) in case the virtual currency is redeemed, the value of the payment cannot be more than the original purchase price; and (iv) the resale for a profit (i.e., scalping) of virtual currency is prohibited. Such prohibition provided by the Internet Cafes Circular in 2007 is for the purpose of preventing an adverse impact on financial stability caused by the issuance of virtual currency.

On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Virtual Currency in Online Games, or the Virtual Currency Notice, which is designed to standardize the issuance and exchange service of virtual currency, or VCOG, in online games through establishing a market access threshold for the issuance and exchange of virtual currency in online games, as well as to strengthen the management of the relevant qualifications for market players. The Virtual Currency Notice requires that enterprises issuing virtual currency or providing virtual currency exchange services must meet the relevant requirements for setting up a commercial Internet culture enterprise and must apply for an Internet culture operation license from the MOC.

The Virtual Currency Notice further requires VCOG exchange service enterprises to (i) require a VCOG seller to register in its real name and be associated with a domestic bank account registered with the same registration information, and retain all transaction and accounting records for no less than 180 days; (ii) develop recovery systems and technologies to detect illegal VCOG transactions and examine the exchange information it receives to prevent illegal transactions; (iii) promptly delete the improper transaction information and stop providing service once the VCOG exchange service enterprise is aware of or has confirmed after receiving notice that the VCOG was illegally obtained; and (iv) not provide service to underage game players. We do not believe our business involves VCOG exchange services, which is the provision of a marketplace or platform to exchange VCOG among users.

Pursuant to the Online Games Administration Measures, game operators who issue virtual currencies are required to ensure: (1) the virtual currencies can only be exchanged for the online game services and products provided by themselves, but not for the purchase of services and products that are provided by other game operators; (2) the prepaid money of users for purchase of virtual currencies shall not be misappropriated; (3) the game operators will keep purchase records of users for at least 180 days since the last time they receive services; (4) the game operators will file the category, price, amount, and so forth, with the provincial culture administration which they register with.

Information security and censorship

Internet content in China is also regulated and restricted from a state security standpoint. The Standing Committee of National People’s Congress enacted a decision on December 28, 2000 that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) falsify or disseminate false commercial information that influences trading of stock exchange or future exchanges or disrupts financial orders; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a release of State secrets or a distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Network Game Censorship. This notice mandates that all imported and domestic online games are required to be filed with the MOC. We have made such filings for all of our existing virtual worlds. The filing of Mole’s World has completed, and the filings of Seer, Magic Haqi, Flower Fairy and Gong Fu Pai are being reviewed as of the date of this prospectus.

On July 12, 2005, the MOC and the MII promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government’s intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that threaten state security, disturb the social order, or contain obscenity or violence.

Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information for their own use. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Addiction prevention and identity verification system

In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an addiction prevention and the identity verification system by all PRC online game operators, in an effort to curb addictive online game play behaviors in minors under 18. Game operators are required to reduce in-game gains or benefits after three hours of continuous play and eliminate in-game gains or benefits after five or more hours of continuous play.

To identify whether a game player is a minor and thus subject to the addiction prevention system, a identity verification system is also adopted, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification. We have implemented addiction prevention programs for all of our virtual worlds and have established the identity verification system in all of our virtual worlds as one of the ways for registration. Please see “Risk Factors—Risks Related to Doing Business in China—Uncertainties in PRC government policies and regulations regarding virtual worlds and online games and children’s Internet use in China may adversely affect our business.”

Internet infringement

The Tort Law of the PRC, which was promulgated by the Standing Committee of National People’s Congress on December 26, 2009, became effective on July 1, 2010. According to the Tort Law, an Internet user or an Internet service provider who infringes upon the civil rights or interests of others through the use of the Internet will assume tort liability. Where an Internet user infringes upon the civil rights or interests of another through the use of the Internet, the infringee will be entitled to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. Under the Tort Law, civil rights and interests will include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage.

Regulations on Television and Film Industry

We have expanded into film and television production through the co-production of, or investments in, two animation series and two feature films, based on our “Mole’s World” and “Seer” franchises. On July 19, 2004, SARFT promulgated Regulations on Producing and Operating Television and Broadcast Programs, according to which, an entity that plans to produce and operate television and broadcast programs is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by, SARFT prior to their production. On May 14, 2010, SARFT promulgated Regulations on Content of Television Series, which stated that the broadcasting of television series (including television animations) is subject to censorship and requires a publishing permit. On December 25, 2001, the State Council promulgated Regulations on the Administration of Movies, according to which, an entity other than film production entities that intends to independently engage in movie production shall report to SARFT for approval and obtain a one-off “License for Film Production” in advance from SARFT. We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole’s World franchise and the film based on our Seer franchise. We plan to apply for the required license for the production of the animation series based on our Seer franchise.

Policies to Foster Growth of Domestic Animation Industry

Since 2004, several circulars have been issued to encourage the development of the still nascent animation industry in China. On April 20, 2004, SARFT promulgated Several Opinions on Developing Domestic Animation and Film Industry, which restricts foreign animation content by putting a time limit on total hours allowed to be broadcast in television stations in China. SARFT issued the Circular on Further Regulating the Broadcasting of Animations in 2006, and the Circular on Strengthening the Regulation on the Broadcasting of Animations in 2008, effectively prohibiting the broadcasting of foreign animation content by nationwide television stations from 17:00 to 21:00 everyday. In 2006 and 2008, circulars were issued by various governmental departments including the Ministry of Finance and MOC, supporting domestic animation industry and promoting the animation production industrial chain. Furthermore, on July 30, 2009, the Ministry of Finance and State Administration of Taxation jointly promulgated the Circular on Tax Policy to Support Animation Industry, which provides domestic animation producers a series of preferential tax treatment with regard to their self-developed products.

Regulations Related to Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy better protections of registered software rights.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MII in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers are may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The PRC Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MII amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MII is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the Standing Committee of the National People’s Congress adopted the Employment Contract Law, or ECL, which became effective as of January 1, 2008. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers, and aims to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after the ECL’s implementation.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the RMB is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of SAFE is obtained and prior registration with SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the PBOC, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In October 2005, the SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective as of November 1, 2005. This was further supplemented by an implementing notice issued by SAFE on November 24, 2005. Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by PRC residents. The term “PRC legal person residents” as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in Circular 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. PRC residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filings with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before Circular 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under the Circular 75, PRC residents are further required to repatriate to the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under the Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. All our individual shareholders who are subject to Circular 75 have obtained registration with regards to the establishment of our company and the later changes of their shareholding in our company as required under Circular 75. Please see “Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.”

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or Circular 78. Under Circular 78, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to complete certain procedures and transactional foreign exchange matters under the stock option plan upon the examination by, and the approval of, SAFE.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law issued in 1986 and amended in 2000, and the Implementation Rules under the Foreign Investment Enterprise Law issued in 1990 and amended in 2001. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Funds held in these reserves are not distributable as cash dividends.

Regulations Related to Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, passed the new Enterprise Income Tax Law, or the new EIT Law which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

The new EIT Law applies a uniform 25% Enterprise Income Tax rate to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of post-2007 earnings paid by a foreign-invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides. According to the Administrative Measures for Non-residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009, which became effective on October 1, 2009, an applicant seeking a preferential withholding tax rate under a bilateral tax treaty must apply to the competent PRC tax authorities for recognition of eligibility for such treaty benefits. According to the Circular of the SAT on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, or Circular 601, the PRC tax authorities must evaluate whether an applicant for treaty benefits with respect to dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis, and must follow the “substance over form” principle. Circular 601 sets up criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, an agent or a conduit company, will not be regarded as a “beneficial owner” and therefore cannot enjoy treaty benefits.

Pursuant to the Arrangement between Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, which in Hong Kong, applies to income derived in any year of assessment commencing on or after April 1, 2007, and in the PRC, in any year commencing on or after January 1, 2007, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it is deemed the beneficial owner by PRC tax authorities and holds a 25% or more equity interest in that particular PRC subsidiary at the time of the distribution, or 10% if it holds less than a 25% equity interest in that subsidiary or is not the beneficial owner of the income.

An enterprise registered under the laws of a jurisdiction outside the PRC may be deemed a PRC tax resident if its place of effective management is in the PRC. According to the implementation rules, an enterprise’s place of effective management may be deemed to be in the PRC if the PRC is the location of its “de facto management bodies”, which are defined as the bodies that have substantial and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise.

In addition, under the new EIT Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within the PRC, and the enterprise in which their shares invested is considered a “tax resident enterprise” in the PRC. Once a non-PRC company is deemed to be a PRC tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within the PRC, PRC withholding income tax may be imposed and applied to dividend distributions from the deemed PRC tax resident to its foreign shareholders, and dividends distributed by its PRC subsidiaries to such deemed PRC tax resident would be exempt from PRC tax if certain requirement are met.

Pursuant to the PRC Individual Income Tax Law, or the Individual Income Tax Law, adopted on December 29, 2007, individuals who are domiciled in the PRC or who are not domiciled but have resided in the PRC for at least one year are required to pay Individual Income Taxes in accordance with the Individual Income Tax Law on income derived from sources in and outside the PRC. For those individuals who are neither domiciled in nor residents of the PRC, or who are not domiciled and reside for less than one year in the PRC, are required to pay Individual Income Taxes in accordance with this law on income derived from sources within the PRC.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle (“SPV”) overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV (“Share Swap”) and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. Please see “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jason Liqing Zeng	41	Chairman
Benson Haibing Wang	30	Co-Founder, Director and Chief Executive Officer
Crow Zhen Wei	36	Co-Founder, Director and Chief Technology Officer
Roc Yunpeng Cheng	34	Co-Founder, Director and Chief Operating Officer
JP Gan	39	Director
Qi Ji	44	Independent Director**
Shengwen Rong	42	Independent Director**
Paul Keung	40	Chief Financial Officer
Frank Chenghua Zhu	33	Vice president
Tiffany Tiefeng Qiang	33	Vice president

**	Mr. Qi Ji and Mr. Shengwen Rong have accepted our appointment to be our independent directors, effective upon the effectiveness of our registration statement on Form F-1.

Mr. Jason Liqing Zeng has served as our chairman since October 2008. Mr. Zeng founded Shenzhen Decent Investment Limited, an investment company which focuses on high-technology investment, in May 2007 and has served as the chairman since its inception. Previously, Mr. Zeng co-founded Tencent Holdings Limited, an Internet service company in China listed on the Hong Kong Stock Exchange, and served as its chief operating officer from 1999 to 2007. From 1993 to 1999, Mr. Zeng served as a manager in the Shenzhen Branch of China Telecom Corporation Limited, a company engaging in information service and wired telecommunications and broadband services in China and listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Zeng is also an independent director of A8 Digital Music Holdings Limited, an integrated digital music company listed on the Hong Kong Stock Exchange, a director of Shenzhen Ruigao, and a director of several private companies. Mr. Zeng received his EMBA degree from China Europe International Business School in China in 2007 and his bachelor’s degree in computer communication from Xi’an Electronic Technology University in 1993.

Mr. Benson Haibing Wang is one of our founders and our chief executive officer. Mr. Wang has served as our director since October 2008. Prior to co-founding our company, Mr. Wang worked as a project manager at Tencent Technology (Shenzhen) Company Limited, a subsidiary of Tencent Holdings Limited, from 2004 to 2007. Mr. Wang is also a director of Shenzhen Ruigao. Mr. Wang has approximately seven years of experience in the development of online products in China and has formulated our current strategy and led our rapid growth. Mr. Wang received his bachelor’s degree in electrical engineering and his master’s degree in computer science from Huazhong University of Science and Technology in 2001 and 2004, respectively.

Mr. Crow Zhen Wei is one of our founders and our chief technology officer. Mr. Wei has served as our director since October 2008. Prior to co-founding our company, Mr. Wei worked as a software engineer at Novell China Inc., a company engaging in infrastructure software business, from 2006 to 2007. Mr. Wei was a system architecture designer and project manager at Tencent Technology (Shenzhen) Company Limited from 2004 to 2006. Prior to that, Mr. Wei was a software engineer at Huawei Technologies Co., Ltd., a China-based telecom solutions provider, from July 2003 to December 2003. Mr. Wei has approximately eight years of experience in software and Internet technology. Mr. Wei received his bachelor’s degree in chemistry and his master’s degree in computer science from University of Science and Technology of China in 1999 and 2003, respectively.

Mr. Roc Yunpeng Cheng is one of our founders and our chief operating officer. Mr. Cheng has served as our director since October 2008. Prior to co-founding our company, Mr. Cheng worked as an assistant general manager of the advertising department of Tencent Technology (Shenzhen) Company Limited from 2001 to 2007, primarily responsible for advertising business in East and South China. Mr. Cheng was a sales manager in the Shenzhen Branch of International Network Communications (Shanghai) Co., Ltd., a company engaging in Internet portal and related business, from 1999 to 2001. Mr. Cheng has approximately ten years of experience in marketing and operations. Mr. Cheng received his bachelor’s degree in materials engineering from Harbin Institute of Technology in 1999.

Mr. JP Gan has served as our director since May 2009. Mr. Gan has been serving as a managing director and a member of the investment committee of Qiming Venture Partners, a private equity firm affiliated to the Qiming Funds, since 2007. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq listed wireless Internet company. Prior to joining Kongzhong, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at PricewaterhouseCooper LLP in the United States from 1994 to 1997. Currently, Mr. Gan is also an independent director of Ctrip.com International Limited and Cogo Group, Inc, both of which are Nasdaq-listed companies, a director of Elyn Corporation, an affiliate of us, and Elyn Corporation’s wholly-owned subsidiary, Taiwan Taomee Co., Ltd., and a director of several private companies. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his bachelor’s degree in business administration from the University of Iowa. He is a certified public accountant in the United States.

Mr. Qi Ji will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1. Mr. Ji is founder of China Lodging Group, Limited, a China-based economy hotel company listed on Nasdaq and have also served as the executive chairman since February 2007. Mr. Ji served as its chief executive officer until August 2009. Mr. Ji co-founded Home Inns & Hotels Management Inc., another China-based economy hotel company listed on Nasdaq, and served as its chief executive officer from January 2001 to January 2005. Mr. Ji also co-founded Ctrip.com International, Ltd., or Ctrip, which is one of the largest online travel services providers in China and listed on Nasdaq, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. Mr. Ji headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his master’s and bachelor’s degrees from Shanghai Jiao Tong University.

Mr. Shengwen Rong will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1. Mr. Rong has been the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company, since April 2010. Prior to that, Mr. Rong had been the chief financial officer of two privately held education companies in China since April 2008. From 2004 to 2008, Mr. Rong held multiple financial management positions at Google, Inc. Solectron Corp., and Siebel Systems. Mr. Rong obtained a bachelor’s degree in economics from Renmin University of China in 1991, a master’s degree in professional accountancy from West Virginia University in 1996 and an MBA from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is a certified public accountant in the United States.

Mr. Paul Keung has been our chief financial officer since February 2011. Prior to joining us, Mr. Keung was a managing director of Oppenheimer Investments Asia since 2009, overseeing the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was the executive director of CIBC World Markets, where for the majority of his time, he was responsible for coverage of the Internet and Media sectors in the US and China. From 1998 to 2000, Mr. Keung was the chief information officer of Wyndham International, a global hospitality company. Between 1994 and 1998, he served in various investment banking and equity research roles at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. Mr. Keung currently serves as an Independent director of Sustainable Forest Holdings Limited, a forest management company listed on the Hong

Kong Stock Exchange. Mr. Keung obtained his bachelor’s degree in hotel administration from Cornell University and his master’s degree in real estate from New York University.

Mr. Frank ChengHua Zhu has been our vice president in charge of offline business segment since January 2010. Prior to joining our company, Mr. Zhu worked as a category manager at the China office of The Walt Disney Company, an international family entertainment and media enterprise listed on the New York Stock Exchange, from 2005 to 2009. Mr. Zhu was a brand manager at the China office of Reckitt Benckiser Group plc., a company engaging in the production of health and personal care products listed on the New York Stock Exchange, from 2004 to 2005. In 2003, Mr. Zhu worked as a brand supervisor at the China division of Unilever, a company listed on the New York Stock Exchange. Mr. Zhu started his career as a marketing executive at the China office of Yum! Brands, Inc., a restaurant company based in Louisville, Kentucky and listed on the New York Stock Exchange, from 2000 to 2002. Mr. Zhu has approximately 10 years of experience in brand management, entertainment and licensing operation. Mr. Zhu received his bachelor’s degree in business administration from Fudan University in 2000.

Ms. Tiffany Tiefeng Qiang has been our vice president in charge of corporate strategy and development since June 2010. Prior to joining our company, Ms. Qiang worked as a vice president of Qiming Venture Partners from 2007 to 2010, where she conducted a portfolio of investment projects in internet and consumer industry and managed the portfolio companies after investment. Prior to that, Ms. Qiang was a financial analyst in both industrial and capital divisions at General Electric Company, a company providing technology, media and financial services listed on the New York Stock Exchange, from 2005 to 2007. Ms. Qiang received her bachelor’s degree in electrical engineering from Tsinghua University in 2001 and her master’s degree in management science and engineering from Stanford University in 2005.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offence. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company. In addition, the majority of our executive officers have agreed to be bound by non-competition restrictions which are set forth in his or her employment agreement.

Board of Directors

Our board of directors will consist of seven members upon the completion of this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Qi Ji, Shengwen Rong and JP Gan. Mr. Ji and Mr. Rong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Rong will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Gan, Mr. Ji and Mr. Rong all have extensive knowledge and experience applying U.S. GAAP. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq-listed company that prepares and presents its consolidated financial statements in accordance with U.S. GAAP. Mr. Gan also worked at PricewaterhouseCooper LLP in the United States from 1994 to 1997, where he applied U.S. GAAP. Mr. Gan is a certified public accountant in the United States Mr. Ji had served as the chief executive officer of China Lodging Group, Limited from 2007 to 2009, of Home Inns & Hotel Management Inc. from 2001 to 2005, and of Ctrip.com International, Ltd. from 1999 to 2001; all three are Nasdaq-listed companies that prepare and present their consolidated financial statements in accordance with U.S. GAAP. Mr. Rong is the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company which prepares and presents its consolidated financial statements in accordance with U.S. GAAP, and also had experience applying U.S. GAAP at his previous positions at Google, Inc., Solectron Corp., and Siebel Systems. Prior to that, Mr. Rong worked at PricewaterhouseCooper LLP in the United States and Beijing. Mr. Rong is a certified public accountant in the United States.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Qi Ji, Shengwen Rong and JP Gan. Mr. Ji and Mr. Rong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Ji will be the chairman of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Benson Haibing Wang, Shengwen Rong and Qi Ji, Mr. Rong and Mr. Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Wang will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

In 2010, we paid an aggregate of approximately RMB2.4 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive director. For options granted to our executive officers, see “—Share Incentive Plans.”

We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary contributed an aggregate of RMB198,651 (US$30,336) for retirement and similar benefits for our officers and directors in 2010.

Share Incentive Plans

2009 Stock Option Plan

We have adopted our 2009 Stock Option Plan, or the 2009 Plan, to promote our success and to increase shareholder value by providing an additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under the 2009 Plan is 45,000,000. As of the date of this prospectus, options to purchase an aggregate of 42,940,000 ordinary shares under the 2009 Plan were outstanding.

Types of Awards. The 2009 Plan permits the grant of several kinds of awards, including among others, options, restricted shares and restricted share units.

Plan Administration. Our board of directors, or one or more committees designated by our board of directors, will administer the 2009 Plan. The administrator will determine the terms and conditions of each grant, including, without limitation, the eligibility of the persons, whether and to what extent awards are granted, the grant price, the number of awards, the forms of the award agreements, limited amendment of terms of any outstanding award, the construction and interpretation of the 2009 Plan and any award agreements, and such other action not inconsistent with the terms of the 2009 Plan as the administrator deems appropriate.

Award Agreements. Options and other awards granted under the 2009 Plan are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to employees and directors of our company and consultants.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation rights granted will not exceed ten years.

Vesting Schedule. In general, the option agreements specify the vesting schedules.

Amendment and Termination of the 2009 Plan. Unless terminated earlier, the 2009 Plan will continue in effect for a term of ten years from the date of its approval by the board of directors. Our board of directors has the authority to amend, modify, suspend, or terminate the 2009 Plan subject to shareholder approval to the extent required by applicable laws or if such amendment would lessen the shareholder approval requirements. However, no such action may impair the rights of any award recipient unless agreed by the recipient in written.

2010 Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2010 Plan is 55,000,000. As of the date of this prospectus, options to purchase an aggregate of 38,840,000 ordinary shares and 4,500,000 restricted shares under the 2010 Plan were outstanding.

Types of Awards. The 2010 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. The compensation committee of our board of directors will administer the 2010 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements. Options and other awards granted under the 2010 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation rights granted will not exceed ten years, and the compensation committee may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions. The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the compensation committee determines, or the option agreements specify the vesting schedules.

Amendment and Termination of the 2010 Plan. The compensation committee may at any time amend, modify or terminate the 2010 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2010 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2010 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2010 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2010 Plan.

The table below sets forth, as of the date of this prospectus, the option grants made to our directors and executive officers and other individuals as a group, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)		Grant Date	Expiration Date
Benson Haibing Wang	*	0.07		June 7, 2010	June 7, 2020
Roc Yunpeng Cheng	*	0.07		June 7, 2010	June 7, 2020
Crow Zhen Wei	*	0.07		June 7, 2010	June 7, 2020
Paul Keung	*	0.50	(1)	May 24, 2011	May 24, 2021
Frank Chenghua Zhu	*	0.07		June 7, 2010	June 7, 2020
	*	0.36		January 4, 2011	January 4, 2021
Tiffany Tiefeng Qiang	*	0.07		June 7, 2010	June 7, 2020
	*	0.36		January 4, 2011	January 4, 2021
Directors and executive officers as a group	14,000,000	0.07		June 7, 2010	June 7, 2020
	3,000,000	0.36		January 4, 2011	January 4, 2021
	1,500,000	0.50	(1)	May 24, 2011	May 24, 2021
Other individuals as a group	8,750,000	0.04		June 24, 2009	June 24, 2019
	20,190,000	0.07		June 7, 2010	June 7, 2020
	15,665,000	0.36		January 4, 2011	January 4, 2021
	18,675,000	0.50	(1)	May 24, 2011	May 24, 2021

*	Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this prospectus comprise less than 1% of our outstanding ordinary shares.
(1)	Based on the midpoint of the estimated public offering price range shown on the cover of this prospectus, the exercise price of the options granted on May 24, 2011 will be the initial public offering price per ordinary share, with one ADS representing 20 ordinary shares, as set forth on the cover of the final prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our Series A preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The total number of ordinary shares outstanding as of the date of this prospectus is 579,500,000, including ordinary shares issuable upon conversion of all outstanding Series A preferred shares immediately upon the completion of this offering. The total number of ordinary shares outstanding after the completion of this offering will be 723,250,000 assuming the underwriters do not exercise their over-allotment option.

For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus) by the sum of (i) the number of ordinary shares outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

Except as otherwise noted, the business address of each person listed in the table is c/o Taomee Holdings Limited, 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China.

No existing shareholders will sell shares in this offering.

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned Immediately After This Offering(1)
	Number		%	Number	%
Directors and Executive Officers:
Jason Liqing Zeng(2)	135,000,000		23.3	135,000,000	18.7
Benson Haibing Wang(3)	94,800,000	(4)	16.3	88,133,334	12.0
Crow Zhen Wei(5)	82,650,000	(4)	14.2	75,983,333	10.4
Roc Yunpeng Cheng(6)	79,550,000	(4)	13.7	72,883,333	10.0
JP Gan(7)	125,000,000		21.6	125,000,000	17.3
Qi Ji	—		—	—	—
Shengwen Rong	—		—	—	—
Paul Keung	*		*	*	*
Frank Chenghua Zhu(8)	*		*	*	*
Tiffany Tiefeng Qiang(9)	*		*	*	*
All Directors and Executive Officers as a Group(10)	521,500,000		89.5	521,500,000	69.0

Principal Shareholders:
Frontier Technology Holdings Limited	135,000,000	(11)	23.5	135,000,000	18.7
Qiming Venture Partners II, L.P.	113,418,000	(12)	19.7	113,418,000	15.7
Qiming Venture Partners II-C, L.P.	9,931,500	(13)	1.7	9,931,500	1.4
Qiming Managing Directors Fund II, L.P.	1,650,500	(14)	0.3	1,650,500	0.2
Joy Union Holdings Limited	93,800,000	(4)(15)	16.3	87,133,334	12.0
Universys Holdings Ltd.	81,900,000	(4)(16)	14.2	75,233,333	10.4
Charming China Limited	78,800,000	(4)(17)	13.7	72,133,333	10.0
Top Ventures Resources Limited	35,700,000	(18)	6.2	35,700,000	4.9

*	Less than 1%

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Represents 135,000,000 ordinary shares held by Frontier Technology Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zeng.

(3)	Represents 93,800,000 ordinary shares held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wang, and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wang.

(4)	Includes an aggregate of 20,000,000 ordinary shares to be sold to Saban Media Ventures LLC upon the completion of this offering, consisting of 6,666,666, 6,666,667 and 6,666,667 ordinary shares, respectively, sold by the respective holding companies owned by Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yunpeng Cheng, assuming an initial public offering price per ADS of US$10.0, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus.

(5)	Represents 81,900,000 ordinary shares held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Wei, and 750,000 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Wei.

(6)	Represents 78,800,000 ordinary shares held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Cheng, and 750,000 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Cheng.

(7)	Represents 113,418,000 ordinary shares issuable upon conversion of 113,418,000 Series A preferred shares held by Qiming Venture Partners II, L.P., 9,931,500 ordinary shares issuable upon conversion of 9,931,500 Series A preferred shares held by Qiming Venture Partners II-C, L.P., and 1,650,500 ordinary shares issuable upon conversion of 1,650,500 Series A preferred shares held by Qiming Managing Directors Fund II, L.P. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP II, Ltd. The business address of Mr. Gan is c/o Qiming Corporate GP II, Ltd., 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Zhu.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Ms. Qiang.

(10)	Represents ordinary shares and ordinary shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.

(11)	Represents 135,000,000 ordinary shares held by Frontier Technology Holdings Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address for Frontier Technology Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(12)	Represents 113,418,000 ordinary shares issuable upon conversion of 113,418,000 Series A preferred shares held by Qiming Venture Partners II, L.P. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. The business address of each of the Qiming Funds, Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(13)	Represents 9,931,500 ordinary shares issuable upon conversion of 9,931,500 Series A preferred shares held by Qiming Venture Partners II-C, L.P. See also note (11) to this table above.

(14)	Represents 1,650,500 ordinary shares issuable upon conversion of 1,650,500 Series A preferred shares held by Qiming Managing Directors Fund II, L.P. See also note (11) to this table above.

(15)	Represents 93,800,000 ordinary shares held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Benson Haibing Wang. The registered address for Joy Union Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(16)	Represents 81,900,000 ordinary shares held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Crow Zhen Wei. The registered address for Universys Holdings Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(17)	Represents 78,800,000 ordinary shares held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Roc Yunpeng Cheng. The registered address for Charming China Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(18)	Represents 35,700,000 ordinary shares held by Top Ventures Resources Limited, a British Virgin Islands company wholly owned by Mr. Bin Wang. The registered address for Top Ventures Resources Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In April 2009, we entered into a share subscription agreement, which was amended in August 2010. Pursuant to the share subscription agreement and its amendment, we issued and sold 113,418,000, 9,931,500 and 1,650,500 Series A preferred shares to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., respectively, at a price of US$0.0400 per share. None of Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. was our related party prior to their investment in our Series A preferred shares.

Contractual Arrangements

PRC laws currently restrict foreign ownership of online virtual world businesses. To comply with PRC laws, we conduct our online virtual world business through contractual arrangements with Shanghai Taomee and its shareholders. See “Corporate History and Structure—Our Corporate Structure” for a description of these contractual arrangements.

As part of our contractual arrangements with Shanghai Taomee and certain of its shareholders, Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer and Mr. Bin Wang, Shanghai Shengran entered into a loan agreement with these five persons, under which Shanghai Shengran lent an interest-free loan of RMB2.5 million (US$0.4 million) to these persons, solely for their respective contributions to the increased capital of Shanghai Taomee, our significant VIE.

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

In December 2007, Shanghai Taomee granted an interest-free loan of US$0.3 million to Shenzhen Decent Investment Limited, or Decent Investment, a Chinese company controlled by Mr. Jason Liqing Zeng, for Decent Investment’s use for its operating purpose. The loan was subsequently repaid in April 2008.

In October 2008, Mr. Jason Liqing Zeng entered into a loan agreement with Shanghai Taomee, pursuant to which he granted an interest-free loan of approximately RMB3.4 million (US$0.5 million) to Shanghai Taomee, for Shanghai Taomee’s use as its working capital. As of December 31, 2008, the outstanding loan from Mr. Zeng was RMB3.4 million (US$0.5 million). The loan was subsequently repaid in April and May 2009.

In April 2009, we repurchased 5,000,000 ordinary shares from Mr. Crow Zhen Wei at US$0.0320 per share immediately before our private placement of Series A preferred shares to the Qiming Funds. Our board of directors followed proper formalities excluding Mr. Wei from the vote and considered the fact that the shares were repurchased from a related party when it approved the purchase at US$0.0320 per share, which was 20% less than the issuance price of Series A preferred shares of US$0.0400 per share. The Series A preferred shares had a conversion ratio to ordinary share of 1:1 at the time of the closing.

On May 6, 2009, we repurchased 25,000,000, 15,000,000 and 5,000,000 ordinary shares from Joy Union Holdings Limited, a company wholly owned by Mr. Benson Haibing Wang, Frontier Technology Holdings Limited, a company wholly owned by Mr. Jason Liqing Zeng, and Top Ventures Resources Limited, a company wholly owned by Mr. Bin Wang, respectively, for nil consideration. These shareholders had verbally agreed to contribute a portion of their respective shareholdings to us for no consideration for the purpose of setting up an employee share-based incentive plan. The 45,000,000 ordinary shares repurchased in this transaction were reserved for option issuance under the 2009 Plan. The verbal agreement was fully performed after the repurchase.

On the same day, we repurchased 5,000,000 ordinary shares from Universys Holdings Ltd., a company wholly owned by Mr. Crow Zhen Wei, at the price of US$0.0320 per share and our board of directors approved the share repurchase. We cancelled the repurchased shares immediately after such transfer. This repurchase resulted in a compensation charge of US$61,560, which was the difference between the cash consideration paid and the US$0.0214 per share fair value of the ordinary shares on the repurchase date.

In September 2010, Shanghai Taomee entered into an operating agreement with 7th Road Technology Co., Ltd., a Chinese company in which Mr. Jason Liqing Zeng served as a director at the time, for the license to us of certain operating rights of a casual online game developed and owned by 7th Road Technology Co., Ltd. Shanghai Taomee and 7th Road Technology Co., Ltd. will obtain 70% and 30%, respectively, of the revenues generated from the operation of the online game under this agreement. Based on the representations of 7th Road Technology Co., Ltd., the terms of our commercial arrangement with it are substantially similar to the licensing arrangements it entered into with other China-based Internet companies, which are independent third parties. As of the date of this prospectus, we have not paid any amount to 7th Road Technology Co., Ltd. pursuant to this agreement and Mr. Zeng no longer serves as a director to this company.

In June 2009, we entered into an agreement with Shenzhen ParaEngine Corporation, or Shenzhen ParaEngine, a company significantly influenced by Mr. Jason Liqing Zeng, who is a director of Shenzhen ParaEngine’s controlling entity, for developing and operating a 3-D online virtual world for children. For the years ended December 31, 2009 and 2010, we paid US$14,638 and US$31,208 in royalty to Shenzhen ParaEngine, respectively. As of December 31, 2010, we had approximately US$2,000 due to Shenzhen ParaEngine Corporation.

In October 2010, pursuant to an equity investment agreement entered into with Decent Investment, a Chinese company controlled by Mr. Jason Liqing Zeng and certain other parties thereto, we agreed to invest in a minority stake in Shenzhen Ruigao, a newly established Chinese company. Shanghai Taomee contributed RMB3.3 million (US$0.5 million) as the first installment to acquire a 17.65% equity interest in Shenzhen Ruigao. Decent Investment also contributed RMB10.8 million (US$1.6 million) as the first installment to acquire a 49% equity interest in Shenzhen Ruigao pursuant to this agreement. Shanghai Taomee paid the remaining consideration of RMB3.3 million (US$0.5 million) in February and March of 2011.

On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by a nominal shareholder on our behalf. Of the 10.5% equity interest in Elyn, 9.14% was sold to our Series A shareholders and 1.36% was sold to an investor, an independent third party who was not affiliated with us or the Series A shareholders, for a consideration of approximately US$3.4 million and US$0.5 million in cash, respectively, at the same price per share. At the same time, the nominee shareholding agreement was terminated. We retained 29.5% equity in Elyn after this transaction and plan to continue using the equity method to account for our investment in Elyn. In approving the sales, our board of directors who were not designated by Series A shareholders negotiated and consented to the terms of the transfer.

Employment Agreement

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below.

All share and per share data have been adjusted to reflect a 50-for-1 share split that became effective on February 14, 2011.

As of the date hereof, our authorized share capital is US$20,000 consisting of 1,000,000,000 shares, comprised of (i) 875,000,000 ordinary shares with par value of US$0.00002 each, of which 450,000,000 shares are issued and outstanding; and (ii) 125,000,000 Series A preferred shares with par value of US$0.00002 each, all of which are issued and outstanding. All of our issued and outstanding Series A preferred shares will convert into 125,000,000 ordinary shares automatically upon the completion of this offering.

Prior to the completion of this offering, we will conditionally adopt the third amended and restated memorandum and articles of association, which will become effective upon the completion of this offering and replace the current memorandum and articles of association in its entirety and our authorized share capital will be US$20,000 consisting of 1,000,000,000 ordinary shares with a par value of US$0.00002 each. The following are summaries of material provisions of our proposed third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our third amended and restated articles of association.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of our voting share capital. An annual general meeting shall be held in each year other than the year in which our third amended and restated articles of association was adopted. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than ten percent of our voting share capital. Advance notice of at least 10 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any unissued shares.

Transfer of Shares. Subject to the restrictions of our third amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may, before the issue of such shares, be determined by our board of directors or by a special resolution of our shareholders.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; and

•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our third amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our third amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our third amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Differences in Corporate Law

The Companies Law is modeled after companies law statutes of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Similarly, our third amended and restated articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the members at an annual or extraordinary general meeting duly noticed and convened in accordance with our third amended and restated articles of association and may not be taken by a written resolution of members without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated articles allow our shareholders holding in the aggregate not less than ten percent of our voting share capital to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances and Repurchases

The following is a summary of our securities issuances and repurchases since our incorporation on September 26, 2008. All share and per share data have been adjusted to reflect a 50-for-1 share split that became effective on February 14, 2011.

Ordinary shares.

On September 26, 2008, we issued 50 ordinary shares to Offshore Incorporations (Cayman) Limited for nominal consideration.

On October 20, 2008, we issued 200 ordinary shares to Joyluck Associates Limited for nominal consideration.

On April 16, 2009, in consideration of the services provided to our company, we issued 150,000,000, 124,999,750, 90,000,000, 85,000,000 and 50,000,000 ordinary shares to Frontier Technology Holdings Limited, Joy Union Holdings Limited, Universys Holdings Ltd., Charming China Limited and Top Ventures Resources Limited, respectively.

On May 6, 2009, we repurchased 25,000,000, 15,000,000 and 5,000,000 ordinary shares from Joy Union Holdings Limited, Frontier Technology Holdings Limited and Top Ventures Resources Limited, respectively, for nil consideration. On the same day, we repurchased 5,000,000 ordinary shares from Universys Holdings Ltd. at the price of US$0.0320 per share.

Preferred shares.

On May 6, 2009, we issued in a private placement 113,418,000, 9,931,500 and 1,650,500 Series A preferred shares to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., respectively, at a price of US$0.0400 per share.

Options and restricted shares.

We have granted to certain of our directors, executive officers, employees and a third-party consultant options to purchase our ordinary shares and restricted shares. As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 81,780,000 and we have 4,500,000 outstanding restricted shares. See “Management—Share Incentive Plans.”

Registration Rights

Pursuant to the shareholders’ agreement entered into in May 2009, we granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issued upon conversion of our preferred shares, ordinary shares issued as a dividend, or any other ordinary shares owned or acquired by purchasers of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of registrable securities then outstanding have the right, on no more than three occasions, to demand in writing, at any time after the third anniversary of the date of this agreement or six months following the completion of this initial public offering, whichever is earlier, that we file a registration statement to register their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected one registration pursuant to the same demand registration rights or on Form S-3 or Form F-3 within the six month period preceding the date of such request. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register any other shares during such 120 days period. Further, the underwriters of any underwritten offering may reduce on a pro rata basis the number of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation, provided that (i) the number of shares of registrable securities to be included in such underwriting and registration may not be reduced unless all other securities of us are first entirely excluded from the underwriting and registration; and (ii) at least 25% of shares of registrable securities requested by the holders of registrable securities to be included in such underwriting and registration are included in such underwriting and registration.

Form S-3 or Form F-3 Registration Rights. Holders of a majority of all registrable securities then outstanding have the right to request that we file a registration statement on Form F-3 or Form S-3. We, however, are not obligated to effect such registration if (i) Form S-3 or Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate anticipated price of such offering is less than US$500,000, (iii) we have, within six months period preceding the date of such request, already effected a registration from which the registrable securities of the holders are not excluded, or (vi) in any particular jurisdiction we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance. We may defer filing of a registration statement on Form F-3 or Form S-3 no more than once during any twelve month period for up to 120 days if our board of directors determines in good faith that filing such a registration statement will be materially detrimental to us and our shareholders, provided that we cannot register any of our other shares during such 120 day period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right or an S-3 or F-3 registration statement, or relating to an employee benefit plan, a corporate reorganization, or an exchange offer or offering of securities solely to our existing shareholders, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, and second to each of the requesting holders of registrable securities on a pro rata basis, as long as (i) the number of registrable securities included in an such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities, including ordinary shares held by any other person are first excluded.

Expenses of Registration. All registration expenses incurred in connection with any demand, piggyback or F-3 or S-3 registration, other than any underwriting discounts and commissions, selling commissions and applicable stock transfer taxes, will be borne by us.

Pursuant to the registration rights addendum entered into in May 2011, we intend to grant certain registration rights to Saban, subject to the completion of this offering, in connection with the transfer of ordinary shares from three of our shareholders to Saban. See “Corporate History and Structure.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. We have agreed to ensure that a poll is demanded at each meeting of shareholders so as to give effect to the votes submitted by or on behalf of the depositary in accordance with the instructions of holders. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. We anticipate that the 35 days’ notice required for annual general meetings will provide sufficient time for the depositary to solicit voting instructions. However, for extraordinary meetings, which may be called upon ten days’ notice, the depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have outstanding 7,187,500 ADSs representing approximately 19.9% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could materially and adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The foregoing restrictions do not apply to the issuance of ordinary shares represented by the ADSs to be sold in this offering and the sale of such ADSs or the exercises of options under employee share option plans existing on the date of this prospectus and described in this prospectus.

All of our officers, directors and existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs, ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

All of our ordinary shares outstanding prior to this offering and ordinary shares to be issued upon automatic conversion of our Series A preferred shares upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•	1% of our then total outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 72,325,000 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 10, 2010.

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and a 10% (20% in the case of non-PRC individual shareholders) income tax may be imposed on gains they recognize from transferring our shares or ADSs. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax” and “Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us and to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.”

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this prospectus and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to investors in special tax situations such as:

•	banks, insurance companies and other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our ADSs or ordinary shares, or a partner in such partnership, you should consult your tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For purposes of the discussion below of the U.S. federal income tax consequences to “U.S. Holders,” you are a U.S. Holder if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes, or the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received in taxable years beginning before January 1, 2013 may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year (discussed below), and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as we expect our ADSs (but not our ordinary shares) will be. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes, in which case, subject to certain conditions and limitations, such PRC tax would be eligible for credit against the holder’s U.S. federal income tax liability. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2011 or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects (including how the contractual arrangements with our affiliated entity, Shanghai Taomee, will be treated for purposes of the PFIC rules), and we cannot assure you that we will not be a PFIC for any taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, if the contractual arrangements with our affiliated entity, Shanghai Taomee, are not treated as ownership of stock, we may be a PFIC.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. For this purpose, “marketable stock” is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC.

If you make a mark-to-market election for the ADSs, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or other disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election if we are or become a PFIC, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9. U.S. Holders that are exempt from backup withholding may be required to complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. Under newly enacted legislation, certain individuals holding ADSs or ordinary shares other than in an account at certain U.S. financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Oppenheimer & Co. Inc.
Pacific Crest Securities LLC
Stifel, Nicolaus & Company, Incorporated
China International Capital Corporation Hong Kong Securities Limited

Total	7,187,500

The underwriting agreement provides that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase on a pro rata basis an aggregate of up to 1,078,125 additional ADSs from us at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs initially to the public at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$             per ADS. The underwriters and selling group members may allow a discount of US$             per ADS on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and other selling terms.

The following table summarizes the compensation we will pay:

	Per ADS		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment

Underwriting discounts and commissions paid by us	US$	US$	US$	US$

We have agreed to pay all fees and expenses we incur in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the sale of ADSs or ordinary shares to the underwriters, and (ii) grants of employee stock options pursuant to our 2009 and 2010 share incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriter waive, in writing, such an extension.

Our directors, executive officers, all of our shareholders, option holders and Saban have agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale—Lock-Up Agreements,” that they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waive, in writing, such an extension. The representatives may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representatives and any of our directors and executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up” period.

The representatives have informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell in excess of 5% of the ADSs being offered.

From time to time, certain of the underwriters and their affiliates have provided, and may continue to provide, investment banking, commercial banking and other services (including acting as agents and lenders under the new credit facility) to us and certain existing shareholders, for which they receive customary fees and commissions.

At our request, the underwriters have reserved for sale at the initial public offering price up to 7% of the ADSs being offered for certain of persons associated with the Company. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We have applied to list the ADSs on the New York Stock Exchange under the symbol “TAOM.”

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the underwriters. Among the primary factors that will be considered in determining the initial public offering price of the ADSs are: prevailing market conditions; our results of operations in recent periods; the present stage of our development; the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and estimates of our business potential. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Selling Restrictions

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made and only through a dealer duly registered under applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from the including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the ADSs has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/7 1/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs have not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of Companies Ordinance (Cap. 32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under the Ordinance.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and

U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan as amended. The ADSs have not been offered or sold and will be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macau.

Singapore. This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined under Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) and pursuant to Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA and pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are initially subscribed or purchased pursuant to an offer made in reliance of the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ADSs should only be sold in Singapore to institutional investors, relevant persons or any person pursuant to Section 275(1A) of the SFA.

Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person that is:

(a) a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law; or

(iv) as specified in Section 276(7) of the SFA.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities (the “FSA”), pursuant to section 84 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), and has not been filed with the FSA. The ADSs may not be offered or sold and will not be offered or sold to the public in the UK (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any ADSs except in circumstances in which section 21(1) of the FSMA does not apply to the Company. This prospectus is directed only at (i) persons who are outside the UK and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this offering circular relates is only available to and will only be engaged in with such persons and persons who do not fall within (ii) or (iii) above should not rely on or act upon this communication.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the New York Stock Exchange listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	10,557
New York Stock Exchange listing fee		125,000
Financial Industry Regulatory Authority Inc. filing fee		17,900
Printing and engraving expenses		250,000
Legal fees and expenses		1,300,000
Accounting fees and expenses		450,000
Miscellaneous		500,000

Total	US$	2,653,457

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Jun He Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and King & Wood with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2008, 2009 and 2010, and for each of the three years in the period ended December 31, 2010 and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

TAOMEE HOLDINGS LIMITED

INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2011

Page(s)
Unaudited condensed consolidated balance sheets as of December 31, 2010 and March 31, 2011	F-35
Unaudited condensed consolidated statements of operations for the three-month periods ended March 31, 2010 and 2011	F-36
Unaudited condensed consolidated statements of changes in equity and comprehensive income for the three-month periods ended March 31, 2010 and 2011	F-37
Unaudited condensed consolidated statements of cash flows for the three-month periods ended March 31, 2010 and 2011	F-38
Notes to the unaudited condensed consolidated financial statements	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

TAOMEE HOLDINGS LIMITED

We have audited the accompanying consolidated combined balance sheets of Taomee Holdings Limited (the “Company”) and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2008, 2009 and 2010, and the related consolidated combined statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2011

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	As of December 31,
	2008	2009	2010

Assets
Current assets:
Cash and cash equivalents	$348,477	$10,834,905	$43,087,134
Accounts receivable	134,863	799,544	438,243
Due from related parties	—	56,114	—
Prepayments and other current assets	159,070	615,765	1,358,678
Deferred tax assets—current	—	31,906	2,799,865

Total current assets	642,410	12,338,234	47,683,920
Investment in equity investees	—	48,952	1,035,710
Property and equipment, net	257,625	932,412	3,125,608
Acquired intangible asset	—	141,735	146,133
Other assets	—	—	1,040,813

Total assets	$900,035	$13,461,333	$53,032,184

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil, nil and 341,418 as of December 31, 2008, 2009 and 2010, respectively)	$—	$—	$344,698
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil, nil and nil as of December 31, 2008, 2009 and 2010, respectively)	—	21,917	—
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 499,729, nil and 38,826 as of December 31, 2008, 2009 and 2010, respectively)	499,729	366,129	38,826
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 47,077, 3,496,903 and 8,393,474 as of December 31, 2008, 2009 and 2010, respectively)	47,077	3,496,903	8,684,198
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 46,232, 1,904,342 and 10,783,198 as of December 31, 2008, 2009 and 2010, respectively)	46,232	1,904,342	10,783,198
Dividends payable (including dividends payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil, nil and nil as of December 31, 2008, 2009 and 2010, respectively)	—	—	8,950,000
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 171,068, 813,521 and 753,806 as of December 31, 2008, 2009 and 2010, respectively)	171,068	970,805	4,984,584
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of nil, 144,955 and 161,217 as of December 31, 2008, 2009 and 2010, respectively)	—	303,041	511,039

Total current liabilities	764,106	7,063,137	34,296,543

Commitments and contingencies (Note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.00002 par value; 125,000,000 shares authorized, issued and outstanding as of December 31, 2009 and 2010) (Redemption value $7,500,000)	—	5,158,810	5,627,390

Equity:
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 500,000,000 shares issued and outstanding as of December 31, 2008, 450,000,000 shares issued and outstanding as of December 31, 2009 and 2010)	10,000	9,000	9,000
Additional paid-in capital	992,813	988,088	1,158,534
Accumulated other comprehensive income	88,093	89,514	682,437
(Accumulated deficit) retained earnings	(954,977)	152,784	11,258,280

Total equity	135,929	1,239,386	13,108,251

Total liabilities, mezzanine equity and equity	$900,035	$13,461,333	$53,032,184

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2008	2009	2010
Revenues:
Online business, net	$125,464	$6,876,564	$33,682,849
Offline business, net	—	189,253	2,290,045

Total net revenues	125,464	7,065,817	35,972,894

Cost of services:
Online business	(115,427)	(1,912,507)	(5,165,602)
Offline business	—	(90,025)	(685,583)

Total cost of services	(115,427)	(2,002,532)	(5,851,185)

Gross profit	10,037	5,063,285	30,121,709

Operating income (expenses):
Product development expenses	(314,392)	(1,444,490)	(4,649,036)
Sales and marketing expenses	(182,629)	(892,634)	(1,569,972)
General and administrative expenses	(406,664)	(1,161,004)	(5,728,962)
Other operating income	—	—	278,250

Total operating expenses	(903,685)	(3,498,128)	(11,669,720)

Income (loss) from operations	(893,648)	1,565,157	18,451,989
Interest income, net	4,158	6,916	240,132
Other income (expenses), net	1,899	(10,115)	(115,345)

Income (loss) before income taxes and share of profit in equity investments	(887,591)	1,561,958	18,576,776

Income tax benefit (expense):
Current	—	(21, 906)	(7,204)
Deferred	—	(271,151)	2,510,931

Total income tax benefit (expense)	—	(293,057)	2,503,727

Income (loss) before share of profit in equity investments	(887,591)	1,268,901	21,080,503
Share of profit in equity investments	—	48,952	493,573

Net income (loss)	(887,591)	1,317,853	21,574,076
Deemed dividend on Series A convertible redeemable preferred shares	—	(210,092)	(468,580)

Net income (loss) attributable to holders of ordinary shares	$(887,591)	$1,107,761	$21,105,496

Earnings (loss) per share:
Basic	$(0.00)	$0.00	$0.04
Diluted	$(0.00)	$0.00	$0.04
Weighted average number of shares used in calculating earnings (loss) per share:
Basic	500,000,000	467,123,300	450,000,000
Diluted	500,000,000	467,123,300	458,482,370
Unaudited pro forma earnings per share (Note 2):
Basic			$0.04
Diluted			$0.04
Weighted average number of shares used in calculating unaudited pro forma earnings per share:
Basic			575,000,000
Diluted			583,482,370

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share and per share data, unless otherwise stated)

	Ordinary shares		Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive income	Total	Comprehensive (loss) income
	Shares	Amount
Balance as of January 1, 2008	500,000,000	$10,000	$992,813	$(67,386)	$33,257	$968,684
Net loss	—	—	—	(887,591)	—	(887,591)	$(887,591)
Foreign currency translation adjustment	—	—	—	—	54,836	54,836	54,836

Balance as of December 31, 2008	500,000,000	10,000	992,813	(954,977)	88,093	135,929	$(832,755)

Repurchase and cancellation of ordinary shares	(50,000,000)	(1,000)	(159,000)	—	—	(160,000)
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(210,092)	—	(210,092)
Capital contribution	—	—	81,054	—	—	81,054
Share-based compensation	—	—	73,221	—	—	73,221
Net income	—	—	—	1,317,853	—	1,317,853	$1,317,853
Foreign currency translation adjustment	—	—	—	—	1,421	1,421	1,421

Balance as of December 31, 2009	450,000,000	$9,000	$988,088	$152,784	$89,514	$1,239,386	$1,319,274

Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(468,580)	—	(468,580)
Share-based compensation	—	—	170,446	—	—	170,446
Dividends declared	—	—	—	(10,000,000)	—	(10,000,000)
Net income	—	—	—	21,574,076	—	21,574,076	$21,574,076
Foreign currency translation adjustment	—	—	—	—	592,923	592,923	592,923

Balance as of December 31, 2010	450,000,000	$9,000	$1,158,534	$11,258,280	$682,437	$13,108,251	$22,166,999

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$(887,591)	$1,317,853	$21,574,076
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	—	73,221	170,446
Depreciation and amortization	58,308	165,026	871,408
Share of profit in equity investments	—	(48,952)	(493,573)
Deferred income taxes	—	271,151	(2,510,931)
Loss on disposal of property and equipment	—	—	43,422
Changes in assets and liabilities:
Accounts receivable	(134,863)	(664,681)	361,301
Prepayments and other current assets	(151,392)	(453,490)	(76,423)
Other assets	—	—	(1,040,813)
Accounts payable	—	—	344,698
Income taxes payable	—	21,917	(21,917)
Due to related parties	—	—	38,826
Advance from customers	47,077	3,449,826	5,187,295
Deferred revenue	46,232	1,858,110	8,878,856
Accrued expenses and other current liabilities	156,124	799,579	3,685,152

Net cash provided by (used in) operating activities	(866,105)	6,789,560	37,011,823

Investing activities:
Purchases of property and equipment	(272,420)	(839,252)	(2,973,520)
Purchase of intangible asset	—	(141,669)	—
Loan repayment from related party	273,800	—	—
Collection of amounts due from related parties	—	—	56,114
Payment of loans to shareholders of a VIE	—	—	(366,129)
Investments in equity investees	—	—	(493,185)
Cash acquired from combination	—	21,893	—

Net cash provided by (used in) investing activities	1,380	(959,028)	(3,776,720)

Financing activities:
Proceeds from issuance of Series A preferred shares	—	5,000,000	—
Payment of preferred share issuance costs	—	(51,282)	—
Cash dividends paid	—	—	(1,050,000)
Capital contribution in a VIE	—	366,129	—
Proceeds from related party borrowings	499,729	—	—
Repayment of related party borrowings	—	(499,729)	—
Payment of initial public offering costs	—	—	(414,430)
Repurchase of ordinary shares	—	(160,000)	—

Net cash provided by (used in) financing activities	499,729	4,655,118	(1,464,430)

Effect of exchange rate changes	49,378	778	481,556

Net increase (decrease) in cash and cash equivalents	(315,618)	10,486,428	32,252,229

Cash and cash equivalents, beginning of the year	664,095	348,477	10,834,905

Cash and cash equivalents, end of the year	$348,477	$10,834,905	$43,087,134

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—	$21,917

Interest paid	$—	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$—	$—	$76,567
Initial public offering costs not yet paid	$—	$—	$252,060

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

1.	Organization and principal activities

Taomee Holdings Limited (the “Company”), all of its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of online entertainment platform, the provision of related offline products and services, and the production of films and animation series on television for children. The Group’s principal operations and geographic market are in the People’s Republic of China (“PRC”).

Prior to June 12, 2009, the business of the Group operated through the following two entities which were both registered in the PRC and each is owned by PRC citizens Mr. WANG Haibing, Mr. WEI Zhen, Mr. CHENG Yunpeng, Mr. ZENG Liqing and Mr. WANG Bin (collectively referred to as the “five shareholders”) with identical shareholdings—Shanghai Taomee Network Technology Co., Ltd. and Shanghai Qidong Information Technology Co., Ltd. (the two entities collectively referred to as the “Combined Entities”):

Entities under common ownership	Percentage of collective ownership	Date of incorporation or combination	Initial capital contribution
Shanghai Taomee Network Technology Co., Ltd. (“Shanghai Taomee”)	100%	October 8, 2007	$992,813
Shanghai Qidong Information Technology Co., Ltd. (“Shanghai Qidong”)	100%	March 4, 2009	$81,054

On September 26, 2008, the same five shareholders formed Taomee Holdings Limited in the Cayman Islands with identical shareholdings as the Combined Entities. Then a series of contemplated restructuring transactions occurred leading to preferred share financing in May 2009 for the purpose of reincorporation of Shanghai Taomee and Shanghai Qidong as variable interest entity (“VIE”) subsidiaries of the Company (the “Reorganization”). In May 2009, the Company issued Series A convertible redeemable preferred shares to third party investors. The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services, which include providing online entertainment platform services. The share and per share data relating to the ordinary shares issued to the five shareholders by the Company during the Reorganization are presented as if the recapitalization transactions occurred at the beginning of the first period presented.

As part of the Reorganization, the Company established Shanghai Shengran Information Technology Co., Ltd. (“Shanghai Shengran”), a wholly foreign owned enterprise in the PRC. Since the Company does not have any equity interests in Shanghai Taomee and Shanghai Qidong (the “VIEs”), in order to exercise effective control over their operations, on June 12, 2009, the Company, through its wholly owned subsidiary Shanghai Shengran, entered into a series of contractual arrangements with the VIEs and the five shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the five shareholders’ equity interests in the VIEs. These contractual arrangements include: (i) a Proxy Agreement under which each shareholder of the VIEs has assigned Shanghai Shengran all rights as a shareholder of the VIEs including voting rights, (ii) a Call Option Agreement under which the shareholders of the VIEs granted Shanghai Shengran an irrevocable and exclusive option to purchase all or a portion of their equity interests in the VIEs when and to the extent permitted by PRC law, (iii) a Business and Operation Agreement under which the shareholders of the VIEs have agreed that Shanghai Shengran shall direct the day-to-day operational and financial activities of the VIEs including electing directors and officers and hiring personnel, that the VIEs will not conduct any transactions which might substantially affect their assets and business operations without the prior written consent of Shanghai Shengran, and that the shareholders will unconditionally transfer to Shanghai Shengran, for no consideration, all dividends or other proceeds received from the VIEs in their capacity as shareholders, (iv) an Exclusive Technical and Marketing Services Agreement between the VIEs and Shanghai Shengran under which Shanghai Shengran is engaged by the VIEs as the exclusive provider of software services, technology support, and marketing services for a service fee, (v) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in the VIEs to Shanghai Shengran as collateral to secure their obligations under the agreement, and all benefits derived from the equity interests in the VIEs shall be the guarantee for the VIEs’ debt, and (vi) a Loan Agreement under which Shanghai Shengran shall provide interest-free loans of up to a total of RMB2.5 million (equivalent to $366,129) to the five shareholders of the VIEs for their respective capital contributions in the VIEs (Note 16). Under the above agreements, the shareholders of the VIEs irrevocably granted Shanghai Shengran the power to exercise all voting rights to which they were entitled. In addition, Shanghai Shengran has the option to acquire all of the equity interests in the VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Shanghai Shengran is entitled to receive service fees for certain services to be provided to the VIEs.

Through the contractual arrangements described above, the Company is deemed the primary beneficiary of the VIEs through Shanghai Shengran. Accordingly, the Group has consolidated the financial statements of the VIEs since the date the series of contractual agreements were signed and executed. The call option on subsidiary shares under the Call Option Agreement and the guarantee of subsidiary debt under the Share Pledge Agreement in the aforementioned contractual agreements have not been accounted for in the consolidated combined financial statements because those are effectively agreements between a parent and a consolidated subsidiary. The service fees under the Exclusive Technical and Marketing Services Agreement are eliminated upon consolidation.

The Group’s current ownership structure, and the contractual arrangements that Shanghai Shengran entered into with the consolidated VIEs and their equity owners are in compliance with all existing PRC laws and regulations. However, uncertainties exist regarding the interpretation and application of relevant PRC laws and regulations. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the current ownership structures of the Group and the contractual arrangements with its consolidated VIEs and their shareholders are found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures.

However, the Company believes that its ability to direct the activities of the VIEs that most significantly impact their economic performance is not affected by current PRC laws and regulations. Accordingly, the VIEs continue to be consolidated VIEs of the Group.

Moreover, there may be changes and other developments in the PRC laws and regulations or their interpretation that could affect the Group’s ability to control the VIEs and preclude the Group from consolidating the VIEs in the future.

The Group’s consolidated and combined financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through June 11, 2009 (immediately before the VIE agreements took effect), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from June 12, 2009 to December 31, 2009 and for the year ended December 31, 2010.

The subsidiaries and consolidated VIEs of the Company as of December 31, 2010 are as follows:

Name of subsidiaries and consolidated VIEs	Percentage of ownership	Date of incorporation or combination	Place of incorporation
Taomee Holdings (HK) Limited (“Taomee Hong Kong”)	100%	November 27, 2008	Hong Kong
Shanghai Shengran Information Technology Co., Ltd. (“Shanghai Shengran”)	100%	June 12, 2009	PRC
Shanghai Taomee Network Technology Co., Ltd. (“Shanghai Taomee”)	100%	October 8, 2007	PRC
Shanghai Qidong Information Technology Co., Ltd. (“Shanghai Qidong”)	100%	March 4, 2009	PRC
Shanghai Taomee Animation Co., Ltd. (“Shanghai Animation”)	100%	November 11, 2010	PRC

Summary financial information of the Group’s two VIEs included in the accompanying consolidated combined financial statements is as follows:

	December 31,
	2008	2009	2010
Total assets	$900,035	$8,839,406	$39,385,864

Total liabilities	$764,106	$6,722,305	$44,486,316

	For the year ended December 31,
	2008	2009	2010
Net revenues	$125,464	$7,065,817	$34,726,994

Net income (loss)	$(887,591)	$1,532,943	$(8,013,320)

2.	Summary of principal accounting policies

(a) Basis of presentation

The consolidated combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated combined financial statements reflect the operations of the Combined Entities through June 11, 2009 and the Group’s consolidated operations thereafter.

(b) Basis of consolidation

The consolidated combined financial statements include the financial statements of the Group, its subsidiaries and VIEs. All significant intercompany transactions and balances are eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated combined financial statements mainly include allowance for doubtful accounts, the useful life of in-game items, useful life and impairment for property and equipment and intangible asset, impairment of equity investments, future cash flow estimates for purposes of determining the fair value of the ordinary shares of the Company, assumptions related to the valuation of share-based compensation and related forfeiture rates, consolidation of VIEs and realization of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our combined consolidated financial statements, and actual results could differ materially from these estimates.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(e) Accounts receivable, net

Accounts receivable mainly consist of receivables from prepaid card distributors and royalties due from corporate customers, and are recorded net of allowance for doubtful accounts. The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. The Group recorded no allowance for doubtful accounts as of December 31, 2008, 2009 and 2010, respectively, as the risk of bad debt was remote.

(f) Investment in equity investees

Equity investment is comprised of investment in privately held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Equity method investments only include non-marketable investments.

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds.

(g) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	Lesser of the lease term or their estimated useful lives
Computers and office equipment	3-5 years
Software	Lesser of 5 years or the contracted term of use
Vehicles	4 years

(h) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There was no impairment charge recognized for the years ended December 31, 2008, 2009 and 2010.

(i) Acquired intangible asset

Intangible asset comprises a domain name that the Company purchased from a third party in 2009. The domain name is considered to have an indefinite useful life, as there is no legal or contractual limit to its terms of usage. The intangible asset is carried at cost less any accumulated impairment losses.

The Group tests the intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. There was no impairment charge recognized for the years ended December 31, 2009 and 2010.

(j) Film and television cost

Film and television costs include capitalizable production costs, production overhead, development costs and acquired production costs for the production of animated films and television which have been completed or are still in production. The costs are stated at the lower of cost, less accumulated amortization, or fair value. Marketing, distribution, and general and administrative costs are expensed as incurred.

Film production costs are capitalized and then amortized to expense when the films are completed and on release, together with any participation and residual costs, based on the ratio of the current period’s revenues to estimated remaining total revenues (“Ultimate Revenues”) from all sources on an individual production basis. Ultimate Revenues for film productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

Costs of film productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their carrying values is written off.

In September 2010, Shanghai Taomee entered into a collaborative arrangement with a third party film studio to jointly finance the production and distribution of an animation film. No entity was established to produce and distribute this film. Shanghai Taomee contributes the intellectual property in its cartoon figures and co-produce the film with the third party, and the third party is responsible for distribution of the film. Shanghai Taomee and the third party co-own the copyright and share the profit or loss of the film. The third party enters into contracts with film distributors and customers and is the primary obligor of those contractual relationships and the principal for the revenues to be generated from the film. The substance of the arrangement is a purchase of an economic interest in a film from the third party coupled with a sale of the intellectual property license of Shanghai Taomee’s cartoon figures. During production, the Group records the amount paid to the third party as its capitalized film costs up to the Group’s proportionate share of the actual cumulative film production costs that have been incurred by the third party, as the Group assumes full risk for that portion of the film asset acquired in this transaction. The Group shares the same estimates of ultimate revenue and ultimate participation costs as the other participant. When the film is released, the Group recognizes its share of the net profit due from the other participant as film revenue and amortizes the capitalized film costs as cost of film revenue on the consolidated combined statement of operations based on the ratio of the current period revenues to the estimated ultimate revenues and an estimated profit margin from the film. The Group records the prepayments and capitalized film costs under this arrangement in other assets on its consolidated combined balance sheet. Refer to Note 14(b) for a description of related contractual commitment.

(k) Revenue recognition

Online Business

The Group earns revenue primarily through developing and operating proprietary online virtual worlds. The Group provides such services to children via an online entertainment platform pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model. Since its inception, the Group has not licensed or otherwise marketed any of its proprietary software to third parties except in one instance which was immaterial.

For online services using the time-based model, users pay a subscription fee for calendar days of unlimited play on the online platform. The Group recognizes revenue generated from subscription fees based on the number of calendar days on which the users are provided the services.

For the item-based model, revenue is recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, revenue is recognized upon consumption. For virtual premium items with no predetermined expiration (“permanent items”), revenue is recognized ratably over the estimated average lives of the permanent items, which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. The Group recognized $1,150, $1,038,201 and $12,992,892 gross revenue from virtual premium items in the item-based model for the years ended December 31, 2008, 2009 and 2010, respectively. The Group estimates the average lives of the permanent items based on an assessment of its historical data and user behavior patterns, including the average period that users typically stay on the platform, the age group of the target users, and the number of active paying users in the virtual worlds, and the promotional events launched, with reference to industry research data. The Group assesses the estimated lives of premium items periodically. If there are indications of any significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, the Group did not have sufficient historical data from its virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all its virtual worlds. Effective on July 1, 2010, the Group changed the accounting estimate of the useful life of the permanent items in Mole’s World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole’s World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. Due to the lack of sufficient historical data for its other virtual worlds, the Group has not changed the estimate for the useful life of permanent items in the other virtual worlds. The Group will continue to monitor the user behavior patterns of each of its virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

The revenues are recorded net of sales discounts and rebates to the distributors. The cost of providing free virtue items as a result of promotional activities was immaterial for each of the three years presented.

Users pay subscription fees and purchase virtue items using the Group’s virtual currency, which can be purchased via various distribution channels, such as the prepaid cards sold by the Group, third party prepaid cards, online payment channels, and via Short Message Services (“SMS”) through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds that the Group receives directly from end users for sales of online points are recorded as deferred revenues, while proceeds received from sales of online points to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, the Group records net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of online points, advances from customers are immediately transferred to deferred revenues.

Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have never been activated are recognized as other operating income upon expiration of the cards. The Group had recognized nil, nil and $41,801 in other operating income in connection with expired prepaid cards for the years ended December 31, 2008, 2009 and 2010, respectively.

Offline Business

Revenues from the Group’s offline business mainly include licensing income and royalty fees for licensing the Group’s proprietary cartoon figures to merchandisers and book publishers, and revenue from selling books and merchandise which bear those figures. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

In certain of the merchandise licensing arrangements, the Group receives a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from nonrefundable advances and minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of its merchandise licensing arrangements, the Group receives a fixed royalty fee from the licensee over the contract period. The Group recognizes this type of royalty revenue ratably over the contract period.

Revenues from selling books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

Sales tax

The Group is subject to sales tax at a rate of 5% and related surcharges on revenue earned for online services and licensing revenue provided in the PRC. The Group presents revenue net of sales taxes incurred.

(l) Advance from customers and deferred revenue

For online services, online points that have been sold but not activated yet are recognized as advance from customers. Online points that have been activated but for which online entertainment services will be rendered in the future are recognized as deferred revenue. Under the time-based model, deferred revenue is recognized as revenue based on the calendar days on which the online services are provided to the end users. Under the item-based model, deferred revenue represents the amounts of unamortized permanent items and unconsumed items. For offline services, advance from customers represents the unamortized balance of advance royalty fees paid by licensees.

(m) Cost of services

Cost of revenues consists of salaries and benefits, bandwidth leasing fees, depreciation and amortization of computer equipment and software, production cost for prepaid cards, cost for books and merchandise, intangible asset amortization and other overhead expenses directly attributable to the services provided and other direct costs.

(n) Product development costs

Product development costs consist primarily of payroll and other overhead expenses related to the research and development activities.

The Group expenses software development costs incurred prior to reaching of technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After a virtual world is released, the capitalized product development costs are amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and, as a result, all software development costs have been expensed as incurred.

(o) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of $124,813, $763,271 and $942,826 for the years ended December 31, 2008, 2009 and 2010, respectively, were expensed as incurred.

(p) Government subsidies

The Group receives unrestricted cash subsidies of nil, nil and $236,449 for the years ended December 31, 2008, 2009 and 2010, respectively, from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to business tax and income tax paid by the Group. These subsidies were an incentive to the Group to establish business within a particular geographic area in China and do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Company in any manner it deems appropriate. The Company has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other operating income in the consolidated combined statements of operations.

(q) Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis, over the requisite service period of the award, which is generally the vesting period of the award. The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

	Years ended December 31,
	2008		2009	2010
Includes share-based compensation related to:
Cost of services	$		$967	$14,777
Product development expenses		—	10,125	80,923
Other selling and marketing expenses		—	171	69,137
General and administrative expenses		—	61,958	5,609

		$—	$73,221	$170,446

(r) Operating leases

Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of assets remain with the leasing company. Payments made under operating leases net of any incentives received are charged to the consolidated combined statements of operations on a straight-line basis over the lease periods.

(s) Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated combined financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The Group recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interest and/or penalties related to uncertain tax positions in income tax expense.

(t) Foreign currency translation

The functional currency and reporting currency of Taomee Holdings Limited and Taomee Hong Kong are the United States dollar (“U.S. dollar”). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated combined statements of operations.

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated into the U.S. dollar at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated into the U.S. dollar using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of accumulated other comprehensive income in the consolidated combined statements of changes in equity and comprehensive income (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB2,381,704, RMB42,951,235 and RMB 278,787,882 as of December 31, 2008, 2009 and 2010, respectively.

(u) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss), and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated combined statements of changes in equity and comprehensive income (loss).

(v) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, due from related parties and accounts receivable. All of the Group’s cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells online services and premium items primarily through sales of prepaid cards to its customers via Guangzhou New Fanlian Digital Technology Co., Ltd., a distributor before December 2009. Starting from December 2009, the Group sells its prepaid cards to its customers via various regional and provincial distributors, among which Guangzhou New Fanlian Digital Technology Co., Ltd. was the biggest distributor.

(w) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, due from related parties, and due to related parties, are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

(x) Earnings (loss) per share

The Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participate in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income (loss) applicable to the holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. Diluted earnings (loss) per share are computed using the more dilutive of the two-class method or the if-converted method.

(y) Recently issued accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009 the adoption of which did not have a material impact on the financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect that the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated combined financial statements.

In April 2010, the FASB issued ASU 2010-13, "Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated combined financial statements.

(z) Unaudited pro forma earnings per share

Pro forma basic and diluted earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the weighted average number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A convertible redeemable preferred shares.

3.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	December 31,
	2008	2009	2010
Advances to suppliers	$9,291	$11,160	$37,432
Other receivables	142,509	481,593	172,760
Other prepaid expenses	7,270	123,012	1,148,486

	$159,070	$615,765	$1,358,678

4.	Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2008	2009	2010
Leasehold improvements	$47,054	$214,312	$1,433,525
Computers and office equipment	271,580	875,792	2,277,367
Vehicle	—	—	137,098
Software	—	31,293	89,060
Construction in progress	—	—	34,765

	318,634	1,121,397	3,971,815
Less: accumulated depreciation and amortization	(61,009)	(188,985)	(846,207)

Property and equipment, net	$257,625	$932,412	$3,125,608

Depreciation and amortization expense for property and equipment was $58,308, $165,026, and $871,408 for the years ended December 31, 2008, 2009 and 2010, respectively. Construction in progress represents the leasehold improvements currently in progress relating to the leased office space.

5.	Investment in equity investees

In December 2009, the Company obtained a 20% equity interest in Elyn Corporation (“Elyn”) and its wholly owned subsidiary Taiwan Taomee Co., LTD (“Taiwan Taomee”) and 20% indirect holding through a nominal shareholder (a director of the Company) in exchange for, as consideration, a three-year exclusive right to operate three virtual worlds on the Group’s online entertainment platform in Taiwan and other areas in Asia. The fair value of the exclusive operating right contributed by the Company was $1,666,680. As the Company has the ability to exercise significant influence over Elyn, the Group accounts for this investment using the equity method of accounting. The Group’s equity in profit of Elyn in 2009 and 2010 was $48,952 and $546,437, respectively, and was recognized as share of profit in equity investment in the consolidated combined statements of operations.

In October 2010, pursuant to an equity investment agreement entered into with Shenzhen Decent Investment Limited (Note 16) and two individuals unrelated to the Group to form Shenzhen Ruigao Information Technology Co., Ltd. (“Ruigao”) in the PRC for the purpose of developing console games, Shanghai Taomee obtained a 17.65% equity interest in Ruigao for cash consideration of $986,370 with 50% injected in October 2010 and the remaining consideration to be invested in 2011. As Shanghai Taomee can appoint one of a total of three directors on the board and has the ability to exercise significant influence over Ruigao, the Group accounts for this investment using the equity method of accounting. The Group’s equity in loss of Ruigao in 2010 was $52,864 and was recognized as share of loss in equity investment in the consolidated combined statement of operations.

The Group assessed the equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information and did not record any impairment for the years ended December 31, 2009 and 2010.

6.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009	2010
Other taxes payable	$15,220	$224,539	$1,429,821
Accrued employee payroll and welfare	104,233	652,425	2,162,902
Other payables	51,615	93,841	1,391,861

	$171,068	$970,805	$4,984,584

Other taxes payable mainly consist of sales tax payable. The Group’s PRC subsidiary and VIEs are subject to business tax at a rate of 5% on sales related to service rendered. The Group is also required to withhold PRC individual income tax on employees’ payroll for remittance to the tax authorities.

7.	Series A convertible redeemable preferred shares

On May 6, 2009, the Group issued 125,000,000 shares of Series A convertible redeemable preferred shares, par value $0.00002, at $0.04 per share (“Preferred Shares”) for aggregate cash proceeds of $4,948,718, net of direct and incremental equity issuance costs of $51,282 to new investors (the “Investors”). As the Preferred Shares were negotiated with independent third party investors, the cash proceeds received represented the fair value of the issued Preferred Shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated combined statements of operations and amounted to $210,092 and $468,580, respectively for the years ended December 31, 2009 and 2010. The Group accreted a deemed dividend for the Preferred Shares because it was probable that the Preferred Shares will become redeemable on or after the Redemption Date (as defined below) because (i) a Qualified Public Offering (as defined below) is generally not considered to be probable of occurrence until such an offering is effective, and (ii) by converting into ordinary shares at any time before the Redemption Date, the holders would lose an opportunity to receive higher return from the redemption price at 150% of the original purchase price.

Given the nature of certain key terms of the Preferred Shares as listed below, the Company has classified the Preferred Shares as mezzanine equity:

Conversion

Each holder of Preferred Shares will have the right, at its sole discretion, to convert all or any portion of its Preferred Shares into ordinary shares at any time. The initial conversion price will be the purchase price of $0.0400 per share, resulting in an initial conversion ratio of 1-for-1.

The Preferred Shares will be automatically converted into ordinary shares at the applicable conversion price upon the closing of a registered public offering of the Company’s ordinary shares with gross proceeds to the Company of at least $50,000,000 at a pre-offering Company valuation of at least $200,000,000 or more (a “Qualified Public Offering”).

The conversion price and ratio will be subject to adjustment for share splits, share dividends, recapitalizations and similar transactions. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. As of December 31, 2010, no adjustments to the conversion prices had occurred.

As the automatic conversion was contingent upon the Qualified Public Offering, the conversion feature that is exercisable upon a contingent event occurring that is not within the control of the holder is a contingent Beneficial Conversation Feature (“BCF”), which is not required to be recognized at inception.

Redemption

At any time on or after the fifth anniversary of the Preferred Shares issue date (the “Redemption Date”), at the option of the holders of a majority of the outstanding Preferred Shares, the Company shall redeem up to all the outstanding Preferred Shares held by such holder at a redemption price per Preferred Share equal to 150% of the original issue price, plus all declared but unpaid dividends up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

After the Company receives the redemption notice, the ordinary shareholders may offer to purchase the Preferred Shares at the same price and terms to those of the redemption by the Company. If the Company fails to redeem the Preferred Shares in whole or in part on the Redemption Date, the ordinary shareholders shall pledge to the holders of the Preferred Shares requesting redemption that number of ordinary shares equal to the remaining shares of the unredeemed Preferred Shares at the then-effective conversion rate (the “Pledged Shares”). If within 12 months of the Redemption Date, neither the Company or the ordinary shareholders has paid to the holders of the Preferred Shares the redemption price, the Pledged Shares shall transfer to the holders of the Preferred Shares requesting redemption on a pro rata basis based on the number of unredeemed Preferred Shares.

Dividends

No dividend, whether in cash, in property or in shares of the Company, shall be paid on any other classes of shares of the Company, unless and until a dividend in like amount is paid in full on each Preferred Share. If dividends are to be paid on ordinary shares, the matching dividends to be paid to the holders of the Preferred Shares shall be calculated on an as-converted basis.

Liquidation preference

In the event of voluntary or involuntary liquidation, the holders of the Preferred Shares shall be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to the Total Investment Amount (the total amount that the Investors have invested or will invest) and any declared but unpaid dividends. After such payment has been paid to holders of the Preferred Shares, any remaining assets or proceeds of the Company shall be distributed to the holders of ordinary shares and the Preferred Shares pro rata on an as-converted basis.

If the aggregate assets and funds are below the Threshold Amount (determined by dividing the three times of the Total Investment Amount by the then shareholding percentage of the Investors), the above liquidation preference shall apply, provided that, if the total amount of the liquidation preference of the Preferred Shares plus the amount obtained by the Investors through pro rata distribution shall be capped at 300% of the Total Investment Amount.

If the aggregate assets and funds exceed the Threshold Amount, the aggregate assets and funds shall be distributed ratably among the ordinary shareholders and the holders of the Preferred Shares on an as-converted basis.

The following events shall be treated as a liquidation unless waived in writing by the holders of Preferred Shares: (i) the acquisition of the Company or its affiliate by another entity by means of any transaction or series of related transactions (including reorganization, consolidation or merger) that results in the transfer of more than 50% of the outstanding voting power of the Company or its affiliate such that the shareholders of the Company or its affiliate do not retain a majority of the voting power in the surviving entity; (ii) a sale of all or substantial parts of the assets of the Company or its affiliate, excluding any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.

Voting rights

All common shares have one vote each. Each Preferred Share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such manners.

The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	Years ended December 31,
	2008	2009	2010
Balance at January 1	$—	$—	$5,158,810
Issuance of Series A convertible redeemable preferred shares	—	4,948,718	—
Deemed dividend on Series A convertible redeemable preferred shares	—	210,092	468,580

Balance at December 31	$—	$5,158,810	$5,627,390

8.	Ordinary Shares

In September 2008, the Company was formed with 50 shares issued and outstanding at par value of $0.00002. In October 2008, the Company further issued 200 shares at par value to its shareholders. In April 2009, the Company issued 499,999,750 ordinary shares at par to the five shareholders of the Combined Entities with identical shareholdings in connection with the Reorganization. The share and per share data relating to the above ordinary share issuances to the five shareholders during the Reorganization (Note 1) are presented as if these non-substantive recapitalization transactions occurred at the beginning of the first period presented.

In May 2009, the Company repurchased 5,000,000 ordinary shares from an employee shareholder for total cash proceeds of $160,000. The repurchased shares were cancelled by the Company immediately after such transfer. This repurchase resulted in a compensation charge of $61,560, which was the difference between the cash consideration paid and the aggregate fair value of the ordinary shares on the repurchase date at $0.02 per share.

Determining the fair value of ordinary shares requires making complex and subjective judgments. The Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline companies’ approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using an option pricing model under three scenarios (liquidation, redemption, and IPO) among the different classes of shares of the Company to determine the fair value of ordinary shares and the Preferred Shares. The allocation model considers the Preferred Shares and the ordinary shares as call options on the Company’s equity value, with exercise prices based on the liquidation preference or redemption amount of the Preferred Shares under different scenarios. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk-free interest rate.

In conjunction with the Reorganization (Note 1) leading to Series A preferred share financing in May 2009, three of the five shareholders of the Company transferred to the Company a total of 45,000,000 ordinary shares for no consideration. Those shares were cancelled by the Company immediately after such transfer. Simultaneously, the Company authorized the reservation of up to 45,000,000 ordinary shares, for the purpose of setting up an employee stock option plan of the Company.

In October 2009, four of the five shareholders of the Company sold a total of 24,800,000 ordinary shares to a new third party investor at $0.04 per share for an aggregate consideration of $1,000,000. This transaction was deemed a shareholder level transaction with no impact on the Group’s consolidated combined financial statements.

9.	Dividends Payable

On November 15, 2010, the board of directors of the Company approved and declared a cash dividend of US$10,000,000 paid out of net distributable profits to the shareholders of the Company who were registered members of the Company as of October 31, 2010. The total dividends payable as of December 31, 2010 was $8,950,000.

10.	Share-based Compensation

Prior to 2009, the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

On May 6, 2009, the Board of Directors of the Company approved the 2009 Share Incentive Plan, which authorized the issuance of options to purchase up to 45,000,000 ordinary shares to the Group’s employees, directors, and consultants, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. For the years ended December 31, 2009 and 2010, 10,500,000 and 35,175,000 options were granted to the employees of the Group at exercise prices at $0.04 and $0.07, respectively, and these awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary after the grant date.

On June 13, 2010, the Board of Directors of the Company further approved the 2010 Share Incentive Plan, which authorized the issuance of options to purchase up to 55,000,000 ordinary shares to employees, directors, and consultants of the Group, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. As of December 31, 2010, no options were granted under the 2010 option plan.

The weighted-average grant date fair value for options granted during the years ended December 31, 2009 and 2010 was $0.01 and $0.03, respectively. No options were exercised during the years ended December 31, 2009 and 2010. The Group recognized share-based compensation expense related to granted share options of $11,661 and $170,446 in the consolidated combined statements of operations in 2009 and 2010, respectively.

The grant date fair value of the options granted in 2009 and 2010 was estimated using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

The key assumptions used in the Black-Scholes-Merton option-pricing model were as follows:

	2009	2010
Risk-free interest rate	3.48%	3.36%
Expected term	6.25 years	6.25 years
Expected volatility rate	63.70%	51.00%
Dividend yield	0%	0%

In determining the fair value of the Company’s ordinary shares underlying the options granted in 2009 and 2010, the Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline comparables method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management’s expectation on IPO event) to determine the fair value of ordinary shares. Under the option-pricing method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the Company. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield and risk free interest rate.

A summary of the options activities for the year ended December 31, 2010 and the information regarding the options outstanding as of December 31, 2010 were as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2010	10,250,000	$0.04	3.5 years	89,626
Granted	35,175,000	$0.07	—
Forfeited	(1,755,000)	$0.04	—

Options outstanding at December 31, 2010	43,670,000	$0.06	3.3 years	12,394,550

Options vested or expected to vest at December 31, 2010	43,670,000	$0.06	3.3 years	12,394,550

Options exercisable at December 31, 2010	—	$—	—

As of December 31, 2010, there was $1,011,976 in total unrecognized compensation expense related to unvested options granted under the option plan, which is expected to be recognized over a weighted-average period of 3.3 years.

11.	Taxation

Cayman Islands

The Group is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during each of the three years ended December 31, 2010. Therefore, no Hong Kong profit tax has been provided for in the years presented.

PRC

Pursuant to PRC New Corporate Income Tax Law effective January 1, 2008, the Group’s VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the EIT Law and the Income Tax Law of the People’s Republic of China.

In April 2009, Shanghai Taomee obtained a Software Enterprise Certification (the “Certification”), which was effective on January 1, 2009. An enterprise having such Certification is entitled to two years’ exemption and three years’ 50% reduction in corporate income tax (the “tax holiday”). Shanghai Taomee was subject to an income tax rate of 0% for both 2009 and 2010. Shanghai Taomee’s tax holiday period was approved by relevant tax authorities in May 2010.

In September 2010, Shanghai Shengran also obtained a Software Enterprise Certification and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.

Shanghai Qidong and Shanghai Animation were subject to an income tax rate of 25%.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident and beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As such, as of December 31, 2010, the Group recorded deferred tax liabilities for the withholding tax of the undistributed profits of Shanghai Shengran.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. Due to legal restrictions, the equity shares of the VIEs cannot be transferred to Shanghai Shengran in the foreseeable future. As such, as of December 31, 2010, the Group recorded deferred tax liabilities attributable to the undistributed earnings in its VIEs.

The Group made its assessment of the level of authority for each of its uncertain tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group’s total liabilities or equity. At December 31, 2008, 2009 and 2010, the amounts of gross unrecognized tax benefits were zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 (year of incorporation) through 2010 on transfer pricing and other tax matters.

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	Years ended December 31,
	2008	2009	2010
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	(0.9)%	0.5%	(0.1)%
Effect of different tax rate of group entity operating in other jurisdictions	—	0.5%	(0.4)%
Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	—	—	(14.0)%
Effect of tax holidays granted to PRC subsidiaries, current income tax impact	(28.7)%	(19)%	(21.4)%
Effect of additional research and development of new technology, products, and processes (“R&D”) deduction	4.6%	(7.6)%	(3.1)%
Withholding tax on undistributed earnings	—	18.8%	0.9%

Effective tax rate	0.0%	18.2%	(13.1)%

Tax that would otherwise have been payable without tax holidays amounted to nil, $784,791 and $4,090,167 in 2008, 2009 and 2010, respectively, representing a decrease in basic earnings per share of $nil, $0.00 and $0.01 and a decrease in diluted earnings per share of $nil, $0.00 and $0.01 in 2008, 2009 and 2010, respectively. Expenditures incurred for R&D qualify for deductions at 150% of the actual R&D expenditures for the current period.

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008	2009	2010
Deferred tax assets:
Deferred revenue and advance from customers	$—	$—	$2,433,425
Other	—	31,906	366,440

Net deferred tax assets	$—	$31,906	$2,799,865

Deferred tax liabilities:
Withholding tax on Shanghai Shengran	$—	$20,620	$481,302
Undistributed earnings of VIEs	—	282,421	—
Other	—	—	29,737

Net deferred tax liabilities	$—	$303,041	$511,039

Deferred tax assets are analyzed as:
Current	$—	$31,906	$2,799,865
Non-Current	—	—	—

	$—	$31,906	$2,799,865

Deferred tax liabilities are analyzed as:
Current	$—	$303,041	$511,039
Non-Current	—	—	—

	$—	$303,041	$511,039

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize all the benefits of these deductible differences as of December 31, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

12.	Employment benefits and profit appropriation

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated combined statements of operations for such employee benefits amounted to $19,533, $148,784 and $744,512 for the years ended December 31, 2008, 2009 and 2010 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

13.	Restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $nil, $488,005 and $2,009,740 as of December 31, 2008, 2009 and 2010, respectively. In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of $992,813, $4,004,684 and $4,759,492 as of December 31, 2008, 2009 and 2010, respectively, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2008, 2009 and 2010, approximately $992,813, $4,492,689 and $6,769,232, respectively, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

14.	Commitments and contingencies

(a) Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for 2008, 2009 and 2010 were $83,036, $293,964 and $1,003,291, respectively.

As of December 31, 2010, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2011	$2,520,050
2012	1,050,495

$3,570,545

(b) Contractual commitment

In September 2010, Shanghai Taomee entered into an agreement with a third party to jointly invest in the production and distribution of an animation film with the Group’s cartoon figures. The parties will invest a total of RMB12,000,000 (equivalent to $1,811,950) in the production and exploitation costs under the agreement, of which Shanghai Taomee will contribute RMB4,800,000 (equivalent to $724,780) and the third party will contribute RMB7,200,000 (equivalent to $1,087,170) on installments. As of December 31, 2010, Shanghai Taomee paid RMB1,200,000 (equivalent to $181,195) in total and shall pay the remaining RMB3,600,000 (equivalent to $543,585) in 2011.

(c) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, the Group doesn’t have any pending legal or administrative proceeding to which the Group is a party and the Group believe it will not have a material adverse effect on the business or financial condition.

15.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
Basic earnings (loss) per share:
Net income (loss)	$(887,591)	$1,317,853	$21,574,076
Less:
Deemed dividend on Series A convertible redeemable preferred shares	—	(210,092)	(468,580)
Amounts allocated to preferred shares for participating rights to dividends	—	(165,750)	(4,588,151)

Net income (loss) attributable to ordinary shareholders—basic and diluted	$(887,591)	$942,011	$16,517,345

Weighted average ordinary shares outstanding—basic	500,000,000	467,123,300	450,000,000

Basic earnings (loss) per share	$(0.00)	$0.00	$0.04

Diluted earnings (loss) per share:
Net income (loss) attributable to ordinary shareholders-basic and diluted	$(887,591)	$942,011	$16,517,345

Weighted average ordinary shares outstanding—basic	500,000,000	467,123,300	450,000,000
Stock options	—	—	8,482,370

Weighted average ordinary shares outstanding-diluted	500,000,000	467,123,300	458,482,370

Diluted earnings (loss) per share	$(0.00)	$0.00	$0.04

Pro Forma earnings per share (unaudited):
Net income attributable to ordinary shareholders—basic and diluted			$16,517,345
Add back:
Amounts allocated to preferred shares for participating rights to dividends			4,588,151

Net income attributable to ordinary shareholders—basic and diluted—pro forma (unaudited)			$21,105,496

Share used in computation basic earnings per share			450,000,000
Plus:
Assumed conversion of preferred shares (unaudited)			125,000,000

Weighted-average ordinary shares outstanding-basic-pro forma (unaudited)			575,000,000
Plus:
Share options			8,482,370

Weighted-average ordinary shares outstanding-diluted-pro forma (unaudited)			583,482,370

Pro forma earnings per share-basic (unaudited)			$0.04

Pro forma earnings per share-diluted (unaudited)			$0.04

For the years ended December 31, 2008, 2009 and 2010, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings (loss) per share as their effects would have been anti-dilutive. Such outstanding securities consisted of the following:

	For the years ended December 31,
	2008	2009	2010
Series A convertible redeemable preferred shares	—	125,000,000	125,000,000
Outstanding employee options	—	10,250,000	35,175,000

Total	—	135,250,000	160,175,000

16.	Related party transactions

The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
WANG Haibing	Co-founder and CEO
WEI Zhen	Co-founder and CTO
CHENG Yunpeng	Co-founder and COO
ZENG Liqing	Director and principal shareholder
WANG Bin	Principal shareholder before May 2009
Shenzhen Decent Investment Limited (“Decent Investment”)	Controlled by ZENG Liqing

Shenzhen ParaEngine Corporation (“PE”)	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Shenzhen 7th Road Technology Co., Ltd. (“7th Road”)	Significantly influenced by ZENG Liqing who is a director
Shenzhen Ruigao Information Technology Co., Ltd. (“Ruigao”)	Equity investee of the Group

In November 2008, ZENG Liqing provided a $499,729 interest-free loan to Shanghai Taomee. Shanghai Taomee paid off the loan in April and May 2009.

In March 2009, the five shareholders paid their pro rata share of a RMB2,500,000 increase (equivalent to $366,129) in the registered capital of Shanghai Taomee. In June 2009, as part of the Reorganization (Note 1), the five shareholders signed a loan agreement with Shanghai Shengran to obtain interest-free loans in a total amount of $366,129 for their respective contributions to the capital of Shanghai Taomee. Shanghai Shengran did not make any loans to the five shareholders as of December 31, 2009, resulting in amounts due to the shareholders of $366,129. Shanghai Shengran subsequently paid the loans in full to the five shareholders in December 2010.

In June 2009, Shanghai Taomee entered into an agreement with PE for developing and operating a 3-D online virtual world for children. For the years ended December 31, 2009 and 2010, Shanghai Taomee has paid $14,638 and $31,208 royalties to PE, respectively. As of December 31, 2010, the Group had an amount due to PE of $2,076.

As of December 31, 2009, there was $56,114 outstanding balance due from the five shareholders. The amount was settled in December 2010.

In September 2010, Shanghai Taomee entered into an operating agreement with 7th Road for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by 7th Road. For the year ended December 31, 2010, Shanghai Taomee paid $71,071 royalties to 7th Road pursuant to this agreement. As of December 31, 2010, the Group had an amount due to 7th Road of $36,750.

17.	Segment and geographic information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations data by two segments, online business and offline business, when making decisions about allocating resources and assessing performance of the Group. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments.

The Group’s chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not feasible to show profit or loss by reportable segments. Also, the Group’s chief operating decision maker does not assign assets to these segments. No asset information by segment is provided to the chief operating decision maker.

The Group has two reportable segments: online business and offline business. The online business segment is responsible for developing and operating online virtual worlds and operating certain licensed online services. The offline business segment is responsible for licensing the Group’s proprietary cartoon figures to merchandisers and book publishers as well as producing films and animation series featuring the Group’s cartoon figures.

Year ended December 31, 2008	Online Business	Offline Business	Total
Revenue	$127,697	$—	$127,697
Less: sales tax and related taxes	2,233	—	2,233

Net revenue	125,464	—	125,464
Less: cost of services	115,427	—	115,427

Gross profit	$10,037	$—	$10,037

Year ended December 31, 2009	Online Business	Offline Business	Total
Revenue	$7,491,593	$208,447	$7,700,040
Less: sales tax and related taxes	615,029	19,194	634,223

Net revenue	6,876,564	189,253	7,065,817
Less: cost of services	1,912,507	90,025	2,002,532

Gross profit	$4,964,057	$99,228	$5,063,285

Year ended December 31, 2010	Online Business	Offline Business	Total
Revenue	$36,496,631	$2,412,539	$38,909,170
Less: sales tax and related taxes	2,813,782	122,494	2,936,276

Net revenue	33,682,849	2,290,045	35,972,894
Less: cost of services	5,165,602	685,583	5,851,185

Gross profit	$28,517,247	$1,604,462	$30,121,709

The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

18.	Subsequent events

The Group has evaluated subsequent events through April 27, 2011, the date the financial statements are available to be issued.

On January 4, 2011, the Company granted options to the employees of the Group and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.36 per share. The 2,500,000 options were in exchange for consulting services over the next four years. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The fair value of the stock options as of the grant date was US$3,605,856 in the aggregate, or US$0.19 per share.

On February 14, 2011, the Company’s shareholders approved and executed a 50-for-one share split of the Company’s shares capital. Each ordinary share and each Series A convertible redeemable preferred share of the Company is subdivided into 50 shares at a par value of $0.00002. The preferred shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.

On February 25, 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn Corporation that had been indirectly held by a nominal shareholder on its behalf. Of the 10.5% equity interest in Elyn, 9.14% was sold to the Series A shareholders of the Company and 1.36% was sold to a third party investor for US$3,385,000, and US$500,000, respectively in cash. At the same time, the nominee shareholding agreement was terminated. The Company shall retain 29.5% equity in Elyn after this transaction and shall continue using the equity method to account for its investment in Elyn.

In February and March 2011, Shanghai Taomee paid the remaining 50% (Note 5) of the cash consideration to obtain the 17.65% equity interest in Ruigao.

In March 2011, the Company paid US$2,550,000 of the US$10,000,000 cash dividend that had been declared on November 15, 2010.

ADDITIONAL FINANCIAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

TAOMEE HOLDINGS LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	As of December 31,
	2008	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$—	$546,321	$299,696
Prepayments and other current assets	—	—	278,957

Total current assets	—	546,321	578,653

Investments in subsidiaries	135,929	5,962,923	27,856,743
Investments in an equity investee	—	48,952	595,389

TOTAL ASSETS	135,929	6,558,196	29,030,785

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Amount due to subsidiaries	$—	$160,000	$1,160,000
Dividends payable	—	—	8,950,000
Accrued expenses and other current liabilities	—	—	185,144

Total liabilities	—	160,000	10,295,144

Mezzanine equity
Series A preferred shares (US$0.00002 par value, 125,000,000 shares authorized, issued and outstanding as of December 31, 2009 and 2010) (Redemption value $7,500,000)	—	5,158,810	5,627,390

Equity
Ordinary shares	10,000	9,000	9,000
Additional paid-in capital	992,813	988,088	1,158,534
Accumulated other comprehensive income	88,093	89,514	682,437
(Accumulated deficit) retained earnings	(954,977)	152,784	11,258,280

Total equity	135,929	1,239,386	13,108,251

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$135,929	$6,558,196	$29,030,785

ADDITIONAL FINANCIAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

TAOMEE HOLDINGS LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	Years Ended December 31,
	2008	2009	2010
Total cost of services	$—	$967	$14,777

Gross loss	—	(967)	(14,777)

Operating expenses:
Product development expenses	—	10,125	80,924
Sales and marketing expenses	—	171	5,610
General and administrative expenses	—	64,429	172,003

Total operating expenses	—	74,725	258,537

Loss from operations	—	(75,692)	(273,314)
Interest income, net	—	74	54

Loss before share of profit in equity investments	—	(75,618)	(273,260)

Share of profit (loss) in subsidiaries	(887,591)	1,344,519	21,300,899
Share of profit in equity investment	—	48,952	546,437

Net income (loss)	(887,591)	1,317,853	21,574,076

Deemed dividend on Series A convertible redeemable preferred shares	—	(210,092)	(468,580)

Net income (loss) attributable to holders of ordinary shares	$(887,591)	$1,107,761	$21,105,496

ADDITIONAL FINANCIAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

TAOMEE HOLDINGS LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	Years Ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$(887,591)	$1,317,853	$21,574,076
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share-based compensation	—	73,221	170,446
Share of (profit) loss in subsidiaries	887,591	(1,344,519)	(21,300,899)
Share of profit in equity investment	—	(48,952)	(546,437)
Change in operating assets and liabilities:
Amount due to subsidiaries	—	—	1,000,000
Prepayments and other current assets	—	—	(116,216)
Other payables and accruals	—	—	185,145

Net cash (used in) provided by operating activities	—	(2,397)	966,115

Investing activities:
Cash investment in subsidiaries	—	(4,400,000)	—

Net cash used in investing activities	—	(4,400,000)	—

Financing activities:
Proceeds from issuance of Series A preferred shares	—	5,000,000	—
Payment of preferred share issuance costs	—	(51,282)	—
Payment of initial public offering cost	—	—	(162,740)
Cash dividends paid	—	—	(1,050,000)

Net cash (used in) provided by financing activities	—	4,948,718	(1,212,740)

Net increase in cash and cash equivalents	—	546,321	(246,625)
Cash and cash equivalents, beginning of the year	—	—	546,321

Cash and cash equivalents, end of the year	$—	$546,321	$299,696

Supplemental schedule of non-cash investing and financing activities:
Repurchase of ordinary shares included in amount due to a subsidiary	—	160,000	—

ADDITIONAL FINANCIAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE I

TAOMEE HOLDINGS LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated combined financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2010, the restricted net assets of the consolidated subsidiaries of Taomee Holdings Limited (the “Company”) were greater than 25% of the Company’s consolidated net assets.

Consistent with the consolidated combined financial statements, the condensed financial information of the Parent Company prior to the Reorganization (see Note 1) has been prepared as if the corporate structure as of December 31, 2009 and 2010 had been in existence since the inception of Shanghai Taomee.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated combined financial statements of the Company except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated combined financial statements of the Company.

TAOMEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	December 31,	March 31,
	2010	2011	2011
			Pro forma (Note 3)
Assets
Current assets:
Cash and cash equivalents	$43,087,134	$54,100,520	$54,100,520
Accounts receivable	438,243	252,887	252,887
Prepayments and other current assets	1,358,678	2,872,179	2,872,179
Deferred tax assets—current	2,799,865	2,828,178	2,828,178

Total current assets	47,683,920	60,053,764	60,053,764
Investment in equity investees	1,035,710	1,629,928	1,629,928
Property and equipment, net	3,125,608	3,015,089	3,015,089
Acquired intangible asset	146,133	147,611	147,611
Other assets	1,040,813	1,665,645	1,665,645

Total assets	$53,032,184	$66,512,037	$66,512,037

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 341,418 and 48,356 as of December 31, 2010 and March 31, 2011, respectively)	$344,698	$90,088	$90,088
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil and 63,573 as of December 31, 2010 and March 31, 2011, respectively)	—	933,615	933,615
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 38,826 and 88,889 as of December 31, 2010 and March 31, 2011, respectively)	38,826	88,889	88,889
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 8,393,474 and 9,731,222 as of December 31, 2010 and March 31, 2011, respectively)	8,684,198	11,097,458	11,097,458
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 10,783,198 and 13,638,397 as of December 31, 2010 and March 31, 2011, respectively)	10,783,198	13,638,397	13,638,397
Dividends payable (including dividends payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil and nil as of December 31, 2010 and March 31, 2011, respectively)	8,950,000	6,400,000	6,400,000
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 753,806 and 530,104 as of December 31, 2010 and March 31, 2011, respectively)	4,984,584	5,466,952	5,466,952
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 161,217 and 16,426 as of December 31, 2010 and March 31, 2011, respectively)	511,039	381,996	381,996

Total current liabilities	34,296,543	38,097,395	38,097,395

Commitments and contingencies (Note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.00002 par value; 125,000,000 shares authorized, issued and outstanding as of December 31, 2010 and March 31, 2011) (Redemption value $7,500,000)	5,627,390	5,746,906	—
Equity:
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 450,000,000 shares issued and outstanding as of December 31, 2010 and March 31, 2011, 575,000,000 shares issued and outstanding on a pro forma basis as of March 31, 2011)	9,000	9,000	11,500
Additional paid-in capital	1,158,534	1,432,091	7,176,497
Accumulated other comprehensive income	682,437	958,616	958,616
Retained earnings	11,258,280	20,268,029	20,268,029

Total equity	13,108,251	22,667,736	28,414,642

Total liabilities, mezzanine equity and equity	$53,032,184	$66,512,037	$66,512,037

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAOMEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share and per share data, unless otherwise stated)

	Three-Month Periods Ended March 31,
	2010	2011
Revenues:
Online business, net	$6,115,784	$11,775,969
Offline business, net	395,538	622,806

Total net revenues	6,511,322	12,398,775

Cost of services:
Online business	(995,469)	(1,667,624)
Offline business	(47,344)	(287,519)

Total cost of services	(1,042,813)	(1,955,143)

Gross profit	5,468,509	10,443,632

Operating income (expenses):
Product development expenses	(758,780)	(2,092,025)
Sales and marketing expenses	(274,861)	(1,034,939)
General and administrative expenses	(1,255,988)	(1,648,904)
Other operating income	—	174,196

Total operating expenses	(2,289,629)	(4,601,672)

Income from operations	3,178,880	5,841,960
Interest income, net	10,374	105,392
Other income (expenses), net	(514)	4,633

Income before income taxes and share of profit in equity investments	3,188,740	5,951,985

Income tax benefit (expense):
Current	—	(933,615)
Deferred	420,873	134,211

Total income tax benefit (expense)	420,873	(799,404)

Income before share of profit in equity investments	3,609,613	5,152,581
Share of profit in equity investments	16,962	3,976,684

Net income	3,626,575	9,129,265
Deemed dividend on Series A convertible redeemable preferred shares	(117,313)	(119,516)

Net income attributable to holders of ordinary shares	$3,509,262	$9,009,749

Earnings per share:
Basic	$0.01	$0.02
Diluted	$0.01	$0.01
Weighted average number of shares used in calculating earnings per share:
Basic	450,000,000	450,000,000
Diluted	450,140,050	482,579,336
Unaudited pro forma earnings per share (Note 3):
Basic		$0.02
Diluted		$0.01
Weighted average number of shares used in calculating unaudited pro forma earnings per share:
Basic		575,000,000
Diluted		607,579,336

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAOMEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In US dollars, except share and per share data, unless otherwise stated)

			Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total	Comprehensive income

	Ordinary shares
	Shares	Amount
Balance as of January 1, 2010	450,000,000	$9,000	$988,088	$152,784	$89,514	$1,239,386
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(117,313)	—	(117,313)
Share-based compensation	—	—	4,408	—	—	4,408
Net income	—	—	—	3,626,575	—	3,626,575	$3,626,575
Foreign currency translation adjustment	—	—	—	—	1,379	1,379	1,379

Balance as of March 31, 2010	450,000,000	$9,000	$992,496	$3,662,046	$90,893	$4,754,435	$3,627,954

Balance as of January 1, 2011	450,000,000	$9,000	$1,158,534	$11,258,280	$682,437	$13,108,251
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(119,516)	—	(119,516)
Share-based compensation			273,557	—	—	273,557
Net income	—	—	—	9,129,265	—	9,129,265	$9,129,265
Foreign currency translation adjustment	—	—	—	—	276,179	276,179	276,179

Balance as of March 31, 2011	450,000,000	$9,000	$1,432,091	$20,268,029	$958,616	$22,667,736	$9,405,444

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAOMEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share and per share data, unless otherwise stated)

	Three-Month Periods Ended March 31,
	2010	2011
Operating activities:
Net income	$3,626,575	$9,129,265
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,408	273,557
Depreciation and amortization	124,423	396,198
Share of profit in equity investments	(16,962)	(3,976,684)
Deferred income taxes	(420,873)	(134,211)
Changes in assets and liabilities:
Accounts receivable	520,469	185,356
Prepayments and other current assets	(903,862)	483,178
Other assets	—	(624,832)
Accounts payable	1,790	(254,610)
Income taxes payable	—	933,615
Due to related parties	—	50,063
Advance from customers	1,947,166	2,413,260
Deferred revenue	3,152,144	2,855,199
Accrued expenses and other current liabilities	649,533	(1,406,088)

Net cash provided by operating activities	8,684,811	10,323,266

Investing activities:
Purchases of property and equipment	(407,471)	(230,921)
Proceeds from sale of equity investment	—	3,885,000
Investment in an equity investee	—	(502,534)

Net cash provided by (used in) investing activities	(407,471)	3,151,545

Financing activities:
Cash dividends paid	—	(2,550,000)
Payment of initial public offering costs	—	(129,865)

Net cash used in financing activities	—	(2,679,865)

Effect of exchange rate changes	1,050	218,440

Net increase in cash and cash equivalents	8,278,390	11,013,386

Cash and cash equivalents, beginning of the period	10,834,905	43,087,134

Cash and cash equivalents, end of the period	$19,113,295	$54,100,520

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—

Interest paid	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$—	$6,389
Initial public offering costs not yet paid	$—	$1,866,814

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In US dollars, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

Taomee Holdings Limited (the “Company”) and all of its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of online entertainment platform, the provision of related offline products and services, and the production of films and animation series on television for children. The Group’s principal operations and geographic market are in the People’s Republic of China (“PRC”).

On February 14, 2011, the Company’s shareholders approved and executed a 50-for-one share split of the Company’s share capital. Each ordinary share and each Series A convertible redeemable preferred share of the Company is subdivided into 50 shares at a par value of $0.00002. The preferred shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.

2.	Basis of preparation

The unaudited condensed consolidated financial statements included herein have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“US GAAP”), regarding interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated combined financial statements as of December 31, 2008, 2009 and 2010 and for each of the three years in the period ended December 31, 2010. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

The financial information as of December 31, 2010 presented in the unaudited condensed consolidated financial statements is derived from the Group’s audited consolidated combined financial statements as of and for the year ended December 31, 2010.

3.	Summary of principal accounting policies

(a) Basis of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial information of the Group. All significant intercompany balances and transactions have been eliminated in consolidation.

As presented on the unaudited condensed consolidated balance sheet as of March 31, 2011, all the assets of the Company’s consolidated VIEs can be used to settle obligations of the Company or its subsidiaries. For all liabilities of the Company’s consolidated VIEs, the creditors or beneficial interest holders did not have recourse to the general credit of the Company or its subsidiaries. Summary financial information of the Group’s two consolidated VIEs included in the accompanying unaudited condensed consolidated financial statements is as follows:

	December 31, 2010	March 31, 2011
Total assets	$39,385,864	$52,680,624

Total liabilities	$44,486,316	$61,418,896

(b) Significant accounting policies

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated combined financial statements for each of the three years in the period ended December 31, 2010, except for the following additional accounting policies:

Unaudited Pro Forma Information. The pro forma balance sheet information as of March 31, 2011 assumes the conversion upon completion of the initial public offering of all the outstanding Series A convertible redeemable preferred shares as of March 31, 2011 into ordinary shares.

Unaudited Pro Forma Earnings per Share. Pro forma basic and diluted earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus the weighted average number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A convertible redeemable preferred shares as of March 31, 2011 into ordinary shares.

4.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	December 31,	March 31,
	2010	2011
Advances to suppliers	$37,432	$49,061
Other receivables	172,760	346,335
Other prepaid expenses	1,148,486	2,476,783

	$1,358,678	$2,872,179

5.	Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,	March 31,
	2010	2011
Leasehold improvements	$1,433,525	$1,463,273
Computers and office equipment	2,277,367	2,509,067
Vehicle	137,098	138,485
Software	89,060	89,960
Construction in progress	34,765	48,152

	3,971,815	4,248,937
Less: accumulated depreciation and amortization	(846,207)	(1,233,848)

Property and equipment, net	$3,125,608	$3,015,089

Depreciation and amortization expense for property and equipment was $124,423 and $396,198 for the three-month periods ended March 31, 2010 and 2011, respectively. Construction in progress represents the leasehold improvements currently in progress relating to the leased office space.

6.	Investment in equity investees

In February 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn Corporation (“Elyn”) that had been indirectly held by a nominal shareholder on its behalf. Of the 10.5% equity interest in Elyn, 9.14% was sold to the Series A shareholders of the Company and 1.36% was sold to a third party investor for US$3,385,000, and US$500,000, respectively in cash. A gain of $3,662,098 was recognized in share of profit in equity investments in the unaudited condensed consolidated statement of operations for the three-month period ended March 31, 2011. At the same time, the nominee shareholding agreement was terminated. The Company retained 29.5% equity in Elyn after this transaction and continued using the equity method to account for its investment in Elyn. The Group’s equity in profit of Elyn for the three-month periods ended March 31, 2010 and 2011 were $16,962 and $395,527, respectively, and was recorded in share of profit in equity investments in the unaudited condensed consolidated statements of operations.

In February and March 2011, Shanghai Taomee paid the remaining cash consideration of $502,534 for the purchase of the 17.65% equity interest in Shenzhen Ruigao Information Technology Co., Ltd. (“Ruigao”). Shanghai Taomee had made the first payment of the purchase consideration in October 2010. The Group’s equity in loss of Ruigao for the three-month period ended March 31, 2011 was $80,941 and was recorded in share of profit in equity investments in the unaudited condensed consolidated statement of operations.

7.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,	March 31,
	2010	2011
Other taxes payable	$1,429,821	$811,916
Accrued employee payroll and welfare	2,162,902	798,362
Other payables	1,391,861	3,856,674

	$4,984,584	$5,466,952

Other taxes payable mainly consist of sales tax payable. The Group’s PRC subsidiary and VIEs are subject to business tax at a rate of 5% on sales related to service rendered. The Group is also required to withhold PRC individual income tax on employees’ payroll for remittance to the tax authorities.

8.	Series A convertible redeemable preferred shares

The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	2010	2011
Balance at January 1	$5,158,810	$5,627,390
Deemed dividend on Series A convertible redeemable preferred shares	117,313	119,516

Balance at March 31	$5,276,123	$5,746,906

9.	Dividends Payable

On November 15, 2010, the board of directors of the Company approved and declared a cash dividend of US$10,000,000 paid out of net distributable profits to the shareholders of the Company who were registered members of the Company as of October 31, 2010. The total dividends payable as of December 31, 2010 and March 31, 2011 was $8,950,000 and $6,400,000, respectively.

10.	Share-based Compensation

As of March 31, 2011, options to purchase 43,300,000 ordinary shares were outstanding under the Company’s 2009 Share Incentive Plan.

On January 4, 2011, the Company granted options to the employees of the Group and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.36 per share under the Company’s 2010 Share Incentive Plan. The 2,500,000 options were in exchange for consulting services over the next four years. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

The weighted-average grant date fair value for options granted during the three-month period ended March 31, 2011 was $0.19 per share. The change in the fair value of the options granted to the third party consultant from the grant date to March 31, 2011 was not material. No options were exercised during the three-month periods ended March 31, 2010 and 2011. The Group recognized share-based compensation expense related to granted share options of $4,408 and $273,557 in the unaudited condensed consolidated statements of operations in the three-month periods ended March 31, 2010 and 2011, respectively.

The grant date fair value of the options granted in the three-month period ended March 31, 2011 was estimated using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

The key assumptions used in the Black-Scholes-Merton option-pricing model were as follows:

Three-month period ended March 31,
2011
Risk-free interest rate	2.61%
Expected term	6.25 years
Expected volatility rate	55.00%
Dividend yield	0%

In determining the fair value of the Company’s ordinary shares underlying the options granted in the three-month period ended March 31, 2011, the Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline comparables method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management’s expectation on IPO event) to determine the fair value of ordinary shares. Under the option-pricing method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the Company. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk free interest rate.

A summary of the options activities for the three-month period ended March 31, 2011 and the information regarding the options outstanding as of March 31, 2011 were as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2011	43,670,000	$0.06
Granted	19,165,000	$0.36
Forfeited	(370,000)	$0.07

Options outstanding at March 31, 2011	62,465,000	$0.15	3.2 years	17,194,532

Options vested or expected to vest at March 31, 2011	62,465,000	$0.15	3.2 years	17,194,532

Options exercisable at March 31, 2011	—	$—	—

As of March 31, 2011, there was $4,152,157 in total unrecognized compensation expense related to unvested options granted under the option plans, which was expected to be recognized over a weighted-average period of 3.2 years.

11.	Taxation

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The effective tax rate for the three-month periods ended March 31, 2010 and 2011 were (13.20)% and 13.43%, respectively. The fluctuation of the effective tax rate is primarily due to the changes in corporate income tax rate eligible to Shanghai Shengran and Shanghai Taomee in year 2010. Shanghai Shengran and Shanghai Taomee obtained a Software Enterprise Certification in 2010 and 2009, respectively, and are entitled to corporate income tax exemption for two years from the first profitable year (i.e. 2009). As such, the effective tax rates for the two entities were 0% in 2009 and 2010, and 12.50% for the following three years (from 2011 to 2013). The change of the eligible tax rate from tax exemption to 12.50% in 2011 has led to an increase in the effective tax rate in year 2011.

12.	Employment benefits and profit appropriation

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the unaudited condensed consolidated statements of operations for such employee benefits amounted to $86,099 and $184,603 for the three-month periods ended March 31, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

13.	Restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $2,009,740 as of March 31, 2011. In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of $4,759,492 as of March 31, 2011 was considered restricted. As a result of these PRC laws and regulations, as of March 31, 2011, approximately $6,769,232 was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

14.	Commitments and contingencies

(a) Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for the three-month periods ended March 31, 2010 and 2011 were $75,528 and $486,773, respectively.

As of March 31, 2011, future minimum lease payments under non-cancelable operating leases agreements were as follows:

April 1, 2011 – December 31, 2011	$1,825,701
2012	1,071,368

$2,897,069

(b) Contractual commitment

As of March 31, 2011, Shanghai Taomee’s unpaid commitments related to the collaborative agreement for the production and distribution of an animation film were RMB480,000 (equivalent to $72,478), which was expected to be paid in the remainder of 2011. Refer to Note 2(j) to the accompanying annual financial statements for detailed information on the collaborative arrangement.

(c) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, the Group doesn’t have any pending legal or administrative proceeding to which the Group is a party and the Group believe it will not have a material adverse effect on the business or financial condition.

15.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Three-Month Periods Ended March 31,
	2010	2011
Basic earnings per share:
Net income	$3,626,575	$9,129,265
Less:
Deemed dividend on Series A convertible redeemable preferred shares	(117,313)	(119,516)
Amounts allocated to preferred shares for participating rights to dividends	(762,883)	(1,958,641)

Net income attributable to ordinary shareholders—basic and diluted	$2,746,379	$7,051,108

Weighted average ordinary shares outstanding—basic	450,000,000	450,000,000

Basic earnings per share	$0.01	$0.02

Diluted earnings per share:
Net income attributable to ordinary shareholders-basic and diluted	$2,746,379	$7,051,108

Weighted average ordinary shares outstanding—basic	450,000,000	450,000,000
Stock options	140,050	32,579,336

Weighted average ordinary shares outstanding-diluted	450,140,050	482,579,336

Diluted earnings per share	$0.01	$0.01

Pro Forma earnings per share:
Net income attributable to ordinary shareholders—basic and diluted		$7,051,108
Add back:
Amounts allocated to preferred shares for participating rights to dividends		1,958,641

Net income attributable to ordinary shareholders—basic and diluted—pro forma		$9,009,749

Share used in computation basic earnings per share		450,000,000
Plus:
Assumed conversion of preferred shares		125,000,000

Weighted-average ordinary shares outstanding-basic-pro forma		575,000,000
Plus:
Share options		32,579,336

Weighted-average ordinary shares outstanding-diluted-pro forma		607,579,336

Pro forma earnings per share-basic		$0.02

Pro forma earnings per share-diluted		$0.01

For the three-month periods ended March 31, 2010 and 2011, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consisted of the following:

	Three-Month Periods Ended March 31,
	2010	2011
Series A convertible redeemable preferred shares	125,000,000	125,000,000
Outstanding employee options	—	19,165,000

Total	125,000,000	144,165,000

16.	Related party transactions

The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
Shenzhen ParaEngine Corporation (“PE”)	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Shenzhen 7th Road Technology Co., Ltd. (“7th Road”)	Significantly influenced by ZENG Liqing who is a director

In June 2009, Shanghai Taomee entered into an agreement with PE for developing and operating a 3-D online virtual world for children. For the three-month periods ended March 31, 2010 and 2011, Shanghai Taomee paid nil and $29,004 royalties to PE, respectively. As of March 31, 2011, the Group had an amount due to PE of $10,744.

In September 2010, Shanghai Taomee entered into an operating agreement with 7th Road for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by 7th Road. For the three-month periods ended March 31, 2010 and 2011, Shanghai Taomee paid nil and $181,716 royalties to 7th Road pursuant to this agreement, respectively. As of March 31, 2011, the Group had an amount due to 7th Road of $78,145.

17.	Segment and geographic information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations data by two segments, online business and offline business, when making decisions about allocating resources and assessing performance of the Group. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments.

The Group’s chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not feasible to show profit or loss by reportable segments. Also, the Group’s chief operating decision maker does not assign assets to these segments. No asset information by segment is provided to the chief operating decision maker.

The Group has two reportable segments: online business and offline business. The online business segment is responsible for developing and operating online virtual worlds and operating certain licensed online services. The offline business segment is responsible for licensing the Group’s proprietary cartoon figures to merchandisers and book publishers as well as producing films and animation series featuring the Group’s cartoon figures.

Three-Month period ended March 31, 2010	Online Business	Offline Business	Total
Revenue	$6,850,281	$411,775	$7,262,056
Less: sales tax and related taxes	(734,497)	(16,237)	(750,734)

Net revenue	6,115,784	395,538	6,511,322
Less: cost of services	(995,469)	(47,344)	(1,042,813)

Gross profit	$5,120,315	$348,194	$5,468,509

Three-Month period ended March 31, 2011	Online Business	Offline Business	Total
Revenue	$12,730,657	$719,768	$13,450,425
Less: sales tax and related taxes	(954,688)	(96,962)	(1,051,650)

Net revenue	11,775,969	622,806	12,398,775
Less: cost of services	(1,667,624)	(287,519)	(1,955,143)

Gross profit	$10,108,345	$335,287	$10,443,632

The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

18.	Subsequent events

The Group has evaluated subsequent events through May 24, 2011.

On May 24, 2011, the Company granted to the directors and employees options to purchase a total of 20,175,000 ordinary shares and a total of 4,500,000 restricted shares of the Company under the 2010 Share Incentive Plan. The exercise price of the options and the purchase price of the restricted shares granted shall be the Company’s IPO price per share set forth on the final prospectus once the Company’s registration statement has been declared effective. These options shall vest over a four-year period or a three-year period with a graded vesting schedule and the restricted shares shall vest over a four-year period, all commencing on May 24, 2011.

7,187,500 American Depositary Shares

Taomee Holdings Limited

Representing 143,750,000 Ordinary Shares

Credit Suisse	Deutsche Bank Securities

Oppenheimer & Co.	Pacific Crest Securities	Stifel Nicolaus Weisel	CICC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or willful default.

Under the form of indemnification agreements to be filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). All securities we have sold within the past three years were not registered under the Securities Act, because we believe that each of the issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On September 26, 2008, we issued 50 ordinary shares to Offshore Incorporations (Cayman) Limited for nominal consideration.

On October 20, 2008, we issued 200 ordinary shares to Joyluck Associates Limited for nominal consideration.

On April 16, 2009, in consideration of the services provided to our company, we issued 150,000,000, 124,999,750, 90,000,000, 85,000,000 and 50,000,000 ordinary shares to Frontier Technology Holdings Limited, Joy Union Holdings Limited, Universys Holdings Ltd., Charming China Limited and Top Ventures Resources Limited, respectively.

On May 6, 2009, we issued in a private placement 113,418,000, 9,931,500 and 1,650,500 Series A preferred shares to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., respectively, at a price of $0.04 per share.

On June 24, 2009, we granted options to purchase a total of 10,500,000 ordinary shares at the price of US$0.0400 per share to certain of our employees under the 2009 Plan.

On June 7, 2010, we granted options to purchase a total of 35,175,000 ordinary shares at the price of US$0.0700 per share to certain of our directors, executive officers and employees under the 2009 Plan.

On January 4, 2011, we granted options to our employees and a third-party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.3600 per share under the 2010 Plan.

On May 24, 2011, we granted options to purchase a total of 20,175,000 ordinary shares at the initial public offering price and a total of 4,500,000 restricted shares to our independent director appointees, executive officers and employees under the 2010 Plan. The options granted to the independent director appointees are subject to vesting over three years, and the rest are subject to vesting over four years, starting from May 24, 2011.

No consideration was payable in connection with these above option grants.

No underwriters were involved in the foregoing sales of securities.

The transactions with Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. were exempt from registration under the Securities Act in reliance on Regulation S promulgated thereunder.

The transactions with Frontier Technology Holdings Limited, Joy Union Holdings Limited, Universys Holdings Ltd., Charming China Limited and Top Ventures Resources Limited were exempt from registration under the Securities Act in reliance on Regulation S promulgated thereunder.

The issuances of options to our directors, officers, employees and a third-party consultant under our 2009 and 2010 share incentive plans were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China, on May 24, 2011.

Taomee Holdings Limited

By:	/s/ Benson Haibing Wang
Name:	Benson Haibing Wang
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on May 24, 2011.

Signature	Title

* Jason Liqing Zeng	Chairman

/s/ Benson Haibing Wang Benson Haibing Wang	Director and Chief Executive Officer (principal executive officer)

* Paul Keung	Chief Financial Officer (principal financial officer and principal accounting officer)

* Crow Zhen Wei	Director and Chief Technology Officer

* Roc Yunpeng Cheng	Director and Chief Operating Officer

* JP Gan	Director

* Donald J. Puglisi Managing Director Puglisi & Associates	Authorized U.S. Representative

*By:	/s/ Benson Haibing Wang
Benson Haibing Wang
Attorney-in-Fact

Taomee Holdings Limited

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1^	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2^	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of this offering.

4.1†	Form of Registrant’s American Depository Receipt (included in Exhibit 4.3).

4.2*	Specimen Certificate for Ordinary Shares of the Registrant.

4.3†	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depository Shares issued thereunder.

4.4^	Shareholder’s Agreement, dated as of May 6, 2009, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder.

5.1^	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.

8.1^	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2^	Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

8.3	Opinion of King & Wood regarding certain PRC tax matters.

8.4^	Opinion of King & Wood regarding certain PRC law matters.

10.1^	2009 Stock Option Plan.

10.2^	2010 Share Incentive Plan.

10.3^	Form of Indemnification Agreement with the Registrant’s directors and officers.

10.4#	Form of Employment Agreements with the Registrant’s senior executives.

10.5^	English Translation of Loan Agreement, dated as of June 12, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei and Shanghai Shengran Information Technology Co., Ltd.

10.6^	English Translation of Proxy Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

10.7^	English Translation of Option Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng and Shanghai Shengran Information Technology Co., Ltd.

10.8^	English Translation of Business Operation Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

10.9^	English Translation of Commercial Cooperation Agreement between Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

Exhibit Number	Description of Document
10.10^	English Translation of Equity Interest Pledge Agreement, dated as of March 17, 2010 among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

10.11^	English Translation of Equity Investment Agreement among Shenzhen Decent Investment Limited, Shanghai Taomee Network Technology Co., Ltd. and certain other parties listed thereunder.

10.12^	English Translation of Joint Operation Agreement, dated as of September 9, 2010, between 7th Road Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.13^	English Translation of Building Lease Contract, dated as of February 8, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.14^	English Translation of Building Lease Contract, dated as of February 8, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

10.15^	English Translation of Building Lease Contract, dated as of April 12, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.

10.16^	English Translation of Nationwide Exclusive Agency Agreement for Mole’s World Prepaid Cards, dated as of November 17, 2008, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.17^	English Translation of Agency Sales Cooperation Agreement for Taomee Internet Physical Cards (Guangdong and Hainan), dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.18^	English Translation of Agency Sales Cooperation Agreement for Taomee Internet Physical Cards (Hunan), dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.19^	English Translation of Agency Sales Cooperation Agreement for Taomee Internet Virtual Cards, dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.

10.20^	Form of Director Agreement with independent directors of the Registrant.

10.21^	Registration Rights Addendum, dated as of May 4, 2011, between Taomee Holdings Limited and Saban Media Ventures LLC.

21.1^	Subsidiaries of the Registrant.

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

23.2^	Consent of Maples and Calder (included in Exhibit 5.1).

23.3^	Consent of Latham & Watkins LLP (included in Exhibit 8.2).

23.4^	Consent of King & Wood (included in Exhibit 8.4).

23.5^	Consent of iResearch Consulting Group.

23.6^	Consent of Qi Ji, an independent director appointee.

23.7^	Consent of Shengwen Rong, an independent director appointee.

24.1^	Powers of Attorney (included on the signature page in Part II of this registration statement).

99.1^	Code of Business Conduct and Ethics.

*	To be filed by amendment.
^	Previously filed.
†	To be incorporated by reference to the registration statement on Form F-6 (File No. 333-174441), filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.
#	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.